PE
4-1-02


02024704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K


RECEIVED
APR 0 4 2002
WASH, D.C.
363
SECTION

OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of APRIL, 2002

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date 2 APRIL 2002 By Luke Thomas
(Signature) *

PROCESSED
APR 1 5 2002
THOMSON
FINANCIAL P

H:\SConway-Lusted\Precedents\Statutory - US\Form 6K cover manual Luke Thomas.doc

Technology that enables

Spirent plc Annual Review 2001


SPIRENT
inspired innovation





Contents

Financial Highlights
01 Spirent plc
02 Accelerating
03 Developing
04 Deploying
05 Assuring
06 Leading
08 Discussion with the Chief Executive
10 Summary Operating Review
14 Our Board of Directors and Management Team
16 Summary Financial Review
19 Summary Directors' Report
20 Directors' Remuneration and Interests
21 Corporate Governance
Social Responsibility
22 Independent Auditors' Statement to the Members of Spirent plc
Summary Financial Statement
23 Consolidated Profit and Loss Account
Consolidated Statement of Total Recognised Gains and Losses
24 Consolidated Balance Sheet
25 Consolidated Cash Flow Statement
Reconciliation of Net Cash Flow to Movement in Net Borrowings
Notes to the Summary Financial Statement
27 Shareholder Information
28 Glossary
Financial Calendar
Contact Details

Dear Shareholders

Your Company has delivered resilient performance in a year which has been difficult for the economy generally, and for the telecoms industry specifically. In response, we have taken the actions necessary to protect our profits and adapt to the changing levels of market demand. In particular, I would like to highlight our success in generating increased cash over 2000, even in this challenging environment.

The Group remains committed to retaining, developing and motivating our employees. As we work with new technologies, respond to customer needs and expand geographically into Europe and Asia, it is our people who are the platform from which Spirent will continue its evolution into a leading international communications business.

We recognise that innovation and the ability to be first to market are crucial attributes in the industries in which the Group operates. To that end, we will strive to protect our spending on new product development for future growth. We are confident that Spirent will be able to generate full value from a market recovery.



George W Sarney
Chairman

[signature]

Financial Highlights

£ million	2001	2000	Change %
Turnover	802	697	15
Operating profit*	113	138	(18)
Profit before taxation**	101	125	(19)
Headline earnings per share (pence)**	7.76	12.61	(38)
Dividend per share (pence)	4.35	4.35	–

Turnover £ million

Year	
01	802
00	
99	
98	
97	

Operating Profit* £ million

Year	
01	113
00	
99	
98	
97	

Product Development £ million

Year	
01	96
00	
99	
98	
97	

Headline EPS** pence

Year	
01	7.76
00	
99	
98	
97	

* *Before goodwill amortisation of £86.6 million (2000 £25.7 million) and exceptional items of £759.5 million (2000 £2.2 million) (including goodwill impairment of £724.6 million)*

** *Before goodwill amortisation and exceptional items as above and non-operating exceptional profit of £14.5 million, being the net profit on the disposal and closure of operations (2000 loss £14.9 million)*

Spirent plc is a public limited company registered in England. Its Ordinary shares are listed on the London Stock Exchange and, in the form of American Depositary Shares with effect from 10 July 2001, on the New York Stock Exchange.

The full Annual Report of Spirent plc for the year ended 31 December 2001 complies with UK regulations. This Annual Review, which is a summary report of the year, has been issued to shareholders who have elected not to receive the full Annual Report.

Both the Annual Report and the Annual Review are available on Spirent's website at www.spirent.com

A separate Annual Report on Form 20-F will be prepared to meet US regulations and will be filed with the US Securities and Exchange Commission (SEC) by 30 June 2002.

Cautionary Statement
Certain statements provided in this Annual Review may be forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as 'will', 'anticipate', 'estimate', 'expect', 'project', 'intend', 'plan', 'should', 'may', 'assume' and other similar words. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause actual results to differ materially from those expressed or implied by these statements. Such factors include: aggressive competition, our ability to develop and commercialise new products and services; risks relating to the acquisition or sale of businesses; reliance on third party manufacturers and suppliers; exposure to liabilities for product defects; reliance on proprietary technology; ability to grow in e-commerce; ability to attract and retain qualified personnel; risks of doing business internationally, and risks of downturns in the industries in which Spirent participate; and other risks described from time to time in the periodic reports and filings made by Spirent plc with the SEC. The Company undertakes no obligation to update any forward-looking statements contained in the Annual Review, whether as a result of new information, future events or otherwise.
















Spirent's technologies play a crucial role behind the scenes, which enables all this to happen.



Spirent plc is an international network technology company providing state-of-the-art solutions with a focus on high growth, high technology activities. Our Communications group unites leading edge performance analysis technology with network operations expertise, enabling customers to accelerate the development, deployment and assurance of next generation network equipment and services worldwide.



Contact



COMPAQ
iPAQ

Accelerating

Spirent's performance analysis and service assurance solutions help our customers bring new technologies to market faster. This means the ability to capture a larger market share and a quicker return on the money invested in the development process. That's very important to our customers and to us.

Developing

New mobile phone networks and high speed internet access don't just happen. Spirent's laboratory based performance analysis solutions are used by customers to develop, test and refine their own products before bringing them to market.





Deploying

As new technologies replace old, Spirent's service assurance technologies help smooth the transition. Spirent helps pinpoint problems and facilitate solutions for improved network operations. This saves our customers time and money, and helps keep the communication process running smoothly for the end user – you.

Assuring

As the world becomes increasingly interconnected, Spirent plays a pivotal role in maintaining the integrity of the telecommunications network. When you place a call, send an e-mail or surf the internet, Spirent's technologies help ensure that your connection is fast and trouble free.



Leading



From left to right:
My I Chung, Executive Director and
Group President, Spirent Communications
Nicholas K Brookes, Chief Executive
Eric G Hutchinson, Finance Director


will Spire
future

Discussion with the Chief Executive, Nicholas Brookes

Spirent has delivered resilient operating performance and strong cash generation in a year marked by an unprecedented downturn in the telecoms industry. We have taken action to protect profits and improve cash flow, to reduce borrowings and to increase our investment in product development for technological leadership.

How would you summarize Spirent's performance in 2001?

Spirent has delivered resilient operating performance and strong cash generation in a year marked by an unprecedented downturn in the telecoms industry, the general slowdown of the world economy, and the economic uncertainties created by the terrorist attacks in the United States.

Regrettably, part of the response to the slowdown had to be the reduction of resources employed, resulting in tough decisions to restructure operations and job losses. The actions we have taken are now expected to generate annualised savings of £34.6 million compared to our previous estimate of £30 million. In taking these cost reduction measures, we have been mindful of the need to protect our ability to develop new products within the Communications group as a key driver for future growth.

How did the business perform financially in 2001?

Despite a marked decline in the market environment, financial performance was resilient, with turnover rising 15 per cent to £801.8 million (2000 £696.7 million) reflecting a full year's contribution from our 2000 acquisitions. Operating profit fell 18 per cent to £112.9 million (2000 £137.9 million) as a result of the slowdown in the telecommunications industry and a considerably increased investment in product development.

Can you comment on the ability of Spirent to continue to fund expansion within its current borrowing limits?

Cash generated from our operations has risen some 12 per cent in 2001, with operating cash flow being positive for all our businesses. The divestment of Sensing Solutions in November generated net cash of £147.1 million, which has been used to reduce net borrowings to £179.1 million at 31 December 2001.

Spirent remains in a strong position financially to take advantage of the upturn when it comes. The reduction in borrowings has strengthened our position, reduces our interest burden and allows us, with our confirmed banking facilities, to fund expansion comfortably within our current banking covenants.

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

What is included in exceptional costs?
Operating exceptional items include goodwill impairment of £724.6 million, provisions against debtors and stocks of £19.4 million, reorganisation costs of £11.3 million and acquisition retention bonuses of £4.2 million.

Why have you impaired goodwill?
Hekimian has achieved considerable growth in 2001, the acquisition of the business being a key part of the strategic development of Spirent, and we continue to be confident that the business has excellent long term prospects. Hekimian has firmly established Spirent as a leader in the service assurance market space, which we believe will offer strong growth in the future. However, in accordance with accounting standards, we are required to reassess the carrying value of Hekimian. This has been prompted by the continued fall in comparable company valuations in the light of the industry downturn and has resulted in an impairment charge of £477 million. This charge is a non-cash adjustment which has no bearing on the ability of the company to generate profit and cash in the future.

As reported in our half-year results, we wrote down the carrying value of goodwill on our investments in Zarak and Net-HOPPER by £247.6 million.

We have reviewed the carrying values of goodwill of all other businesses and concluded that no impairment is required.

How has your product development been affected by the telecoms downturn?
Product development is an important driver of growth and an area in which we have expanded our efforts despite the telecoms downturn. In 2001, we invested £95.9 million (2000 £60.3 million), representing 12 per cent of sales (2000 8.7 per cent). Within the Communications group, product development spend more than doubled to £73 million (2000 £34.7 million), equivalent to 17 per cent of sales (2000 12 per cent), leading to a number of successful new product launches.

What were the operational highlights of the year?
Within the Communications group, significant contracts from the incumbent local exchange carriers in the United States and other major service providers propelled the Service Assurance Solutions Division (formerly known as Network Monitoring) to record performance. Contracts won in 2001 included the first large-scale deployment of our CenterOp suite of products. These operations support systems are the platform for Spirent Communications' next generation of service assurance solutions that encompass a variety of network services.

Spirent Communications became the first service assurance provider to certify in hardware, software and services for the industry's stringent new TL-9000 quality standards for telecommunications systems.

The Communications group's Performance Analysis Solutions Division (formerly known as Telecom Test) was more directly affected by the telecoms downturn. This division's leading customers were among those hardest hit.

Even in this difficult economic environment, the division was able to increase its market share thanks to the advanced nature of its solutions. We continue to win industry plaudits. We participated in the showcase public demonstrations of terabit routing and 10-gigabit Ethernet testing. We were first-to-market to deploy test products for 10-gigabit Ethernet, cdma2000 and location-based wireless applications.

Can you outline Spirent's strategic direction?
Our mission is to accelerate the development, deployment and assurance of next-generation network technology around the world. As today's independent circuit-switched voice, data and signalling networks migrate towards converged packet-switched networks for voice, data, signalling and video traffic, this will have a great positive global impact. The communications industry therefore offers strong long term growth prospects.

How is the integration of your Communications businesses proceeding?
We took significant steps throughout the year to leverage expertise in the Performance Analysis Solutions and Service Assurance Solutions Divisions to develop joint solutions to address customer needs more rapidly. We achieved one of the first fruits of this integration with the development and delivery for trial of optical test units in the service assurance arena in less than six months, building upon expertise from the performance analysis team.

Spirent Communications group made progress on integrating sales, marketing, administrative and manufacturing operations throughout the year. As part of our efforts, we formed a sales team focused on early adopters of new network technologies and have been working to create integrated solutions, using both performance analysis advanced probe technology and service assurance software.

What key changes in senior management took place in 2001?
My Chung joined the Board as an executive director in May 2001, bringing to the Spirent plc Board a wealth of expertise and experience gained in the telecommunications industry. Olivier Huon joined Spirent in July 2001 as Director of Business Development. Jim Schleckser was promoted to President of Hekimian in April 2001. Paul Eardley has taken on the role of Company Secretary in addition to his duties as General Counsel.

Robert Potter will retire from his role as Group President, Spirent Systems on 31 March 2002.

Why did you list your shares on the New York Stock Exchange?
An important development was the listing of our shares on the New York Stock Exchange in July 2001. With some 70 per cent of Group revenues coming from our US operations, we are committed to delivering an increased profile and understanding of the Company to the US financial community.

Can you comment on the outlook for 2002?
The levels of activity in the first half of 2002 are likely to remain in line with the second half of 2001 and we have positioned the Company to be profitable and cash generative at these levels. Spirent Communications' systems are positioned in technologies that are critical to the deployment of next-generation converged voice, data and video networks and Spirent will be able to generate full value from a market recovery.

Nicholas K Brookes
Chief Executive



Summary Operating Review

Communications

The mission of Spirent Communications is to accelerate the development, deployment and assurance of next-generation network technology around the world. As today's independent circuit-switched voice, data and signalling networks migrate toward converged packet-switched networks for voice, data, signalling and video traffic, this will have a great positive global impact, and the communications industry offers strong long term growth prospects.

£ million	2001	2000	Change %	Organic change %
Turnover	430.6	289.2	49	(4)
Operating profit	83.4	98.6	(15)	(40)
Return on sales (per cent)	19.4	34.1		

Spirent Communications provides the test, performance analysis systems and network management expertise our customers need to move new technologies out of the laboratory and into widespread deployment as quickly and profitably as possible. Our customers include the world's largest and most progressive manufacturers of network equipment and terminals, global service providers and large enterprise network operators. Our strategy is to unite the best in performance analysis technology with in-depth network operations expertise to accelerate the development, deployment and assurance of next-generation network technologies.

In keeping with this strategy, we have organised Spirent Communications into two operating divisions: the Performance Analysis Solutions Division (formerly the Telecom Test division), focused on test and performance analysis, and the Service Assurance Solutions Division (formerly the Network Monitoring division), focused on service assurance for improved network operations.

Bringing together the two divisions of Spirent Communications gives us a unique competitive advantage by positioning Spirent at the forefront of new technology development and extending the potential return on our research and development investment through the entire life cycle of network technology deployment. For customers, this advantage translates into more rapid development of their new devices, more rapid acceptance of those devices in the field and lower costs for widespread deployment of their new networking services.

Our partnership and investment in Caw Networks gives Spirent Communications the ability to offer application-layer testing of websites and firewalls. Our Advanced Test Program initiative positions us in university and independent research laboratories as well

"Spirent Communications emerged from the past year's challenges in a position of strength, ready for the market's rebound. This performance validates our strategy to develop revenues from the service assurance market as well as from the performance analysis market. During the course of the year, this strategy improved our ability to enable customers to accelerate the development, deployment and assurance of next-generation network technologies."

My E Chung
Executive Director and Group President, Spirent Communications



as the Internet2 project and helps ensure that Spirent remains at the forefront of new networking technology.

A key strategic goal of the group is to become a truly global provider of telecoms test, management and performance analysis systems. In 2001, 35 per cent of the Performance Analysis Solutions Division's turnover came from outside North America (2000 26 per cent). We now have more than 80 Spirent Communications sales and marketing staff in Europe, the Middle East and Asia, and we seek to increase the percentage of non-North American sales over the coming years.

Performance Analysis Solutions Division

£ million	2001	2000	Change %	Organic change %
Turnover	245.5	283.7	(13)	(23)
Operating profit	38.7	97.1	(60)	(65)
Return on sales (per cent)	15.8	34.2		

Turnover was impacted significantly by decreased demand by the major network equipment manufacturers in North America and Europe. Sales to customers in Asia grew strongly. Manufacturing margins were maintained, but reduced volumes combined with increased product development spend resulted in a fall in the operating margin achieved.

This division develops and delivers testing solutions for a broad range of communications technologies, including Ethernet, wireless, optical, Packet-over-SONET, digital subscriber line (DSL), global positioning systems (GPS), traditional voice and voice-over-IP, giving customers the ability to source their complete requirements for performance analysis solutions from Spirent. Our broad range of products enables equipment manufacturer and service provider development laboratories to thoroughly emulate large-scale networks, introduce impairments and stress-test equipment to ensure maximum performance and conformance to industry standards.

Spirent Communications' systems test a full range of wireless and wireline networks and equipment, including core terabit routers and ATM switches, metro optical access systems, next-generation wireless and broadband access devices, high-speed Ethernet enterprise and storage area networks, and GPS-based wireless terminals. Our test systems can be used individually or integrated into solutions that fully emulate the network conditions new products will encounter. In short, Spirent Communications' systems are positioned in technologies that are critical to the deployment of next-generation converged voice, data and video networks.

The Performance Analysis Solutions Division was directly affected by the downturn in the overall communications industry. This division's top customers were among those hardest hit. Even in this difficult economic environment, the Performance Analysis Solutions Division was able to increase its share of total capital spend captured due to the advanced nature of its solutions. Cost-cutting measures and continued focus on leading-edge product development in 2001 ensures that this division is appropriately sized for its current level of business and is well positioned to respond rapidly to upturns in market spending.

Service Assurance Solutions Division

£ million	2001	Pro forma 2000	Growth %	Organic growth %
Turnover	185.1	121.3	53	46
Operating profit	44.7	29.1	54	49
Return on sales (per cent)	24.1	24.0		

Turnover grew strongly as the incumbent local exchange carriers in the United States increased demand for our test probes and software systems for service assurance applications. New customers added in the year further increased sales. Manufacturing margins and operating expenses were maintained in proportion to sales.

The Service Assurance Solutions Division was formed at the end of 2000 with the acquisitions of Hekimian and Net-HOPPER. This division provides network test and operations support systems used by many of the world's largest and most progressive service providers to assure the quality of high bandwidth voice and data services. These systems enable the efficient delivery and maintenance of high-value network services, including private line voice and data, digital subscriber line, wireless, optical and converged packet networks. Service assurance products include operations support system software, remote test probe hardware, network test access systems and the expertise to implement and maintain the systems over extended periods of time.

Spirent Communications is at the forefront of two important industry trends in remote testing: firstly, to automate an increasing number of everyday tests in order to reduce the costs of operating large-scale networks; and secondly, to integrate a broader range of network status and service quality measurements with network testing to provide comprehensive service assurance management solutions. We believe these trends will serve to deepen our relationships with customers and increase the overall size of our market opportunity.

Though 2001 was a uniquely tough year in the communications industry, Spirent Communications weathered the year's challenges and emerged in a position of strength, ready for market recovery. This validates our strategy to develop revenues from the service assurance market as well as from the performance analysis market. During the course of the year, this strategy improved our ability to enable customers to accelerate the development, deployment and assurance of next-generation network technologies.

The Service Assurance Solutions Division won significant contracts from Verizon, SBC, Qwest and other major service providers which propelled this division to record performance.

A major strategic initiative of the Service Assurance Solutions Division is to expand globally from its largely North American customer base. Spirent Communications also became the first service assurance provider to certify in hardware, software and services for the industry's stringent new TL-9000 quality standards for telecommunications systems.

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

Summary Operating Review
continued

Network Products

In the face of the general slowdown in North America and Europe, and a second half downturn in South America, the Network Products group experienced a decline in both sales and margins. Key customer sectors, including both telecoms and truck building, were particularly affected by difficult market conditions but early restructuring actions enabled the business to remain fundamentally strong and well positioned to take advantage of an upturn.

£ million	2001	2000	Change %	Organic change %
Turnover	170.4	181.4	(6)	(6)
Operating profit	15.3	25.3	(40)	(40)
Return on sales (per cent)	9.0	13.9		

During 2001, we completed a major restructuring of the global business, consolidating and extending customer-facing activities whilst reducing administrative and production resources to bring costs in line with changes in demand. The results of this restructuring will become fully effective in the first half of 2002.

Despite the difficult market environment, the Network Products group continued to invest in its telecoms-related business to support future growth. Investment in new products to meet local needs has been followed by their successful introduction into new markets through existing HellermannTyton channels. The launch of our recently developed Local Area Network connectivity products into the United States got off to a good start as reported in our Interim Results, our 'Gigaband Category 6' range being named a winner in *Communications News* magazine's 'Editors Choice 2001' awards. We look forward to further developing our 'Network Sciences' brand in North America and around the world through 2002. The connectivity systems complement our more established communications offerings, such as raceway products, where we have won several major contracts supporting network installations.

The second half of the year has also seen our first half optimism for small office/home office (SoHo) solutions translated into further contracts with a major UK telecoms provider to create fully networked homes and offices. We are working to expand this concept into the United States and Europe.

2001 saw record annual sales of Autotools, which are automatic tools for the application of our fixing products. With each Autotool generating repeat sales of consumable products, the Autotool business represents an important source of ongoing revenue for the group.

Automotive sales continue to contribute significantly to the success of the group. Despite the slowdown in the global automotive market, including the continuing difficulties in the US truck market, the group has increased its share of the value of components on vehicles. This has been achieved through close working relationships with customers and innovative product development as new vehicle platforms are introduced. During 2001, our focus on design and customer service has resulted in the group increasing the number of major global automotive customers with which it enjoys 'preferred supplier' status. The group is therefore well placed to capitalise on any improvement in the automotive market.

Our globalisation activities have continued in 2001, enabling our customers to benefit further from our global capabilities and product range. The success of this programme has been reflected in a number of major supply agreements which have been signed during the year with international customer groups.

Taken together, our capital investment programme coupled with cost reduction measures whilst maintaining our emphasis on innovation have allowed us to weather the recent downturn. The Network Products group is well positioned for growth as existing markets recover and we start to exploit new opportunities in home and business networking.



Stephen J Salmon
Group President, Network Products

Systems

The Systems group was able to report an increase in operating profit, generated in part through the completion of the initial development of AuRA™ and the consolidation programme within the aerospace information and software systems businesses.

£ million	2001	2000	Change %	Organic growth %
Turnover	124.0	135.4	(8)	4
Operating profit	6.1	2.7	126	201
Return on sales (per cent)	4.9	2.0		

Within the aerospace business, we signed AuRA deals with American Eagle, Continental Express and Boeing with a combined order value of $20 million. This builds on existing AuRA business with US carriers Sun Country, Frontier and USA 3000. AuRA is Spirent's Maintenance, Repair and Overhaul system which is designed to help air operators control the cost and timing of aircraft maintenance whilst improving efficiency.

Our Aviation Information Solutions (AIS) business made good headway, with further validation of our concept and product, demonstrated by the expansion of our existing relationship with FedEx to supply 90 of their Airbus fleet with airborne file servers and software applications at an order value of some $10 million. Our AIS technology helps flight crew manage information and on-board software applications, improve logging of faults and reduce time spent on maintenance.

On 20 February 2002, we announced that Spirent has entered into an agreement for the sale of the equity and assets of its non-core aerospace component businesses from within its Systems group to Curtiss-Wright Corporation of the United States, for a cash consideration of $60 million (approximately £42 million).

Discontinued Operations

In November, we completed the sale of the equity and assets of our Sensing Solutions group to the General Electric Company for a cash consideration of $220 million (approximately £152 million).

The net proceeds of the sale were used to reduce net debt. The sale represented a further step in Spirent's increasing focus on communications related activities. Under the terms of the deal, all of the approximately 2,000 employees in the Sensing Solutions group transferred with the business.

Combined Sensing Solutions revenues for the period up to divestment were £76.8 million, with an operating profit for the combined Sensing Solutions businesses of £8.1 million.

Interconnection Joint Venture

Our share of turnover increased by 3 per cent to £78.3 million (2000 £76.0 million) and our share of the operating profit decreased by 28 per cent to £9.6 million (2000 £13.3 million).

The business experienced a marked deterioration in market conditions during the second half of the year as a result of the global recession. Local management have undertaken actions to reduce costs. Against this background, the business continues to expand its market through delivery of a high level of product innovation.



Robert B Potter
Group President, Spirent Systems

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

Our Board of Directors and Management Team


1


2


3


4


5




7


8




9

Executive Directors

1. Nicholas K Brookes (54) UK resident [N]
Chief Executive
Nicholas Brookes was previously a Vice President of Texas Instruments Inc from where he joined the Board as Deputy Chief Executive in 1995, becoming Chief Executive in 1996. He is also a non-executive director of De La Rue plc and Corporacion Financiera Alba S.A.

2. Eric G Hutchinson (46) UK resident
Finance Director
Eric Hutchinson was appointed to the Board as Finance Director in 2000 having previously been responsible for all financial reporting and control within the Group. He joined the Company in 1983, was appointed Chief Accountant in 1987 and became Head of Corporate Accounting in 1997.

3. My E Chung (49) US resident
Group President, Spirent Communications
My Chung was appointed to the Board on 9 May 2001 and has specific operating responsibility as Group President, Spirent Communications. Prior to joining the Company in 1998, he spent 11 years with Telecommunications Techniques Corporation (TTC), most latterly as Division President.

Non-executive Directors

4. George W Sarney* (62) US resident [ARN]
Chairman
Dr Sarney joined the Board in 1996, was appointed Chairman in 1999 and is also Chairman of the Nomination Committee. He was Chief Executive of the Intelligent Automation Division of Invensys plc until he retired at the end of 1999. He is also a non-executive director of Consolidated Edison Inc.

5. James A D Wyness* (64) UK resident [ARN]
James Wyness was appointed to the Board in 1979 and is the senior independent non-executive director and Chairman of the Audit Committee. He was formerly Senior Partner of Linklaters, the Company's UK legal advisers, from where he retired in 1997. He is non-executive Chairman of Saracens Limited.

6. Paul M F Cheng* (65) Hong Kong resident [RN]
Paul Cheng was appointed to the Board in 1996. He is a founding partner of China Key Consultants Limited. He was formerly Chairman of Inchcape Pacific Limited and N M Rothschild & Sons (Hong Kong) Limited as well as a member of Hong Kong's Legislative Council. He currently serves as an independent non-executive director of several listed companies on the Hong Kong Stock Exchange and is an adjunct professor at the business school of the Hong Kong University of Science and Technology.

7. Marcus Beresford* (59) UK resident [ARN]
Marcus Beresford was appointed to the Board in 1999 and is Chairman of the Remuneration Committee. He was appointed Chief Executive of GKN plc in 2001 and has over 30 years managerial experience in the automotive and electronic industries.

8. Richard M Moley* (63) US resident [RN]
Richard Moley was appointed to the Board in 2000. He was previously a main Board director and Senior Vice President of Cisco Systems from where he retired in 1997. He currently serves as a non-executive director (formerly Chairman) of Netro Corporation and a number of other US high tech public and start up companies including Linear Technologies Corporation, Echelon Corporation, Calient Systems Inc and Polaris Networks Inc.

9. P Göran Ennerfelt (62) Swedish resident [AN]
Göran Ennerfelt was appointed to the Board in 2000. He is President and Chief Executive of Axel Johnson AB, a member of the Axel Johnson Group. He is also Chairman of the Swedish Federation of Trade, the Board of Trustees of SNS (Center for Business and Policy Studies), the General Export Association of Sweden and the Stockholm Institute of Transition Economics at the Stockholm School of Economics. He is a director of Svenska Handelsbanken, the Confederation of Swedish Enterprise and the Swedish National Committee of the International Chamber of Commerce.

A Audit Committee
R Remuneration Committee
N Nomination Committee

* indicates that the director is considered independent of the management of the Company

Operations Management Team

1. Nicholas K Brookes (54)
Chief Executive

2. Eric G Hutchinson (46)
Finance Director

3. My E Chung (49)
Executive Director & Group President, Spirent Communications

4. Paul R Eardley (41)
Company Secretary & General Counsel

5. Olivier Huon (43)
Director of Business Development

6. W Barry Phelps (55)
President, Performance Analysis Solutions Division, Spirent Communications

7. Robert B Potter (55)†
Group President, Spirent Systems

8. Stephen J Salmon (52)
Group President, Network Products

9. Geoffrey P L Zeidler (39)
President, Europe and Wireless, Spirent Communications

† Mr Potter will retire from this role on 31 March 2002.




2


3


4


5

Spirent's Operations Management Team develops and oversees corporate strategy and reviews annual business plans, budgets, and operational and financial performance. It agrees and monitors policies and other matters not reserved for the Board.


6


7


8


9

Summary Financial Review

Spirent, in common with other companies in the global telecommunications sector, has experienced the difficulties resulting from a period of marked decline in demand since the second quarter of 2001. We have taken decisive action to reduce costs, to protect profits and to improve cash flow. We have made provisions against stocks and debtors and, in accordance with accounting standards and the fall in comparable company valuations, impaired goodwill on the acquisitions of Hekimian Laboratories, Zarak Systems and Net-HOPPER.

Despite the market conditions, the Service Assurance Solutions Division has grown operating profit organically by some 49 per cent over the previous year and cash generated from our operations has risen by 12 per cent.

Operating cash flow has remained positive for all our businesses. The divestment of Sensing Solutions in early November generated net cash of £147.1 million. This has been used to reduce net borrowings to £179.1 million at 31 December 2001. This represents a ratio of 16 per cent (2000 18 per cent) against shareholders' funds, and 1.2 times reported earnings (2000 2.0 times) before interest, taxation, depreciation, amortisation and exceptional items. Net borrowings at the end of January 2002 were £172.0 million.

Interest cover, as adjusted for goodwill amortisation and exceptional items for 2001, has been maintained at 5.4 times (2000 5.3 times).

Financial Results

Turnover increased by 15 per cent from £696.7 million to £801.8 million, reflecting the full year's contribution from the acquisitions made in 2000. Turnover reduced by 25 per cent in the second half over the first half of 2001, the first quarter of 2001 having produced a strong result prior to the telecoms slowdown taking effect. Organically, turnover for the year declined by 3 per cent compared to 2000. On one hand, the Performance Analysis Solutions Division's turnover declined organically by 23 per cent, on the other, there was significant organic growth of 46 per cent in the Service Assurance Solutions Division, where major contracts were won.

North America now accounts for some 71 per cent of our turnover by source (2000 67 per cent). Turnover by market destination is 63 per cent to North America (2000 56 per cent).

Return on sales before exceptional items of 14.1 per cent decreased by 5.7 percentage points over 2000, with the second half returning 9.8 per cent. The majority of this reduction can be attributed to the Performance Analysis Solutions Division where the return

Financial Results

£ million	Second half 2001	First half 2001
Turnover	342.9	458.9
Operating profit	33.5	79.4
Return on sales (per cent)	9.8	17.3
Headline earnings per share (pence)	2.22	5.54

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

Headline PBTA

£ million	2001	2000
(Loss)/profit before taxation	(730.7)	81.8
Goodwill amortisation	86.6	25.7
Operating exceptional items:		
Other	34.9	2.2
Goodwill impairment	724.6	–
(Profit)/loss on disposal and closure of operations	(14.5)	18.1
(Profit) on disposal of tangible fixed assets	–	(3.2)
Headline profit before taxation	100.9	124.6

Headline Earnings

£ million	2001	2000
Headline PBTA	100.9	124.6
Reported tax charge	(32.6)	(30.6)
Tax on exceptional items	(10.3)	(0.7)
Exceptional tax credit	–	(6.4)
Tax on the profit on divestments	13.2	-
Minority interest	(0.2)	(0.5)
Headline earnings	71.0	86.4

was reduced to 5.5 per cent in the second half year compared to 23.4 per cent in the first half. The Service Assurance Solutions Division saw a reduction in return from 26.0 per cent to 21.2 per cent first half to second half.

Earnings before interest, taxation, depreciation, amortisation and exceptional items (EBITDA before exceptional items) declined by 8 per cent from £163.0 million to £150.1 million.

Goodwill amortisation increased to £86.6 million from £25.7 million in 2000, a result of the acquisitions, including Hekimian, in the latter part of that year.

The effect of exchange rate translation was positive, increasing turnover by £23.4 million and profit before taxation by £1.9 million.

A basic loss per share of 83.43 pence is reported (2000 earnings 7.40 pence), after charging goodwill amortisation of £86.6 million, and net exceptional items of £745.0 million, which includes goodwill impairment of £724.6 million.

Headline earnings per share has been calculated to exclude all exceptional items and attributable taxation, as this is the practice commonly used by analysts: previously only acquisition retention bonuses had been excluded. Headline earnings per share for the first six months has been restated to reflect this.

Headline earnings per share declined 38 per cent from 12.61 pence to 7.76 pence.

Goodwill Impairment
As reported in our interim announcement, the carrying value of goodwill for Zarak Systems and Net-HOPPER has been written down by £247.6 million, a consequence of the rapid deterioration in market conditions and the resultant impact on future cash flows from these businesses.

In light of the downturn in valuations in the telecommunications market and in accordance with accounting standards, we are required to reassess the carrying value of Hekimian. We have written down the investment in Hekimian resulting in an impairment charge of £477.0 million.

The total charge reported for goodwill impairment for the year is £724.6 million.

Other Exceptional Items
In response to the slowdown in the technology industry we have undertaken a reorganisation of our activities at a cost of £11.3 million, which has been charged in 2001. We saw benefit in the second half year from these actions and expect to generate savings totalling £34.6 million on an annual basis. Both costs and anticipated cost savings have increased from our earlier estimates as further actions have been undertaken, by £2.3 million and £4.6 million respectively.

The deterioration has also led us to make provisions totalling £19.4 million against inventories in excess of 12 months usage and doubtful debts. The increase in provisions in the second half year of £4.5 million is principally attributable to amounts due from a distributor who is operating under financial constraints. Any amounts recovered will be reported as exceptional gains in future reporting periods.

Other exceptional items relate to acquisition retention bonuses, arising out of acquisitions made in 2000, of £4.2 million.

Acquisitions and Divestments
There has been little in the way of acquisition activity in 2001. In October we acquired a 16 per cent interest in Caw Networks Inc for a consideration of £6.4 million. Caw is reported as an associated company.

Spirent has continued to dispose of its non-core activities. In November, Spirent sold its Sensing Solutions group to the General Electric Company for a total consideration of $220 million. The net cash proceeds after expenses generated from the sale, of £147.1 million, have been used to reduce net borrowings. The tax liability associated with this transaction, estimated at £13.2 million, is payable in 2002.

Other minor divestments and closures have taken place during the year.

The net profit on divestment was £14.5 million after charging £65.1 million of goodwill previously written off to reserves.

Interest
Net interest payable has reduced from £29.3 million in 2000 to £22.8 million, as we have benefited from the reduction of interest rates primarily on the US dollar. Benefit has also been obtained from the reduction in borrowings following receipt of the proceeds from the sale of Sensing Solutions in November.

Taxation
The Group's effective tax rate was 29.4 per cent (2000 30.3 per cent), after adjusting for the effects of goodwill amortisation, impairment, exceptional items and divestments.

It is anticipated that this rate is sustainable for 2002.

We have implemented the requirements of Financial Reporting Standard (FRS) 19 'Deferred Tax', which requires substantially full provision to be made.

The reported charge of £32.6 million (2000 £30.6 million) includes a tax charge of £13.2 million in respect of the profit on divestments.

Reorganisation Cost Savings

	Headcount numbers	Annualised savings £ million
Performance Analysis	246	21.2
Service Assurance	38	3.9
Network Products	193	4.5
Systems	202	3.1
Corporate	18	1.9
Total	697	34.6

Reorganisation cost £11.3 million.

Cash Generation

£ million	2001	2000
Net cash flow from operating activities	141.2	125.7
Less cash outflows on:		
Interest net of dividends received and minority dividends paid	(22.1)	(21.2)
Tax paid	(21.0)	(22.2)
Capital expenditure and financial investment	(57.7)	(59.5)
Free cash inflow before dividends	40.4	22.8

Cash Generation

£ million	Second half 2001	First half 2001
Net cash flow from operating activities	87.3	53.9
Less cash outfows on:		
Interest net of dividends received	(8.4)	(13.7)
Tax paid	(7.8)	(13.2)
Capital expenditure and financial investment	(27.5)	(30.2)
Free cash inflow/(outflow) before dividends	43.6	(3.2)

Summary Financial Review
continued

Cash Flow
Operating cash flow of £141.2 million was 12 per cent higher than 2000. Comparing the first half to the second half of 2001, July to December generated £87.3 million, an increase of some 62 per cent over the first half year.

Much of this improvement has been achieved through reduction in working capital where we have taken initiatives to increase stock turns and reduce debtor days outstanding. Working capital improved by £43.0 million in the second half year excluding the effect of exceptional provisions for stocks and debtors. For the full year working capital, again excluding the exceptional provisions, has improved by £21.9 million.

Operating cash generation has been impacted by the release of deferred income of £17.8 million, where monies had been received in advance in 2000 relating to major contracts, primarily for Hekimian.

Net capital expenditure and financial investment at £57.7 million (2000 £59.5 million) was high, due to our investment in new facilities and software systems. We expect capital expenditure for 2002 will be in the range £30.0 million to £35.0 million. 2000 included £22.0 million advanced to the Employee Share Ownership Trust for the acquisition of shares for employee share schemes.

Divestments net of acquisitions raised £149.6 million. Divestments raised £148.8 million. As previously discussed, this includes the net proceeds from the sale of Sensing Solutions, as well as from other minor divestments.

Acquisitions resulted in a net positive cash flow of £0.8 million. This includes a receipt of £22.3 million from Axel Johnson Inc under the terms of the Hekimian acquisition agreement less $20.0 million of deferred consideration paid in July for Netcom Systems acquired in 1999, and £6.4 million for our investment in Caw Networks Inc.

The dividend payments for 2001 were £12.1 million higher than in 2000 due to the increased number of shares in issue following the acquisitions made using equity in 2000.

Dividend
A final dividend of 3.00 pence per share has been recommended which maintains the distribution for the year at 4.35 pence. The dividend is 1.8 times covered (2000 2.4 times) by headline earnings.



Eric G Hutchinson
Finance Director

E G Hutchinson

Summary Directors' Report

The full Report of the Directors is set out in the Annual Report 2001.

Principal Activities and Business Review

A description of the principal activities of Spirent and a review of the performance of the Group (inclusive of likely future developments) is contained on pages 1 to 13 and pages 16 to 18 and in the Summary Financial Statement on pages 23 to 26.

Dividends

An interim dividend of 1.35 pence per Ordinary share was paid on 5 November 2001. The directors recommend a final dividend of 3.00 pence per Ordinary share to be paid on 5 June 2002 to members and on 17 June 2002 to ADR holders. Subject to shareholders' approval at the forthcoming Annual General Meeting of the final dividend, the total dividend for the year is 4.35 pence per share (2000 4.35 pence).

Major Transactions

In November 2001, the Company completed the sale of its Sensing Solutions group, comprising some 2,000 employees, to General Electric Company (US) for a cash consideration of $220 million (approximately £152 million).

On 20 February 2002, the Company entered into an agreement for the sale of its non-core aerospace component businesses within its Systems group, comprising some 660 employees, to Curtiss-Wright for a cash consideration of $60 million (approximately £42 million). Completion of the deal is subject to satisfaction of certain closing conditions.

Directors

Details of the current members of the Board are shown on page 14. The directors retiring by rotation and offering themselves for re-election at the Annual General Meeting on 2 May 2002 are Marcus Beresford (who is Chairman of the Remuneration Committee) and Eric Hutchinson. Having been appointed during the year, My Chung will also retire at the AGM and offer himself for election. Marcus Beresford does not have a service contract with the Company. Eric Hutchinson and My Chung have service contracts, each providing for termination by either party on 12 months' notice.

Employees

The Group aims to attract, retain and motivate the highest calibre of employee by encouraging and rewarding superior performance both on an individual and team contribution basis. Considerable efforts are made to provide employees with a continuing opportunity to develop their full potential by gaining the relevant skills and experience required to deliver the business objectives. Training programmes and links with the educational sector reinforce this commitment to learning and development activities. Management development and succession planning are regularly reviewed.

Spirent actively encourages employee involvement in the Group's business via in-house publications, team briefings and regular meetings with employee representatives. Through share save participation plans, now operating in the UK, US and Canada, many of the Group's employees have become shareholders.

The Company is committed to recruiting people on the basis of their ability, to providing equality of opportunity and to supporting the employment of disabled people.

Donations

In 2001, the Company made charitable donations of £73,000 (2000 £29,000). No political donations were made (2000 £nil).

Directors' Remuneration and Interests

Remuneration and Interests of Directors Holding Office During 2001

	Remuneration/ fees (£000) in 2001	Ordinary shares (beneficial) at 31 December 2001	Ordinary shares (non-beneficial) at 31 December 2001	Options and rights to acquire Ordinary shares at 31 December 2001	LTSPP performance units at 31 December 2001
Executive Directors					
N K Brookes	533.9	127,083	26,315	684,021	428,199
M E Chung	168.1	8,113	39,620	1,181,696	88,893
E G Hutchinson	268.9	43,411	12,171	387,318	90,849
Non-executive Directors					
M Beresford	37.0	15,225	–	–	–
P M F Cheng	35.0	7,250	–	–	–
G Ennerfelt	30.0	108,398,257	–	–	–
R M Moley	35.0	10,000	–	–	–
G W Sarney	203.3	80,000	–	–	–
J A D Wyness	37.0	46,037	–	–	–

Notes

(1) Further details are set out in the full Report on Directors' Remuneration in the Annual Report 2001.

(2) Remuneration for executive directors comprises base salary, benefits in kind and annual bonus. Mr Chung's remuneration/fees is with effect from the date of his appointment to the Board (9 May 2001). Executive directors also participate in retirement benefit plans. No annual bonus was paid to any executive director for 2001 and no remuneration/fee increase was awarded to any director at the 1 January 2002 annual review.

(3) The non-beneficial interests in Ordinary shares arise from deferred cash bonus plans and are held in the Employee Share Ownership Trust (ESOT).

(4) Göran Ennerfelt has the above connected interest in the Company through his spouse and through the shareholding of Lexa B.V., an Axel Johnson Group company.

(5) Options and rights to acquire Ordinary shares, together with performance unit awards, are exercisable at various dates up to 2011, subject to fulfilment of performance conditions (apart from options granted prior to 1995 and under the Spirent Communications Stock Option and Stock Appreciation Rights plans).

(6) Under the LTSPP (Long Term Share Purchase Plan), the number of shares, if any, to be awarded cannot be determined until the third anniversary of grant.

Directors' Remuneration and Payments to Former Directors – Summary

	2001 £000	2000 £000
Total emoluments for all directors	1,348	1,349
Gains made on exercise of share options	1	1,196
Company contribution to 401(K) Retirement and Profit Share Plan	12*	–
Pension and fees of the Life President (2001 £82,148 and £15,810 respectively)	98	96
Emoluments and ex-gratia pension to former directors	5	169
Consultancy payments and fee payments to former directors	24	23
	1,488	2,833

*A conversion rate of £1=$1.44 has been used. This payment relates to one director.

Remuneration Policy

The Company's policy is to:

- attract, retain and motivate the high calibre professional, managerial and technological expertise necessary to realise the Group's business objectives without paying excessively;

- ensure that the remuneration framework and its constituent reward elements are competitive and fairly reflect, as necessary, the international nature of the Group's business and the markets within which the Group operates, and

- maintain the correct balance and linkage between individual and business performance so as to effectively align the interests of the executive with those of shareholders, particularly that of enhancing shareholder value.

Shareholder Approval of Remuneration Policy

The Board has determined that in line with current best practice, it is appropriate that shareholders be given the opportunity to approve the Company's policy on directors' remuneration. A resolution to that effect will be proposed at the forthcoming Annual General Meeting.

Corporate Governance

The full Statement on Corporate Governance is set out in the Annual Report 2001.

The Company supports the principles of good corporate governance and throughout the period under review, complied with the Combined Code, except in relation to the two-year notice period included in the service contract of Nicholas Brookes, Chief Executive.

The Board of directors meets at least six times a year and a separate meeting is held annually to review and approve long term strategy. A schedule of matters specifically reserved for the Board's decision has been agreed.

In relation to non-reserved matters, the Board is supported by four standing committees, namely Acquisitions & Divestments, Audit, Nomination and Remuneration. Specific responsibilities and authorities have been delegated to these Committees within formal terms of reference.

The Board, assisted by the Audit Committee, has reviewed the effectiveness of the system of internal control in place throughout 2001 and taking account of material developments since that date. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. Recognising that such a system can only provide reasonable not absolute assurance against material misstatement or loss, the Board confirms that the review revealed nothing which, in its opinion, indicated that the system was ineffective or unsatisfactory.

Social Responsibility

Spirent recognises its social, environmental and ethical responsibilities. It also understands that its reputation and future success rests in part on:

- concern for employee health and safety;
- care of the environment;
- involvement in the community; and
- good ethical behaviour.

The Board takes ultimate responsibility for Spirent's social responsibilities and is committed to developing and implementing policies which support them alongside its fundamental commitment to create and sustain long term value for shareholders.

The Social Responsibility Statement in the Annual Report 2001 sets out the structured approach by which these principles are applied across all of Spirent's operations.

Independent Auditors' Statement to the Members of Spirent plc

We have examined the Group's summary financial statement.

Respective Responsibilities of Directors and Auditors
The directors are responsible for preparing the summarised Annual Report in accordance with applicable law.

Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised Annual Report with the full annual accounts and directors' report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of Opinion
We conducted our examination in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statement is consistent with the full annual accounts and directors' report of Spirent plc for the year ended 31 December 2001 and complies with the applicable requirements of section 251 of the Companies Act 1985, and regulations made thereunder.

Ernst & Young LLP
Registered Auditor
London
20 February 2002

Summary Financial Statement

The summary financial statement does not contain sufficient information to give as full an understanding of the results of the Group and state of affairs of the Company and Group as would be provided in the Annual Report 2001.

The auditors' report on the full Annual Report for the year ended 31 December 2001 was unqualified and did not contain a statement under either Section 237 (2) or Section 237 (3) of the Companies Act 1985.

Shareholders may obtain a copy of the Annual Report 2001 from the Company Secretary, Spirent plc, Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom. Shareholders may also view the Annual Report 2001 on the Company's website at www.spirent.com.

Consolidated Profit and Loss Account

Year ended 31 December 2001					2001 £ million	2000 £ million
	Notes	Continuing operations		Discontinued operations	Total	Total
		Before exceptional items	Exceptional items			
Turnover: Group and share of joint venture		803.3	–	76.8	880.1	772.7
Less: share of joint venture's turnover		(78.3)	–	–	(78.3)	(76.0)
Turnover	2	725.0	–	76.8	801.8	696.7
Operating (Loss)/Profit		19.4	(759.5)	6.9	(733.2)	110.0
Exceptional items	3	–	34.9	–	34.9	2.2
Goodwill impairment	4	–	724.6	–	724.6	–
Goodwill amortisation		85.4	–	1.2	86.6	25.7
Operating profit before goodwill amortisation and exceptional items	2	104.8	–	8.1	112.9	137.9
Income from interests in:						
Joint venture		9.6	–	–	9.6	13.3
Associates less goodwill amortisation		1.2	–	–	1.2	2.7
Non-operating Exceptional Items		–	(2.8)	17.3	14.5	(14.9)
(Loss)/Profit before Interest		30.2	(762.3)	24.2	(707.9)	111.1
Net interest payable					(22.8)	(29.3)
(Loss)/Profit before Taxation					(730.7)	81.8
Taxation					32.6	30.6
(Loss)/Profit after Taxation					(763.3)	51.2
Minority interest					0.2	0.5
(Loss)/Profit Attributable to Shareholders					(763.5)	50.7
Dividends					40.0	36.1
(Loss)/Profit for the Year					(803.5)	14.6
Basic (Loss)/Earnings per Share					(83.43)p	7.40p
Headline Earnings per Share					7.76p	12.61p
Diluted (Loss)/Earnings per Share					(83.43)p	7.18p
Dividend per Share:						
Interim					1.35p	1.35p
Proposed final					3.00p	3.00p
					4.35p	4.35p

Consolidated Statement of Total Recognised Gains and Losses

Year ended 31 December 2001	2001 £ million	2000 £ million
(Loss)/Profit Attributable to Shareholders	(763.5)	50.7
Gain on lapsed options	3.3	–
Exchange adjustment on subsidiaries, joint venture and associates	(0.2)	8.8
UK current taxation on exchange adjustment	(2.6)	(1.7)
Total Recognised Gains and Losses	(763.0)	57.8

Consolidated Balance Sheet

At 31 December 2001		2001 £ million		2000 £ million
Fixed Assets				
Intangible assets		987.7		1,816.8
Tangible assets		137.6		136.2
Investments				
Investment in joint venture				
Share of gross assets	69.0		64.5	
Share of gross liabilities	(24.7)		(23.8)	
	44.3		40.7	
Investment in associates	18.3		12.9	
Other investments	34.1		33.4	
		96.7		87.0
Total Fixed Assets		1,222.0		2,040.0
Current Assets				
Stocks	93.1		136.2	
Debtors	143.4		206.8	
Investments	0.3		3.9	
Cash at bank and in hand	27.6		28.6	
	264.4		375.5	
Current Liabilities				
Creditors due within one year	166.8		199.6	
Loans and overdrafts	11.2		19.8	
	178.0		219.4	
Net Current Assets		86.4		156.1
Assets less Current Liabilities		1,308.4		2,196.1
Long Term Liabilities				
Creditors due after more than one year		(210.1)		(355.6)
Provision for Liabilities and Charges		(1.5)		(2.1)
Assets less Liabilities		1,096.8		1,838.4
Shareholders' Funds – Equity		1,094.4		1,834.7
Minority Shareholders' Interest – Equity		2.4		3.7
		1,096.8		1,838.4

The summary financial statement was approved by the Board of directors on 20 February 2002 and signed on its behalf by:

Nicholas K Brookes
Director
20 February 2002

Consolidated Cash Flow Statement

Year ended 31 December 2001	2001 £ million	2000 £ million
Net Cash Inflow from Operating Activities	141.2	125.7
Dividends received from:		
Joint venture	1.6	1.1
Associates	0.2	0.4
Returns on investments and servicing of finance	(23.9)	(22.7)
Taxation	(21.0)	(22.2)
Capital expenditure and financial investment	(57.7)	(59.5)
Acquisitions and disposals	149.6	(536.6)
Equity dividends paid	(39.8)	(27.7)
Management of liquid resources	3.6	50.6
Financing	(152.8)	480.2
Net Cash Inflow/(Outflow)	1.0	(10.7)

Reconciliation of Net Cash Flow to Movement in Net Borrowings

Year ended 31 December 2001	2001 £ million	2000 £ million
Net Cash Inflow/(Outflow)	1.0	(10.7)
Cash outflow arising from the change in debt and lease financing	157.7	47.9
Cash inflow arising from the change in liquid resources	(3.6)	(50.6)
Movement arising from Cash Flows	155.1	(13.4)
Loans and finance leases acquired with subsidiary	–	(2.3)
Loan to acquire subsidiary	–	(13.9)
New finance leases	(0.8)	(2.5)
Exchange adjustment	(7.0)	(19.7)
Movement in Net Borrowings	147.3	(51.8)
Net borrowings at 1 January	(326.4)	(274.6)
Net Borrowings at 31 December	(179.1)	(326.4)

Notes to the Summary Financial Statement

1. Accounting Policies

Basis of Accounting
The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

The following new accounting standards have been implemented:
- Financial Reporting Standard (FRS) 18 'Accounting Policies', the adoption of this standard has not had a material effect on these financial statements.
- Financial Reporting Standard (FRS) 19 'Deferred Tax', which requires substantially full provision to be made. No prior year adjustment has been made as the prior year impact is immaterial.
- Financial Reporting Standard (FRS) 17 'Retirement Benefits', which allows for transitional implementation and requires certain disclosures for periods ending on or after 22 June 2001 with full implementation for accounting periods ending on or after 22 June 2003. The additional disclosures are provided in the full Annual Report.

Notes to the Summary Financial Statement continued

2. Analysis of Results

	Turnover		Operating profit*	
	2001 £ million	2000 £ million	2001 £ million	2000 £ million
Continuing operations:				
Performance Analysis Solutions Division	245.5	283.7	38.7	97.1
Service Assurance Solutions Division	185.1	5.5	44.7	1.5
Communications	430.6	289.2	83.4	98.6
Network Products	170.4	181.4	15.3	25.3
Systems	124.0	135.4	6.1	2.7
	725.0	606.0	104.8	126.6
Discontinued operations:				
Sensing Solutions	76.8	90.7	8.1	11.3
	801.8	696.7	112.9	137.9

*Operating profit is stated before goodwill amortisation and exceptional items.

3. Exceptional Items

	2001 £ million	2000 £ million
Reorganisation costs	11.3	–
Stock provisions	14.2	–
Debtor provisions	5.2	–
Acquisition retention bonuses	4.2	2.2
	34.9	2.2

4. Goodwill Impairment

In accordance with FRS 10 'Goodwill and Intangible Assets' goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable. The deterioration in the telecommunications market has led us to recognise impairment losses for Hekimian Laboratories, Zarak Systems and Net-HOPPER acquired in the second half of 2000. These losses, which total £724.6 million, are the aggregate from the impairment reviews of each individual income generating unit and are determined in accordance with FRS 11 'Impairment of Fixed Assets and Goodwill'. The impairment loss restates the assets to value in use and has been measured using a pre-tax discount rate of 15 per cent.

For Hekimian Laboratories, the directors consider that the long term growth rates will exceed the rates applicable for the United States for the next ten years, and therefore, in the calculation of value in use, the period before applying a steady long term growth rate has been assumed to extend to ten years. After the initial ten year period, projections use a long term growth rate equivalent to the long term average growth rate in the United States.

5. Reconciliation of Operating (Loss)/Profit to Net Cash Inflow from Operating Activities

	2001 £ million	2000 £ million
Operating (loss)/profit	(733.2)	110.0
Depreciation	37.2	25.1
Loss/(profit) on disposal of tangible fixed assets	2.1	(0.8)
Goodwill impairment	724.6	–
Amortisation of goodwill	86.6	25.7
Acquisition retention bonuses – non-cash	0.4	1.4
Deferred income (released)/received	(17.8)	1.5
Decrease/(increase) in debtors	29.2	(30.7)
Decrease/(increase) in stocks	27.8	(23.7)
(Decrease)/increase in creditors	(15.7)	17.2
Net Cash Inflow from Operating Activities	141.2	125.7

Shareholder Information

Lloyds TSB Registrars*
Enquiries concerning shareholdings, change of address or other particulars, should be directed in the first instance to the Company's Registrar, Lloyds TSB Registrars. They also provide a range of on-line shareholder information services at www.shareview.co.uk.

Dividend Mandate
Shareholders who wish to have dividends paid directly into their nominated bank or building society account should request a BACS dividend mandate from Lloyds TSB Registrars.

Dividend Re-investment Plan (DRIP)
Spirent operates a DRIP under which shareholders can mandate to invest their cash dividends in Spirent shares, which are purchased in the market at competitive dealing rates. Application forms and further information can be obtained from Lloyds TSB Registrars who administer the plan on behalf of the Company. New DRIP mandates (and any withdrawals of existing mandates) must be received by Lloyds TSB Registrars by 13 May 2002 to be valid for the 2001 final dividend.

Spirent Single Company ISA
Lloyds TSB Registrars (a division of Lloyds TSB Bank plc, which is regulated by the Financial Services Authority) operate a Single Company Individual Savings Account (ISA) in which Spirent Ordinary shares can be held in a tax efficient manner. Full details and an application form can be obtained from Lloyds TSB Registrars.

Postal Share Dealing Service – Cazenove & Co. Ltd.*
An execution-only service is available for the sale and purchase of the Company's shares by private investors in a simple, cost effective manner. Dealing forms may be obtained from, and enquiries directed to, Cazenove & Co. Ltd.

Share Price Information
The Spirent share price is available via the Company's website (www.spirent.com). The share price can also be obtained in the UK on Ceefax, Teletext and the FT Cityline service, telephone: +44 (0) 906 843 1887 (calls charged at 60p per minute).

UK Capital Gains Tax
For the purposes of calculating capital gains tax, the market value of a Spirent plc Ordinary share on 31 March 1982, as adjusted for subsequent capitalisation issues, was 97.233 pence per share.

American Depositary Receipts (ADRs) – Bank of New York*
The Company's shares are listed on the New York Stock Exchange (symbol: SPM) in the form of American Depositary Shares (ADS) and these are evidenced by ADRs, each one of which represents four Ordinary shares. The Bank of New York is the authorised Depositary bank for the Company's ADR programme.

The Company's ADS price is quoted daily in the Wall Street Journal and can be obtained from the New York Stock Exchange website at www.nyse.com

Spirent Website at www.spirent.com
The Spirent website provides direct links to other Group company sites.

Unsolicited Mail
Shareholders wishing to limit the receipt of unsolicited mail from other organisations should write to the Mailing Preference Service, Freepost 22, London W1E 7EZ or call 08457 034599 for an application form.

ShareGIFT
Shareholders who hold only a small number of shares, where dealing costs make it uneconomic to sell them, may wish to consider donating them to charity through ShareGIFT, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from Lloyds TSB Registrars. Further information is available at www.sharegift.org or telephone +44 (0) 20 7337 0501.

Annual General Meeting
The Company's Annual General Meeting will be held at 12 noon on Thursday, 2 May 2002 in The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

*contact details appear on the inside back cover

Glossary

10-gigabit Ethernet
Networking technology enabling Ethernet data to be transported at 10-gigabits (10-billion bits) per second.

Access
(Also referred to as the Access Network or the Local Loop.) The connection between the local exchange and the home/office, etc. The connection is most commonly of 'twisted pair' copper cable and is a few hundred metres to a few kilometres long.

Application-Layer
The top-most, user-visible, presentation of a network; the user interface point in network architectures.

ATM (Asynchronous Transfer Mode)
A networking protocol that uses fixed-size cells to transfer information.

Bandwidth
The data carrying capacity of a circuit, system or component.

Broadband
Generic term for devices with a bandwidth typically greater than one megabit (one million bits) per second.

cdma2000
A third generation wireless format being adopted by the US and others.

Category 6
A cabling standard for gigabit Ethernet Local Area Networks.

Circuit-Switched
Traditional technology used in telephony networks, in which switching equipment establishes a connection throughout its duration between calling party to called party.

Core
The combination of high-capacity switches and transmission facilities which form the backbone of a telecoms carrier network.

Digital Subscriber Line (DSL)
Technology enabling voice and high-speed data transfer over existing copper local lines.

Ethernet
A Local Area Network technology standard used for connecting computers.

Firewall
A combination of hardware and software that limits the exposure of computers or networks to an attack from the outside.

Gigabit
One billion bits of information.

Global Positioning System (GPS)
A system for determining location and height at any point on the Earth's surface. A receiver uses minute differences in measured time signals from accurate clocks on different satellites to calculate position and altitude.

Internet2
The next-generation internet, built for the use of universities, research facilities and the US government.

Internet Protocol (IP)
Part of the suite of protocols for transmitting data over the internet. Uses connectionless technology to route messages in discrete packets over any available route with the packet 'header' enabling the packets to be reassembled to create the original data stream at the destination.

Metro
A metropolitan (city) area. Generally excludes suburban zones but can include university campuses.

Optical
(Also referred to as the Optical Network.) The medium and the technology associated with transmission along optical fibre cable (as opposed to more traditional copper cables).

Packet-over-SONET (POS)
A system transmitting data which has been split into packets over a fibre optic network using SONET transmission technology.

Packet-Switched
Technology that sends data in packets through a network. Each data packet has its own address and may travel its own path through the network. At the remote location, packets are reassembled to form the original message.

Remote Test Probe
Test equipment connected permanently in a network and operated from a remote test or operations support system.

Router
A device that routes, or determines the next network point, of a packet of data towards a desired destination.

SONET
Synchronous Optical NETwork, offering fibre optic transmission rates from 51 megabits per second to 40 gigabits per second.

Storage Area Network (SAN)
A network that links host computers to storage servers and systems.

Switch
A device that selects a path or circuit for sending a packet of data to its next destination.

Terabit
One trillion bits, or one million million bits of information.

Voice-over-IP (VoIP)
Voice messages sent over the IP internet switching network.

Financial Calendar

		2002
Annual General Meeting		2 May
Final dividend 2001	ex-dividend date	8 May
	record date	10 May
	DRIP mandate deadline	13 May
	Ordinary shares payment	5 June
	ADR payment	17 June
Announcement of 2002 Interim Results		28 August
Interim dividend 2002†	ex-dividend date	9 October
	record date	11 October
	DRIP mandate deadline	14 October
	Ordinary shares payment	4 November
	ADR payment	14 November
Financial Year End		31 December

†Subject to the directors' decision to declare

Contact Details

Internet
Information for investors and about the Company is available on Spirent's corporate website at www.spirent.com

Head Office and Registered Office
Spirent plc
Spirent House
Crawley Business Quarter
Fleming Way
Crawley
West Sussex RH10 9QL
United Kingdom
Tel: +44 (0)1293 767676
Fax: +44 (0)1293 767677
Email: plc@spirent.com

Spirent plc
Registered in England No: 470893

Auditor
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU
United Kingdom
Tel: +44 (0)20 7951 2000
www.ey.com

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
United Kingdom
Service Helplines:
Tel: +44 (0)870 600 3964 (General enquiries)
Fax: +44 (0)870 242 4244 (ISA enquiries)
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

Share Dealing Facility
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom
Tel: +44 (0)20 7606 1768

ADR Depositary
The Bank of New York
American Depositary Receipts
620 Avenue of the Americas
6th Floor
New York
NY 10011
USA
Tel: +1 888 BNY ADRS (269 2377)
Fax: +1 973 742 2875
Email: shareowner-svcs@bankofny.com
Website: www.bankofny.com

Designed and produced by CCI BrandSense. Photography by Ric Gemmell. Printed by royle corporate print. The paper used in this Annual Review is from fully sustainable forests. It was produced without the use of any chlorine compounds.

www.spirent.com


SPIRENT
Inspired Innovation

Spirent plc, Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom
Telephone +44 (0)1293 767676 Fax +44 (0)1293 767677

Spirent plc Annual Report


SPIRENT
Inspired innovation

Financial Highlights

£ million	2001	2000	Change %
Turnover	802	697	15
Operating profit*	113	138	(18)
Profit before taxation**	101	125	(19)
Headline earnings per share (pence)**	7.76	12.61	(38)
Dividend per share (pence)	4.35	4.35	–

Turnover £ million

01	802
00	
99	
98	
97	

Operating Profit* £ million

01	113
00	
99	
98	
97	

Product Development £ million

01	96
00	
99	
98	
97	

Headline EPS** pence

01	7.76
00	
99	
98	
97	

* *Before goodwill amortisation of £86.6 million (2000 £25.7 million) and exceptional items of £759.5 million (2000 £2.2 million) (including goodwill impairment of £724.6 million)*

** *Before goodwill amortisation and exceptional items as above and non-operating exceptional profit of £14.5 million, being the net profit on the disposal and closure of operations (2000 loss £14.9 million)*

Contents

Financial Highlights
01 From the Chairman and the Chief Executive
05 Operating Review
10 Financial Review
14 Board of Directors and Management Team
15 Directors' Statement on Corporate Governance
18 Social Responsibility Statement
20 Report of the Directors
22 Report on Directors' Remuneration
30 Statement of Directors' Responsibilities in Respect of the Accounts
31 Independent Auditors' Report to the Members of Spirent plc
32 Consolidated Profit and Loss Account
33 Consolidated Statement of Total Recognised Gains and Losses
Reconciliation of Movements in Shareholders' Funds
34 Consolidated Balance Sheet
35 Consolidated Cash Flow Statement
Reconciliation of Net Cash Flow to Movement in Net Borrowings
36 Company Balance Sheet
37 Notes to the Accounts
73 Principal Divisions, Subsidiaries, Joint Venture and Associates
75 Financial History
78 Shareholder Information
80 Glossary
Financial Calendar
Contact Details

From the Chairman and the Chief Executive

Spirent has delivered resilient operating performance and strong cash generation in a year marked by an unprecedented downturn in the telecoms industry. We have taken action to protect profits and improve cash flow, to reduce borrowings and to increase our investment in product development for technological leadership.

The levels of activity in the first half of 2002 are likely to remain in line with the second half of 2001 and we have positioned the Company to be profitable and cash generative at these levels. Spirent Communications' systems are positioned in technologies that are critical to the deployment of next-generation converged voice, data and video networks and Spirent will be able to generate full value from a market recovery.

Overview and Strategic Progress

Spirent has delivered resilient operating performance and strong cash generation in a year marked by an unprecedented downturn in the telecoms industry, the general slowdown of the world economy and the economic uncertainties created by the terrorist attacks in the United States.

Critical to the Company's ability to weather the storm and to set us apart from others have been the strenuous efforts and initiative shown by our employees to win business and to continue to develop innovative products to meet new customer needs. Part of the response to the slowdown had to be the reduction of resources employed, resulting in tough decisions to restructure operations and job losses. The actions we have taken are now expected to generate annualised savings of £34.6 million compared to our previous estimate of £30 million. In taking these cost reduction measures, we have been mindful of the need to protect our ability to develop new products within the Communications group as a key driver for future growth.

Cash generation from operating activities delivered £141.2 million, a 12 per cent increase over that for 2000. This was achieved despite funding a £35.6 million increase in new product development to £95.9 million.

We have built on our strategy of uniting the best in performance analysis technology with in-depth network operations expertise. Accordingly, we have now organised Spirent Communications into two operating divisions named the Performance Analysis Solutions Division (formerly known as the Telecom Test division), focused upon test and performance analysis, and the Service Assurance Solutions Division (formerly the Network Monitoring division), focused on service assurance for improved network operations.

Note: Operating profit as referred to in the text is stated *before goodwill amortisation and exceptional items*

From the Chairman and the Chief Executive continued

Adding our leading edge performance analysis test solutions to our service assurance systems enables Spirent to integrate products and systems at the forefront of technology which will allow our customers to accelerate their deployment in the networks. For customers, this advantage translates into more rapid development of their new devices, more rapid acceptance of those devices in the field and lower costs for the widespread deployment of their new networking services.

The Performance Analysis Solutions Division reported order intake levels stable through the second half year and this has continued into January 2002. The Service Assurance Solutions Division order backlog closed at $106 million, an increase of $23 million since 30 June 2001.

Our commitment to developing new products and technologies has been carried forward by the strategic partnership with Caw Networks we announced in October. The integration of our products with theirs is creating a new and unique solution for the industry to test the performance of applications across the network.

Hekimian has achieved considerable growth in 2001, the acquisition of the business being a key part of the strategic development of Spirent, and we continue to be confident that the business has excellent long term prospects. Hekimian has firmly established Spirent as a leader in the service assurance market space, which we believe will offer strong growth in the future. However, in accordance with accounting standards, we are required to reassess the carrying value of Hekimian. This has been prompted by the continued fall in comparable company valuations in the light of the industry downturn. We have adopted a prudent approach in determining the carrying value of the investment. This has resulted in an impairment charge of £477 million and a new carrying value of £630 million. This charge is a non-cash adjustment which has no bearing on the ability of the company to generate profit and cash in the future.

As reported in our half-year results, we wrote down the carrying value of goodwill on our investments in Zarak and Net-HOPPER by £247.6 million.

We have reviewed the carrying values of goodwill of all other businesses and concluded that no impairment is required.

We have made provisions against excess stocks and debtors amounting to £19.4 million.

The sale in November 2001 of our Sensing Solutions group for $220 million (approximately £152 million) is indicative of the significant headway made in 2001 towards our stated goal of focus on high technology communications activities.

On 20 February 2002, we announced that Spirent has entered into an agreement for the sale of the equity and assets of its non-core aerospace component businesses from within its Systems group to Curtiss-Wright Corporation of the United States, for a cash consideration of $60 million (approximately £42 million).

Financial Performance

Despite a marked decline in the market environment, financial performance was resilient, with turnover rising 15 per cent to £801.8 million (2000 £696.7 million) reflecting a full year's contribution from our 2000 acquisitions. Operating profit fell 18 per cent to £112.9 million (2000 £137.9 million) as a result of the slowdown in the telecommunications industry and a considerably increased investment in product development. Organically, turnover and operating profit declined 3 per cent and 37 per cent respectively.

In 2001, Spirent plc derived 80 per cent of its continuing operating profit from its Communications group (2000 78 per cent, 1999 54 per cent).

Profit before taxation, amortisation and exceptional items decreased 19 per cent to £100.9 million (2000 £124.6 million). After charging goodwill amortisation of £86.6 million and exceptional items of £745 million, reported loss before taxation was £730.7 million (2000 profit £81.8 million).

Operating exceptional items include goodwill impairment of £724.6 million, provisions against debtors and stocks of £19.4 million, reorganisation costs of £11.3 million and acquisition retention bonuses of £4.2 million.

Headline earnings per share fell 38 per cent to 7.76 pence per share (2000 12.61 pence). Return on sales decreased by 5.7 percentage points to 14.1 per cent (2000 19.8 per cent).

Product development is an important driver of growth and an area in which we have expanded our efforts. In 2001, we invested £95.9 million (2000 £60.3 million), representing 12 per cent of sales (2000 8.7 per cent). Within the Communications group, product development spend more than doubled to £73 million (2000 £34.7 million), equivalent to 17 per cent of sales (2000 12 per cent), leading to a number of successful new product launches.

Cash generation delivered £141.2 million from operating activities, up by £15.5 million compared to 2000. Dividends distributed to shareholders amounted to £39.8 million, up from £27.7 million last year. We have reduced net borrowings from £326.4 million to £179.1 million.

Operating Highlights

Communications Group

Within the Communications group, significant contracts from the incumbent local exchange carriers in the United States and other major service providers propelled the Service Assurance Solutions Division (formerly known as Network Monitoring) to record performance. Contracts won in 2001 included the first large-scale deployment of our CenterOp suite of products. These operations support systems are the platform for Spirent Communications' next generation of service assurance solutions that encompass a variety of network services.

Spirent Communications became the first service assurance provider to certify in hardware, software and services for the industry's stringent new TL-9000 quality standards for telecommunications systems.

The Communications group's Performance Analysis Solutions Division (formerly Telecom Test) was more directly affected by the telecoms downturn. This division's leading customers were among those hardest hit. Even in this difficult economic environment, the division was able to increase its market share of total available customer capital spend thanks to the advanced nature of its solutions. We continue to win industry plaudits. We participated in the showcase public demonstrations of terabit routing and 10-gigabit Ethernet testing. We were first-to-market to deploy test products for 10-gigabit Ethernet, cdma2000 and location-based wireless applications.

Network Products Group

In the face of the general slowdown in North America and Europe, and a second half downturn in South America, the Network Products group experienced a decline in both sales and margins. Despite the slowdown in the global automotive market, the group increased both its share of the value of components on vehicles, and the number of major global automotive customers to whom it is a 'preferred supplier'.

2001 saw record annual sales of Autotools, which are automatic tools for the application of our fixing products. With each Autotool generating repeat sales of consumable products, the Autotool business represents an important source of ongoing revenue for the group.

Notable amongst the Network Products group's telecoms related activities were the introduction into the US market of award-winning Category 6 high bandwidth structured cabling and Category 6 RJ45 modular jacks, together with further contracts with a major UK telecoms provider to create fully networked homes and offices.

In light of the above, the Network Products group is also well placed to capitalise on an upturn in the market.

Systems Group

The Systems group was able to report an increase in operating profit, generated in part through the completion of the initial development of AuRA™ and the consolidation programme within the aerospace information and software systems businesses.

Integration and Identity

The Spirent name, brand and identity, introduced in 2000, are now established in the minds of investors, institutions and customers. The task of integrating a number of geographically, culturally and technologically disparate companies under the Spirent brand is proceeding well. Our aim is to unite the best in performance analysis technology with in-depth network operations expertise to accelerate the development, deployment and assurance of next-generation network technologies.

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

From the Chairman and the Chief Executive continued

Board and Senior Management
My Chung joined the Board as an executive director in May 2001, bringing to the Spirent plc Board a wealth of expertise and experience gained in the telecommunications industry.

Olivier Huon joined Spirent in July 2001 as Director of Business Development.

Jim Schleckser was promoted to President of Hekimian in April 2001.

Paul Eardley has taken on the role of Company Secretary in addition to his duties as General Counsel.

Robert Potter will retire from his role as Group President, Spirent Systems on 31 March 2002.

People
At the conclusion of a difficult year, we would like to thank all our employees for their hard work and service and to congratulate them on their enthusiasm, effort and initiative. These attributes are an immense asset to the Company and continue to be hugely important as we realise our goal of 'One Company, One Team, One Vision'.

We would also like to acknowledge the contribution made and service provided by those capable and experienced people who left employment with the Company during the restructuring process.

As part of the sale of our Sensing Solutions business, some 2,000 Spirent staff transferred from the Spirent payroll to that of the new owners. We thank them for their work on Spirent's behalf, and wish them well under the stewardship of the General Electric Company.

Upon completion of the sale of the aerospace components business we expect a further 660 staff to transfer to the ownership of the Curtiss-Wright Corporation. We thank them for their contribution to Spirent and wish them well in the future.

NYSE Listing
An important development was our listing on the New York Stock Exchange in July 2001, in the form of American Depositary Receipts under the SPM ticker with one ADR representing four Ordinary shares. With some 70 per cent of Group revenues coming from our US operations, we are committed to delivering an increased profile and understanding of the Company to the US financial community.

Dividend
The Board recommends maintaining a final dividend of 3.00 pence per share (2000 3.00 pence). This will give a total dividend for the year of 4.35 pence per share (2000 4.35 pence). The final dividend will be paid to shareholders registered at close of business on 10 May 2002.

Outlook
Spirent has delivered resilient operating performance and strong cash generation in a year marked by an unprecedented downturn in the telecoms industry. We have taken action to protect profits and improve cash flow, to reduce borrowings and to increase our investment in product development for technological leadership.

The levels of activity in the first half of 2002 are likely to remain in line with the second half of 2001 and we have positioned the Company to be profitable and cash generative at these levels. Spirent Communications' systems are positioned in technologies that are critical to the deployment of next-generation converged voice, data and video networks and Spirent will be able to generate full value from a market recovery.

George W Sarney
Chairman



Nicholas K Brookes
Chief Executive



Operating Review

The mission of Spirent Communications is to accelerate the development, deployment and assurance of next-generation network technology around the world. As today's independent circuit-switched voice, data and signalling networks migrate toward converged packet-switched networks for voice, data, signalling and video traffic, this will have a great positive global impact, and the communications industry offers strong long term growth prospects.

Communications

£ million	2001	2000	Change %	Organic change %
Turnover	430.6	289.2	49	(4)
Operating profit	83.4	98.6	(15)	(40)
Return on sales (per cent)	19.4	34.1		

Spirent Communications provides the test, performance analysis systems and network management expertise our customers need to move new technologies out of the laboratory and into widespread deployment as quickly and profitably as possible. Our customers include the world's largest and most progressive manufacturers of network equipment and terminals, global service providers and large enterprise network operators. Our strategy is to unite the best in performance analysis technology with in-depth network operations expertise to accelerate the development, deployment and assurance of next-generation network technologies. In keeping with this strategy, we have organised Spirent Communications into two operating divisions: the Performance Analysis Solutions Division (formerly known as the Telecom Test division), focused on test and performance analysis, and the Service Assurance Solutions Division (formerly the Network Monitoring division), focused on service assurance for improved network operations.

Bringing together the two divisions of Spirent Communications gives us a unique competitive advantage by positioning Spirent at the forefront of new technology development and extending the potential return on our research and development investment through the entire life cycle of network technology deployment. For customers, this advantage translates into more rapid development of their new devices, more rapid acceptance of those devices in the field and lower costs for widespread deployment of their new networking services.

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

Operating Review continued

We took significant steps throughout the year to leverage expertise in the Performance Analysis Solutions and Service Assurance Solutions Divisions to develop joint solutions to address customer needs more rapidly. We achieved one of the first fruits of this integration with the development and delivery for trial of optical test units in the service assurance arena in less than six months, building upon expertise from the performance analysis team. Another example was progress on a unified user interface for Spirent Communications' performance analysis systems. Our ability to translate cutting-edge laboratory test capability into high-volume network test and service assurance systems is a strategic strength of Spirent Communications that we believe gives us an important competitive advantage.

The increased investment in product development has lead to significant innovation. The Communications group established industry leadership in 10-gigabit Ethernet by winning its third successive 'Best of Show' award at the May *Networld+Interop* trade fair for its 10-gigabit Ethernet Test System. Spirent delivered the first working 10-gigabit Ethernet products in the market for five separate LAN (Local Area Network) & WAN (Wide Area Network) interface types to leading equipment manufacturers including Cisco, Intel, Extreme, Nortel and Foundry Networks. Other highlights in the Performance Analysis Solutions Division included showcase public demonstrations of terabit routing and 10-gigabit Ethernet testing, first-to-market deployment of cdma2000 and location-based wireless testing and shipments of the first fibre channel performance testing for storage area networks.

Our partnership and investment in Caw Networks gives Spirent Communications the ability to offer application-layer testing of websites and firewalls. Our Advanced Test Program initiative positions us in university and independent research laboratories as well as in the Internet2 project and helps ensure that Spirent remains at the forefront of new networking technology.

Spirent Communications group made progress on integrating sales, marketing, administrative and manufacturing operations throughout the year. These integrated operations not only resulted in annualised cost savings of more than £25 million, but also improved our ability to provide integrated solutions to customers. As part of our efforts, we formed a sales team focused on early adopters of new network technologies and have been working to create integrated solutions, using both performance analysis advanced probe technology and service assurance software.

A key strategic goal of the group is to become a truly global provider of telecoms test, management and performance analysis systems. In 2001, 35 per cent of the Performance Analysis Solutions Division's turnover came from outside North America (2000 26 per cent). We now have more than 80 Spirent Communications sales and marketing staff in Europe, the Middle East and Asia, and we seek to increase the percentage of non-North American sales over the coming years.

Performance Analysis Solutions Division

£ million	2001	2000	Change %	Organic change %
Turnover	245.5	283.7	(13)	(23)
Operating profit	38.7	97.1	(60)	(65)
Return on sales (per cent)	15.8	34.2		

Turnover was impacted significantly by decreased demand by the major network equipment manufacturers in North America and Europe. Sales to customers in Asia grew strongly. Manufacturing margins were maintained, but reduced volumes combined with increased product development spend resulted in a fall in the operating margin achieved.

The Performance Analysis Solutions Division was built through acquisition and continued development of the Adtech, DLS, Edgcumbe, GSS, SmartBits, TAS and Zarak product lines. This division develops and delivers testing solutions for a broad range of communications technologies, including Ethernet, wireless, optical, Packet-over-SONET, digital subscriber line (DSL), global positioning systems (GPS), traditional voice and voice-over-IP, giving customers the ability to source their complete requirements for performance analysis solutions from Spirent. Our broad range of products enables equipment manufacturer and service provider development laboratories to thoroughly emulate large-scale networks, introduce impairments and stress-test equipment to ensure maximum performance and conformance to industry standards.

Spirent Communications' systems test a full range of wireless and wireline networks and equipment, including core terabit routers and ATM switches, metro optical access systems, next-generation wireless and broadband access devices, high-speed Ethernet enterprise and storage area networks and GPS-based wireless terminals. Our test systems can be used individually or integrated into solutions that fully emulate the network conditions new products will encounter. In short, Spirent Communications' systems are positioned in technologies that are critical to the deployment of next-generation converged voice, data and video networks.

The Performance Analysis Solutions Division was directly affected by the downturn in the overall communications industry. This division's top customers were among those hardest hit by the telecoms downturn. Even in this difficult economic environment, the Performance Analysis Solutions Division was able to increase its share of total capital spend captured due to the advanced nature of its solutions. Cost-cutting measures and continued focus on leading-edge product development in 2001 ensures that this division is appropriately sized for its current level of business and is well positioned to respond rapidly to upturns in market spending.

Service Assurance Solutions Division

£ million	2001	Pro forma 2000	Growth %	Organic growth %
Turnover	185.1	121.3	53	46
Operating profit	44.7	29.1	54	49
Return on sales (per cent)	24.1	24.0		

Turnover grew strongly as the incumbent local exchange carriers in the United States increased demand for our test probes and software systems for service assurance applications. New customers added in the year further increased sales. Manufacturing margins and operating expenses were maintained in proportion to sales.

The Service Assurance Solutions Division was formed at the end of 2000 with the acquisitions of Hekimian and Net-HOPPER. This division provides network test and operations support systems used by many of the world's largest and most progressive service providers to assure the quality of high bandwidth voice and data services. These systems enable the efficient delivery and maintenance of high-value network services, including private line voice and data, digital subscriber line, wireless, optical and converged packet networks. Service assurance products include operations support system software, remote test probe hardware, network test access systems and the expertise to implement and maintain the systems over extended periods of time.

Spirent Communications is at the forefront of two important industry trends in remote testing: firstly, to automate an increasing number of everyday tests in order to reduce the costs of operating large-scale networks; and secondly, to integrate a broader range of network status and service quality measurements with network testing to provide comprehensive service assurance management solutions. We believe these trends will serve to deepen our relationships with customers and increase the overall size of our market opportunity.

Though 2001 was a uniquely tough year in the communications industry, Spirent Communications weathered the year's challenges and emerged in a position of strength, ready for market recovery. This validates our strategy to develop revenues from the service assurance market as well as from the performance analysis market. During the course of the year, this strategy improved our ability to enable customers to accelerate the development, deployment and assurance of next-generation network technologies.

The Service Assurance Solutions Division won significant contracts from Verizon, SBC, Qwest and other major service providers which propelled this division to record performance. Contracts during 2001 for DSL and private line service assurance systems included the first large-scale deployments of CenterOp Sentry™, Perform™, Flow™ and Gateway™. These systems are the platform for Spirent Communications' next generation of service assurance solutions that encompass a variety of network services based on data, optical and wireless technologies.

A major strategic initiative of the Service Assurance Solutions Division is to expand globally from its largely North American customer base. The division established a European sales and support infrastructure in 2001 and embarked upon the long term selling cycle required for large-scale operations support systems. Other achievements within this division included integration of the Net-HOPPER remote test access product line into the Hekimian business unit. Spirent Communications also became the first service assurance provider to certify in hardware, software and services for the industry's stringent new TL-9000 quality standards for telecommunications systems.

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

Operating Review continued

Network Products

£ million	2001	2000	Change %	Organic change %
Turnover	170.4	181.4	(6)	(6)
Operating profit	15.3	25.3	(40)	(40)
Return on sales (per cent)	9.0	13.9		

In the face of the general slowdown in North America and Europe, and a second half downturn in South America, the Network Products group experienced a decline in both sales and margins. Key customer sectors, including both telecoms and truck building, were particularly affected by difficult market conditions but early restructuring actions enabled the business to remain fundamentally strong and well positioned to take advantage of an upturn.

During 2001, we completed a major restructuring of the global business, consolidating and extending customer-facing activities whilst reducing administrative and production resources to bring costs in line with changes in demand. The results of this restructuring will become fully effective in the first half of 2002.

Despite the difficult market environment, the Network Products group continued to invest in its telecoms-related business to support future growth. Investment in new products to meet local needs has been followed by their successful introduction into new markets through existing HellermannTyton channels. The launch of our recently developed Local Area Network connectivity products into the United States got off to a good start as reported in our Interim Results, our Gigaband Category 6 range being named a winner in *Communications News* magazine's 'Editors Choice 2001' awards. We look forward to further developing our 'Network Sciences' brand in North America and around the world through 2002. The connectivity systems complement our more established communications offerings, such as raceway products, where we have won several major contracts supporting network installations.

Category 6 is generally recognised as being the next step forward in high bandwidth structured cabling. Our Category 6 RJ45 modular jacks, with their unique patented noise reducing contact sets, have significant performance advantages over competition. We were early to market with a Category 6 system solution, offering up to 400MHz of bandwidth, double the performance levels defined by the standard.

The second half of the year has also seen our first half optimism for small office/home office (SoHo) solutions translated into further contracts with a major UK telecoms provider to create fully networked homes and offices. We are working to expand this concept to the United States and Europe.

We are pleased to report that 2001 saw record annual sales of Autotools, automatic tools for the application of our fixing products. In the second half, we launched the new AT3080 Autotool for waste-free cable bundling. This product has applications in automotive harness manufacturing and other electrical and electronic industries, reducing our customers' production costs and improving quality. With each Autotool generating repeat sales of consumables, the Autotool business represents an important source of ongoing revenue for the group.

Automotive sales continue to contribute significantly to the success of the group. Despite the slowdown in the global automotive market, including the continuing difficulties in the US truck market, the group has increased its share of the value of components on vehicles. This has been achieved through close working relationships with customers and innovative product development as new vehicle platforms are introduced. During 2001, our focus on design and customer service has resulted in the group increasing the number of major global automotive customers with which it enjoys 'preferred supplier' status. The group is therefore well placed to capitalise on any improvement in the automotive market.

Our globalisation activities have continued in 2001, enabling our customers to benefit further from our global capabilities and product range. The success of this programme has been reflected in a number of major supply agreements which have been signed during the year with international customer groups.

This year saw further capital investment by the group. In Wuxi, China we doubled production space enabling further cost improvement programmes. We invested in a new logistics centre near Chicago, Illinois replacing existing and inadequate facilities, reducing operating costs and improving service levels. We are also nearing completion of a production and distribution facility in Jundai, Brazil to meet the growing demand for our products in the region whilst improving operational efficiencies.

Taken together, our capital investment programme coupled with cost reduction measures whilst maintaining our emphasis on innovation have allowed us to weather the recent downturn. The Network Products group is well positioned for growth as existing markets recover and we start to exploit new opportunities in home and business networking.

Systems

£ million	2001	2000	Change %	Organic growth %
Turnover	124.0	135.4	(8)	4
Operating profit	6.1	2.7	126	201
Return on sales (per cent)	4.9	2.0		

The Systems group was able to report an increase in operating profit, generated in part through the completion of the initial development of AuRA™ and the consolidation programme within the aerospace information and software systems businesses.

Within the aerospace business, we signed AuRA deals with American Eagle, Continental Express and Boeing with a combined order value of $20 million. This builds on existing AuRA business with US carriers Sun Country, Frontier and USA 3000. AuRA is Spirent's Maintenance, Repair and Overhaul system which is designed to help air operators control the cost and timing of aircraft maintenance whilst improving efficiency.

Our Aviation Information Solutions (AIS) business made good headway, with further validation of our concept and product, demonstrated by the expansion of our existing relationship with FedEx to supply 90 of their Airbus fleet with airborne file servers and software applications at an order value of some $10 million. Our AIS technology helps flight crew manage information and on-board software applications, improve logging of faults and reduce time spent on maintenance.

Our motion control business continued to deliver strong profitability in its existing wheelchair control business, with substantial improvements in efficiency and inroads into the access platform market.

Environmental gas and particulate flow measurement systems for utilities continued to show good growth, in harmony with the increased number of US power generation plants.

Discontinued Operations

In November, we completed the sale of the equity and assets of our Sensing Solutions group to the General Electric Company for a cash consideration of $220 million (approximately £152 million).

The net proceeds of the sale were used to reduce net debt. The sale represented a further step in Spirent's increasing focus on communications related activities. Under the terms of the deal, all of the approximately 2,000 employees in the Sensing Solutions group transferred with the business.

Combined Sensing Solutions revenues for the period up to divestment were £76.8 million, with an operating profit for the combined Sensing Solutions businesses of £8.1 million.

Interconnection Joint Venture

Our share of turnover increased by 3 per cent to £78.3 million (2000 £76.0 million) and our share of operating profit decreased by 28 per cent to £9.6 million (2000 £13.3 million).

The business experienced a marked deterioration in market conditions during the second half of the year as a result of the global recession. Local management have undertaken actions to reduce costs. Against this background, the business continues to expand its market through delivery of a high level of product innovation.

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

Financial Review

Spirent, in common with other companies in the global telecommunications sector, has experienced the difficulties resulting from a period of marked decline in demand since the second quarter of 2001. We have taken decisive action to reduce costs, to protect profits and to improve cash flow. We have made provisions against stocks and debtors and, in accordance with accounting standards and the fall in comparable company valuations, impaired goodwill on the acquisitions of Hekimian Laboratories, Zarak Systems and Net-HOPPER.

Despite the market conditions, the Service Assurance Solutions Division has grown operating profit organically by some 49 per cent over the previous year and cash generated from our operations has risen by 12 per cent.

Operating cash flow has remained positive for all our businesses. The divestment of Sensing Solutions in early November generated net cash of £147.1 million. This has been used to reduce net borrowings to £179.1 million at 31 December 2001. This represents a ratio of 16 per cent (2000 18 per cent) against shareholders' funds, and 1.2 times reported earnings (2000 2.0 times) before interest, taxation, depreciation, amortisation and exceptional items. Net borrowings at the end of January 2002 were £172.0 million.

Interest cover as adjusted for goodwill amortisation and exceptional items for 2001 has been maintained at 5.4 times (2000 5.3 times).

Financial Results

Turnover increased by 15 per cent from £696.7 million to £801.8 million, reflecting the full year's contribution from the acquisitions made in 2000. Turnover reduced by 25 per cent in the second half over the first half of 2001, the first quarter of 2001 having produced a strong result prior to the telecoms slowdown taking effect. Organically, turnover for the year declined by 3 per cent compared to 2000. On one hand, the Performance Analysis Solutions Division's turnover declined organically by 23 per cent, on the other, there was significant organic growth of 46 per cent in the Service Assurance Solutions Division, where major contracts were won.

North America now accounts for some 71 per cent of our turnover by source (2000 67 per cent). Turnover by market destination is 63 per cent to North America (2000 56 per cent).

Return on sales before exceptional items of 14.1 per cent decreased by 5.7 percentage points, with the second half returning 9.8 per cent. The majority of this reduction can be attributed to the Performance Analysis Solutions Division where the return was reduced to 5.5 per cent in the second half year compared to 23.4 per cent in the first half. The Service Assurance Solutions Division saw a reduction in return from 26.0 per cent to 21.2 per cent first half to second half.

Financial Results

£ million	Second half 2001	First half 2001
Turnover	342.9	458.9
Operating profit	33.5	79.4
Return on sales (per cent)	9.8	17.3
Headline earnings per share (pence)	2.22	5.54

Headline PBTA

£ million	2001	2000
(Loss)/profit before taxation	(730.7)	[illegible]
Goodwill amortisation	86.6	25.7
Operating exceptional items:		
Other	34.9	2.2
Goodwill impairment	724.6	
(Profit)/loss on disposal and closure of operations	(14.5)	[illegible]
(Profit) on disposal of tangible fixed assets	–	(3.2)
Headline profit before taxation	100.9	[illegible]

Headline Earnings

£ million	2001	2000
Headline PBTA	100.9	[illegible]
Reported tax charge	(32.6)	[illegible]
Tax on exceptional items	(10.3)	[illegible]
Exceptional tax credit	–	[illegible]
Tax on the profit on divestments	13.2	–
Minority interest	(0.2)	(0.5)
Headline earnings	71.0	[illegible]

Earnings before interest, taxation, depreciation, amortisation and exceptional items (EBITDA before exceptional items) declined by 8 per cent from £163.0 million to £150.1 million.

Goodwill amortisation increased from £25.7 million in 2000 to £86.6 million, a result of the acquisitions, including Hekimian, in the latter part of last year.

The effect of exchange rate translation was positive, increasing turnover by £23.4 million and profit before taxation by £1.9 million.

A basic loss per share of 83.43 pence is reported (2000 earnings 7.40 pence), after charging goodwill amortisation of £86.6 million and net exceptional items of £745.0 million, which includes goodwill impairment of £724.6 million.

Headline earnings per share has been calculated to exclude all exceptional items and attributable taxation, as this is the practice commonly used by analysts: previously only acquisition retention bonuses had been excluded. Headline earnings per share for the first six months has been restated to reflect this.

Headline earnings per share declined 38 per cent from 12.61 pence to 7.76 pence.

Goodwill Impairment

As reported in our interim announcement, the carrying value of goodwill for Zarak Systems and Net-HOPPER has been written down by £247.6 million, a consequence of the rapid deterioration in market conditions and the resultant impact on future cash flows from these businesses.

In light of the downturn in valuations in the telecommunications market and in accordance with accounting standards, we are required to reassess the carrying value of Hekimian. We have written down the investment in Hekimian resulting in an impairment charge of £477.0 million.

The total charge reported for goodwill impairment for the year is £724.6 million.

Other Exceptional Items

In response to the slowdown in the technology industry we have undertaken a reorganisation of our activities at a cost of £11.3 million, which has been charged in 2001. We saw benefit in the second half year from these actions and expect to generate savings totalling £34.6 million on an annual basis. Both costs and anticipated cost savings have increased from our earlier estimates as further actions have been undertaken, by £2.3 million and £4.6 million respectively.

The deterioration has also led us to make provisions totalling £19.4 million against inventories in excess of 12 months usage and doubtful debts. The increase in provisions in the second half year of £4.5 million is principally attributable to amounts due from a distributor who is operating under financial constraints. Any amounts recovered will be reported as exceptional gains in future reporting periods.

Other exceptional items relate to acquisition retention bonuses, arising out of acquisitions made in 2000, of £4.2 million.

Acquisitions and Divestments

There has been little in the way of acquisition activity in 2001. In October we acquired a 16 per cent interest in Caw Networks Inc for a consideration of £6.4 million. Caw is reported as an associated company.

Spirent has continued to dispose of its non-core activities. In November, Spirent sold its Sensing Solutions group to the General Electric Company for a total consideration of $220 million. The net cash proceeds after expenses generated from the sale, of £147.1 million, have been used to reduce net borrowings. The tax liability associated with this transaction, estimated at £13.2 million, is payable in 2002.

Other minor divestments and closures have taken place during the year.

The net profit on divestment was £14.5 million after charging £65.1 million of goodwill previously written off to reserves.

Interest

Net interest payable has reduced from £29.3 million in 2000 to £22.8 million, as we have benefited from the reduction of interest rates primarily on the US dollar. Benefit has also been obtained from the reduction in borrowings following receipt of the proceeds from the sale of Sensing Solutions in November.

Taxation

The Group's effective tax rate was 29.4 per cent (2000 30.3 per cent), after adjusting for the effects of goodwill amortisation, impairment, exceptional items and divestments.

It is anticipated that this rate is sustainable for 2002.

We have implemented the requirements of Financial Reporting Standard (FRS) 19 'Deferred Tax', which requires substantially full provision to be made.

The reported charge of £32.6 million (2000 £30.6 million) includes a tax charge of £13.2 million in respect of the profit on divestments.

Cash Flow

Operating cash flow of £141.2 million was 12 per cent higher than 2000.

Comparing the first half to the second half of 2001, July to December generated £87.3 million, an increase of some 62 per cent over the first half year.

Much of this improvement has been achieved through reduction in working capital where we have taken initiatives to increase stock turns and reduce debtor days outstanding. Working capital improved by £43.0 million in the second half year excluding the effect of exceptional provisions for stocks and debtors. For the full year working capital, again excluding the exceptional provisions, has improved by £21.9 million.

Reorganisation Cost Savings

	Headcount numbers	Annualised savings £ million
Performance Analysis	246	21.2
Service Assurance	38	3.9
Network Products	193	4.5
Systems	202	3.1
Corporate	18	1.9
Total	697	34.6

Reorganisation cost £11.3 million.

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

Financial Review continued

Operating cash generation has been impacted by the release of deferred income of £17.8 million, where monies had been received in advance in 2000 relating to major contracts, primarily for Hekimian.

Net capital expenditure and financial investment at £57.7 million (2000 £59.5 million) was high, due to our investment in new facilities and software systems. We expect capital expenditure for 2002 will be in the range £30.0 million to £35.0 million. 2000 included £22.0 million advanced to the Employee Share Ownership Trust for the acquisition of shares for employee share schemes.

Divestments net of acquisitions raised £149.6 million. Divestments raised £148.8 million. As previously discussed, this includes the net proceeds from the sale of Sensing Solutions, as well as from other minor divestments.

Acquisitions resulted in a net positive cash flow of £0.8 million. This includes a receipt of £22.3 million from Axel Johnson Inc under the terms of the Hekimian acquisition agreement less $20.0 million of deferred consideration paid in July for Netcom Systems acquired in 1999, and £6.4 million for our investment in Caw Networks Inc.

The dividend payments for 2001 were £12.1 million higher than in 2000 due to the increased number of shares in issue following the acquisitions made using equity in 2000.

Accounting Policy Changes

The requirements of FRS17 'Retirement Benefits' allow for transitional implementation. The disclosures required by this standard have been presented in note 10 to the Accounts.

Full implementation of the Standard will result in recognition of defined benefit pension or other retirement schemes at fair value and this will be required for the financial year ending 31 December 2003.

FRS18 'Accounting Policies' requires an entity to adopt accounting policies most appropriate to its circumstances, to review regularly for appropriateness and to disclose sufficient information to enable users of the financial statements to understand the policies adopted and how they have been implemented. The adoption of this standard has not had a material effect on the financial statements.

FRS19 'Deferred Tax' has been implemented. This requires substantially full provision to be recognised on timing differences. There is no prior year adjustment as the prior year impact is not significant.

Treasury Management and Financial Instruments

The treasury function seeks to reduce financial risk and to ensure that sufficient liquidity is available to the Group to meets its ongoing and anticipated needs. It operates as a service centre within a framework of policies and guidelines set by the Board that are subject to regular review.

Objectives, Policies and Strategies

The most significant treasury activities are raising finance and managing interest rate and currency exposures. Financial instruments, including derivatives (principally interest rate swaps, cancellable interest rate swaps and forward foreign exchange contracts) are used to manage these exposures. Transactions are only undertaken if they relate to underlying exposures or business requirements. Speculative treasury transactions are expressly forbidden.

Financing

Spirent's policy is to finance its operations through a combination of internal cash generation and external financing. The parent company raises the majority of the funding for the Company and its subsidiaries. Interconnection, which is a joint venture, puts in place its own local borrowing as and when required.

Cash Generation

£ million	2001	2000
Net cash flow from operating activities	141.2	125.7
Less cash outflows on:		
Interest net of dividends received and minority dividends paid	(22.1)	(21.2)
Tax paid	(21.0)	(22.2)
Capital expenditure and financial investment	(57.7)	(59.5)
Free cash inflow before dividends	40.4	22.8

Cash Generation

£ million	Second half 2001	First half 2001
Net cash flow from operating activities	87.3	53.9
Less cash outflows on:		
Interest net of dividends received	(8.4)	(13.7)
Tax paid	(7.8)	(13.2)
Capital expenditure and financial investment	(27.5)	(30.2)
Free cash inflow/(outflow) before dividends	43.6	(3.2)

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

The Group's objective is to ensure there are sufficient, reliable and diverse sources of funding to meet the anticipated liabilities at the optimal achievable cost and to ensure we are not over exposed to re-financing risk at any particular point in time.

Spirent plc has raised fixed rate debt from the US private placement market as well as drawing bank facilities from the UK Syndicated Market.

At 31 December 2001 the amount of private placement debt was $218.0 million, equivalent to £149.3 million at 31 December 2001 exchange rates. These notes have various maturity dates ranging from 2006 to 2009.

Additionally, uncommitted borrowing lines are drawn as and when required.

Amounts available under the Spirent plc committed banking facilities were £378.0 million, of which £20.5 million was drawn (before debt issue costs) all in US dollars. £173.9 million of these facilities mature in 2002.

Further details of the sources of funding are set out in notes 28 to 30 to the Accounts.

The main risks arising from the Group's financing activities are in respect of interest rates and exchange rates.

Interest Rate Management
Spirent's policy is to take a prudent stance in the management of its interest rate exposure. The main objective is to reduce the volatility of the interest rate charge through a judicious mix of fixed and floating debt and the use of derivatives, allowing the Group to gain some benefit from reductions in interest rates.

The current policy is that between 30 per cent and 60 per cent of Group net consolidated debt shall be at fixed rates of interest. Interest rates are closely monitored, enabling policies to be reviewed in relation to market changes.

At 31 December 2001 the Group's borrowings were composed of 41 per cent of fixed rate debt. This excludes £78.8 million of private placement notes that have been swapped into floating rates through the use of a five-year swap, callable at the bank's option at six monthly intervals, no earlier than November 2002.

The interest profile of Spirent's cash and borrowings at the year end is detailed in note 30 to the Accounts.

Net interest payable was £22.8 million (2000 £29.3 million). A one percentage point movement in short term dollar interest rates based on the year end position would impact profit before tax by approximately £1.0 million.

Borrowings are denominated in currencies that correspond to Spirent's net assets as described below.

The fair value of borrowings and cash at the year end are compared to their book value in note 30 to the Accounts.

Currency Management
Spirent faces currency exposures on trading transactions undertaken in foreign currencies and on translation of profits and net assets of overseas subsidiaries. The US dollar is the main currency to which the Group is exposed.

The foreign currency management policy of the Group is to minimise the impact of fluctuations in exchange rates on future cash flows. Subsidiaries are required to hedge known material transactions exposures against their local currency with Group Treasury at the time the exposure is identified. The decision whether or not to hedge these transactions through matching external foreign exchange contracts rests with Group Treasury and depends on the size of the exposure and the current exchange rate.

Net assets are held in a number of currencies at overseas subsidiaries and currency exposures arise when these are translated at year end rates. The Group does not hedge balance sheet translation exposure but seeks to limit it by matching, where possible, the currency of its borrowings with that of such assets.

We do not hedge profit translation exposures, as these are an accounting rather than a cash exposure. However, the currency of borrowing is determined, where possible, according to the currency profile of profits earned, which mitigates translation exposure by partially matching interest payments with profits.

Details of the currencies of borrowings are illustrated in note 30 to the Accounts.

At the year end, Spirent's balance sheet translation exposure was 69 per cent hedged (2000 69 per cent).

During the year, sterling weakened further against all the major currencies to which Spirent is exposed. The effect on profit before tax of translation was to increase profits on a year-on-year basis by £1.9 million.

The US dollar is Spirent's largest single currency exposure and a movement against sterling by 1 per cent if maintained over the whole year, would affect reported profits by approximately £0.7 million.

Dividend
A final dividend of 3.00 pence per share has been recommended which maintains the distribution for the year at 4.35 pence. The dividend is 1.8 times covered (2000 2.4 times) by headline earnings.

Spirent remains in a strong position to take advantage of the upturn when it comes. The reduction in net borrowings has strengthened our position and allows us, with our confirmed banking facilities, to fund expansion activity comfortably within our current banking covenants.

Net Borrowings by Currency and Tenor

£ million	US dollar	Sterling	Euro	Other	2001 Total	2000 Total
Cash and current asset investments	10.4	4.6	8.9	4.0	27.9	32.5
Less: borrowings repayable in one year	(7.1)	(3.0)	(1.0)	(0.1)	(11.2)	(19.8)
Net liquid funds	3.3	1.6	7.9	3.9	16.7	12.7
Less: borrowings repayable after one year	(172.5)	(13.8)	(9.4)	(0.1)	(195.8)	(339.1)
Net (borrowings)/liquid funds	(169.2)	(12.2)	(1.5)	3.8	(179.1)	(326.4)

Eric G Hutchinson
Finance Director



Board of Directors and Management Team

Executive Directors

Nicholas K Brookes (54) UK resident [N]
Chief Executive
Nicholas Brookes was previously a Vice President of Texas Instruments Inc from where he joined the Board as Deputy Chief Executive in 1995, becoming Chief Executive in 1996. He is also a non-executive director of De La Rue plc and Corporacion Financiera Alba S.A.

Eric G Hutchinson (46) UK resident
Finance Director
Eric Hutchinson was appointed to the Board as Finance Director in 2000 having previously been responsible for all financial reporting and control within the Group. He joined the Company in 1983, was appointed Chief Accountant in 1987 and became Head of Corporate Accounting in 1997.

My E Chung (49) US resident
Group President, Spirent Communications
My Chung was appointed to the Board on 9 May 2001 and has specific operating responsibility as Group President, Spirent Communications. Prior to joining the Company in 1998, he spent 11 years with Telecommunications Techniques Corporation (TTC), most latterly as Division President.

Non-executive Directors

George W Sarney* (62) US resident [ARN]
Chairman
Dr Sarney joined the Board in 1996, was appointed Chairman in 1999 and is also Chairman of the Nomination Committee. He was Chief Executive of the Intelligent Automation Division of Invensys plc until he retired at the end of 1999. He is also a non-executive director of Consolidated Edison Inc.

James A D Wyness* (64) UK resident [ARN]
James Wyness was appointed to the Board in 1979 and is the senior independent non-executive director and Chairman of the Audit Committee. He was formerly Senior Partner of Linklaters, the Company's UK legal advisers, from where he retired in 1997. He is non-executive Chairman of Saracens Limited.

Paul M F Cheng* (65) Hong Kong resident [RN]
Paul Cheng was appointed to the Board in 1996. He is a founding partner of China Key Consultants Limited. He was formerly Chairman of Inchcape Pacific Limited and N M Rothschild & Sons (Hong Kong) Limited as well as a member of Hong Kong's Legislative Council. He currently serves as an independent non-executive director of several listed companies on the Hong Kong Stock Exchange and is an adjunct professor at the business school of the Hong Kong University of Science and Technology.

Marcus Beresford* (59) UK resident [ARN]
Marcus Beresford was appointed to the Board in 1999 and is Chairman of the Remuneration Committee. He was appointed Chief Executive of GKN plc in 2001 and has over 30 years managerial experience in the automotive and electronic industries.

Richard M Moley* (63) US resident [RN]
Richard Moley was appointed to the Board in 2000. He was previously a main Board director and Senior Vice President of Cisco Systems from where he retired in 1997. He currently serves as a non-executive director (formerly Chairman) of Netro Corporation and a number of other US high tech public and start up companies including Linear Technologies Corporation, Echelon Corporation, Calient Systems Inc and Polaris Networks Inc.

P Göran Ennerfelt (62) Swedish resident [AN]
Göran Ennerfelt was appointed to the Board in 2000. He is President and Chief Executive of Axel Johnson AB, a member of the Axel Johnson Group. He is also Chairman of the Swedish Federation of Trade, the Board of Trustees of SNS (Center for Business and Policy Studies), the General Export Association of Sweden and the Stockholm Institute of Transition Economics at the Stockholm School of Economics. He is a director of Svenska Handelsbanken, the Confederation of Swedish Enterprise and the Swedish National Committee of the International Chamber of Commerce.

Operations Management Team

Nicholas K Brookes (54)
Chief Executive

Eric G Hutchinson (46)
Finance Director

My E Chung (49)
Executive Director & Group President, Spirent Communications

Paul R Eardley (41)
Company Secretary & General Counsel

Olivier Huon (43)
Director of Business Development

W Barry Phelps (55)
President, Performance Analysis Solutions Division, Spirent Communications

Robert B Potter (55)†
Group President, Spirent Systems

Stephen J Salmon (52)
Group President, Network Products

Geoffrey P L Zeidler (39)
President, Europe and Wireless, Spirent Communications

† Mr Potter will retire from this role on 31 March 2002.

A Audit Committee
R Remuneration Committee
N Nomination Committee

* Indicates that the director is considered independent of the management of the Company

Directors' Statement on Corporate Governance

The Board is committed to maintaining high standards of corporate governance, the process by which the Group is directed and managed, risks are identified and controlled and effective accountability assured.

The Board considers that it has complied throughout the year under review with the requirements of the UK Listing Authority relating to the Combined Code on Corporate Governance (the 'Code') except in relation to Nicholas Brookes' 24 month notice period from the Company within his service contract.

This statement describes how the Group has applied the Principles set out in the Code.

The Board

The Board comprises three executive and six non-executive directors. The offices of Chairman and Chief Executive are held separately with a clear division of responsibility between them. The Board considers that all non-executive directors are independent with the exception of Göran Ennerfelt by virtue of his notifiable interests referred to in the Report of the Directors on page 21. James Wyness is the senior independent director. Biographical details and standing committee memberships are shown on page 14. The non-executive directors (each appointed for an initial three-year term) have a wide range of skills and experience which helps to ensure that independent judgement is exercised on issues such as strategy and performance and also that a proper balance of power is maintained for full and effective control.

The Board meets at least six times a year and a separate meeting is held annually to review and approve long term strategy. A schedule of matters specifically reserved for the Board's decision has been agreed.

In relation to non-reserved matters, the Board is supported by four standing committees each with formal terms of reference which, together with the composition of each Committee, are reviewed annually.

Training and Development

All directors receive appropriate training and briefing upon appointment and subsequently as necessary. Non-executives have the opportunity to enhance their understanding of the Group through regular business sector presentations and site visits. Spirent also recognises the mutual benefit for executive directors to serve as non-executives of companies in other industries outside the Group. Such appointments are subject to prior Board approval and any related fee entitlements are for the account of the Company.

The directors have access to the advice and services of the Company Secretary (and, if necessary, access to further independent advice, at the Company's expense), who advises the Board in respect of its procedures, directors' duties and responsibilities, corporate governance and all compliance matters.

Re-election of Directors

The Company's Articles of Association require that all directors seek election by shareholders at the first Annual General Meeting following their appointment. They also require that all directors seek re-election at least every three years.

Board Committees

Acquisitions and Divestments Committee: Chairman, Nicholas K Brookes

The Acquisitions & Divestments Committee comprises the executives and any two non-executive directors. The Committee is primarily concerned with the evaluation and approval of small acquisitions and divestments whose cash consideration does not exceed £25 million.

Audit Committee: Chairman, James A D Wyness

The Audit Committee comprises four non-executive directors, and meets no less than four times a year with the external auditors, the executive directors, the Head of Financial Control and the Head of Financial Reporting in attendance. It also meets with the external auditors in private for part of each meeting. The Committee reviews all published accounts and post audit findings before their presentation to the Board, focusing in particular on accounting policies, compliance,

Directors' Statement on Corporate Governance continued

management judgement and estimates. It also monitors the Group's internal control regime and financial reporting. Any significant findings or identified weaknesses are closely examined so that appropriate action can be taken, monitored and reported to the Board.

The Audit Committee advises the Board on the appointment of external auditors and on the scope, results and cost effectiveness of both audit and non-audit work. It also assesses the objectivity of the auditors' services so that an independent professional relationship is maintained. Details of the auditors' remuneration for 2001 appear in note 5 to the Accounts.

Nomination Committee:
Chairman, George W Sarney
The Nomination Committee comprises all the non-executive directors and the Chief Executive and meets at least once a year. It is responsible for reviewing the composition and structure of the Board and for making recommendations for new appointments to the Board for approval.

Remuneration Committee:
Chairman, Marcus Beresford
The Remuneration Committee comprises the independent non-executive directors and meets at least three times a year. Further details about the Committee are included in the Report on Directors' Remuneration on page 22. No director is involved in determining his own remuneration, whether determined by the Committee or, in the case of non-executives, by the Board. Marcus Beresford is standing for re-election as a director at the forthcoming Annual General Meeting.

Relations with Shareholders
The Board attaches considerable importance to its relationships and communication with shareholders. Communication is facilitated by full year and interim reports issued to shareholders. The Company also issues an Annual Review, including a Summary Financial Statement, which provides key information for the benefit of shareholders. Further information and services available to shareholders are described on pages 78 and 79.

A valuable dialogue has also been established with principal institutional investors through a programme of regular meetings and presentations in the UK and overseas by the executive directors. All contact with institutional investors, financial analysts, fund managers, brokers and the media is controlled by written guidelines to ensure the protection of price-sensitive information during such dialogue.

It is the Company's practice to issue the Notice convening the Annual General Meeting at least 20 working days before the Meeting and to propose separate resolutions on each substantially separate issue. All directors are expected to attend the Annual General Meeting to take any relevant questions. A summary of the Meeting's proceedings, together with the level of proxy votes lodged on each resolution, is made available to all shareholders.

Internal Control
Introduction
The Board is responsible for the Group's system of internal control, which comprises a process for identifying, evaluating and managing the risks faced by the Group and for regularly reviewing its effectiveness in accordance with the Turnbull Working Party: 'Internal Control: Guidance for Directors on the Combined Code'. The Board confirms that this process was in place throughout the year under review and up to the date of approval of the financial statements. The primary aim is to operate a system which is appropriate to the business and which can, over time, increase shareholder value whilst safeguarding the Group's assets. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Process
The Group launched its 'Operational Excellence Programme' in 2000 and this vehicle continues to ensure that internal control and risk management processes become embedded in the organisation. Day-to-day responsibility for effective internal control and risk monitoring rests with senior management at business group and operating unit level.

The Group's system of internal control and risk management comprises an integrated risk management strategy consisting of regular self-assessment encompassing all operating units and preparation of a remedial action plan, as appropriate. Significant risks are also reviewed by the Audit Committee and by the Board on at least four separate occasions each year.

In addition to this process, the following key elements are critical to the overall internal control environment:

- an organisation structure with clear operating procedures, defined lines of responsibility and delegated levels of authority;

- a Code of Business Ethics, which sets standards of professionalism and integrity for all employees and operations worldwide;

- a comprehensive strategic planning, financial control and budgeting system which is properly documented and regularly reviewed; and

- a disciplined acquisitions and divestments due diligence process (reviewed and revised by the Board during the year) and post acquisition integration programme.

Spirent's corporate internal control and risk management functions report into the Head of Internal Control, operate on a global basis and play a key role in providing an objective view and continuing assessment of the effectiveness of the internal control systems throughout the Group to operating management, the Audit Committee and the Board. The work programme of these two functions is focused on the areas perceived to be of greatest risk to the Group and is agreed annually in advance by the Audit Committee.

The Group has a material joint venture investment (51 per cent interest) in the WAGO group of companies, an Interconnection business. The Board believes that WAGO has appropriate internal controls in place although the review for this operation is less comprehensive than that for the Group's subsidiary operations. The Interconnection business has therefore been excluded from the above disclosures.

Review of Effectiveness

The Board, assisted by the Audit Committee, has reviewed the effectiveness of the system of internal control for the period under review, taking account of material developments since that date using the process set out above. The Board confirms that the review revealed nothing which, in its opinion, indicated that the system was ineffective or unsatisfactory.

Pensions Governance

The Group's principal pension and retirement schemes exist in the United Kingdom, the United States, Australia and South Africa. Scheme funds are held separately from those of the Group and are administered by Trustees who include employees and independent members. The schemes are precluded from holding Spirent plc shares and do not lend money or lease any assets to the Group.

Reporting

The Statement of Directors' Responsibilities in respect of preparing the Accounts is included on page 30. A report by the auditors, Ernst & Young LLP, which includes details of their responsibilities in respect of the Company's compliance with the Code, is set out on page 31.

Social Responsibility Statement

Spirent recognises its social, environmental and ethical responsibilities. It also understands that its reputation rests in part on its concern for employee health and safety, care for the environment, involvement in the community and good ethical behaviour.

Spirent recognises its social, environmental and ethical responsibilities. It also understands that its reputation and future success rests in part on its:

- concern for employee health and safety;
- care for the environment;
- involvement in the community; and
- good ethical behaviour.

The Board takes ultimate responsibility for Spirent's social responsibilities and is committed to developing and implementing policies which support them alongside its fundamental commitment to create and sustain long term value for shareholders.

Health and Safety

The Chief Executive is the appointed director responsible to the Board for the health and safety and environmental performance of the Group. Through a Group policy statement, day-to-day management of health and safety rests with line managers supported by the Group Risk Manager and local external advisers as necessary.

The corporate objective of continued improvement is primarily driven through Spirent's risk management 'Operational Excellence Programme' which is more fully described in the Directors' Statement on Corporate Governance on page 16. Within this programme, business units submit annual health and safety performance reports which are reviewed in consultation with external specialists for improvement plans, benchmarking and identification of good practice. The reports for 2001 show:

- the majority of our businesses had improved performance which continues the Group's positive historic trend;
- accident frequency and accident severity rates had reduced across the board and compared favourably against relevant industry sectors and recognised national statistics; and
- no deaths or serious accidents occurred.

Overall, the Group's health and safety performance and significant risk exposures are regularly reviewed by the Operations Management Committee, twice a year by the Audit Committee and annually by the Board.

Environmental

Spirent acknowledges the importance of good environmental practice. The Group's policy is to comply with environmental legislation in all countries in which it operates and to adopt responsible environmental practices. Line management is responsible for complying with the policy.

Spirent businesses are encouraged to set their own environmental targets and are also required to submit annual self assessment reports as part of the Operational Excellence Programme. The Group's overall impact on the environment has been gradually reduced as a result of its ongoing divestments programme.

The Network Products group have introduced an environmental management system based on the international environmental management standard, ISO 14001. All UK operations had achieved this accreditation during 2001 and the target is to achieve accreditation at all worldwide manufacturing facilities during 2002. Specific examples of other environmental initiatives currently underway with targeted objectives include waste minimisation, increased material recycling in the plastic moulding process, returnable packaging and energy consumption efficiency.

The Communications group has in place local statements of operating practice which exist under an established Environmental Management Programme. This aims to communicate, maintain, measure and regularly evaluate environmental issues effectively in the workplace and has resulted in steady improvements in its environmental management and performance.

In two formerly occupied sites where historic activities have led to minor land contamination, we are assisting with remediation projects in accordance with local statutory obligations.

Overall Group performance and significant risk exposure reviews are similar to and run in parallel with those for health and safety as described above.

Community

Local communities are important to our business and Spirent encourages its employees to participate as volunteers in local community and charitable activities.

Each business is free to develop programmes which best suit the needs of their communities. Their involvement covers a wide range of activities from fund raising for educational or disadvantaged groups, to participation in local schools and meals on wheels. Spirent supports these initiatives through both charitable donations and in giving practical support, for example, through involvement in schools and student education programmes. In 2001, Spirent made charitable donations of £73,000 (2000 £29,000).

Ethical Standards

Spirent strives to observe high standards of moral, legal and ethical behaviour in all of its business activities. Its Statement of Business Ethics covers areas such as compliance with laws and regulations, dealings with customers and suppliers, safeguarding the Group's assets, keeping accurate and reliable records and avoiding conflicts of interest. The principal message is that all employees must observe a code of conduct based on honesty, integrity and fair dealing at all times. Compliance with the Statement is reviewed annually as part of the Group's internal control process.

The Group will continue to give priority to its Social Responsibilities reporting which will include year-on-year comparisons and statistical evidence in support of key areas in 2002.

Report of the Directors

The directors present their report and the audited consolidated accounts for the year ended 31 December 2001.

Principal Activities, Business Review and Results

The principal activities, review and results for the year (inclusive of financial performance, likely future developments and prospects) are set out on pages 1 to 13. Principal divisions, subsidiaries, joint ventures and associates are listed on pages 73 and 74.

Dividends

An interim dividend of 1.35 pence per share was paid on 5 November 2001. The directors recommend the payment of a final dividend of 3.00 pence per share, making a total dividend of 4.35 pence per share for the period (2000 4.35 pence). Subject to shareholders' approval at the forthcoming Annual General Meeting, the final dividend will be paid on 5 June 2002 to members and on 17 June 2002 to ADR holders.

Research and Development

Product development and innovation continues to receive a high priority as it is considered a key strategy for organic growth and further improvement of the Group's competitive position. This is evidenced by the £95.9 million research and development spend during the year (2000 £60.3 million). The Company will continue to commit resources to research and development to build on the foundation for its strategy.

Major Transactions

In November 2001 the Company completed the sale of its Sensing Solutions business, comprising some 2,000 employees, to General Electric Company (US) for a cash consideration of $220 million (approximately £152 million).

Since the year end, on 20 February 2002, the Company has entered into an agreement for the sale of its non-core aerospace component businesses within its Systems group, comprising some 660 employees, to Curtiss-Wright for a cash consideration of $60 million (approximately £42 million). Completion of the deal is subject to the satisfaction of certain closing conditions.

Further details of these and other minor changes in the structure of the Group, are set out in notes 34, 35 and 36 to the Accounts.

Share Capital

Changes in the Company's share capital during the period are given in note 32 to the Accounts.

Substantial Shareholdings

At 20 February 2002, the Company had been notified of the following interests in three per cent or more of its issued share capital:

	% held
Lexa B.V.	11.61
Prudential plc	4.93
Halifax plc	3.59
Legal & General	3.01

Additional shareholder information, including a profile of shareholdings, appears on pages 78 and 79.

Share Listings

On 10 July 2001, the Company's shares were listed on the New York Stock Exchange (symbol: SPM) in the form of American Depositary Shares and these are evidenced by American Depositary Receipts (ADRs), each one of which represents four Ordinary shares. The Bank of New York is the authorised Depositary bank for the Company's ADR programme.

The primary listing for the Company's shares remains the London Stock Exchange.

Directors

The names and brief biographical details of the current directors are shown on page 14. All held office throughout the year and up to the date of this Report with the exception of My Chung who was appointed an executive director on 9 May 2001.

Retirement and Election of Directors

Pursuant to the Company's Articles of Association, Eric Hutchinson and Marcus Beresford will retire by rotation at the Annual General Meeting on 2 May 2002 and, being eligible, offer themselves for re-election. Having been appointed during the year, My Chung will also retire at the forthcoming Annual General Meeting and, being eligible, offers himself for election.

Marcus Beresford does not have a service contract with the Company. Eric Hutchinson and My Chung have service contracts, each providing for termination by either party on 12 months' notice. Details of directors' service contracts and remuneration are included in the Report on Directors' Remuneration on pages 22 to 29.

Directors' Interests
Göran Ennerfelt is President and Chief Executive of Axel Johnson AB, a member of the Axel Johnson Group, which is owned by his spouse, Antonia Ax:son Johnson. Accordingly, he has a connected notifiable interest:

- in the Stock Purchase Agreement (and ancillary agreements) dated 16 November 2000 and made between Lexa B.V. (an Axel Johnson Group company), Antonia Ax:son Johnson, the Company and Spirent Holdings Corporation which relates to the Company's acquisition of Hekimian Laboratories Inc; and

- in the Company through the 11.6 per cent substantial shareholding of Lexa B.V., the registered holder of the new Ordinary shares issued as part consideration for the acquisition of Hekimian. (See also Substantial Shareholdings above.)

The directors' interests (including those of their immediate families and any connected persons) in the share capital of the Company are set out in the Report on Directors' Remuneration on pages 27 to 29.

Save as disclosed, no contracts or arrangements have been entered into during the year or subsisted at the year end in which any director had, directly or indirectly, a material interest which was significant in relation to the Group's business.

Employee Involvement
The Group aims to attract, retain and motivate the highest calibre of employee by encouraging and rewarding superior performance both on an individual and team contribution basis. Considerable efforts are made to provide employees with a continuing opportunity to develop their full potential by gaining the relevant skills and experience required to deliver the business objectives. Training programmes and links with the educational sector reinforce this commitment to learning and development activities. Management development and succession planning are regularly reviewed.

The Company is also committed to providing equality of opportunity to all existing and prospective employees without unlawful or unfair discrimination. In addition, it remains supportive of the employment and advancement of disabled persons.

The Board continues to place strong emphasis on high standards of customer care and service and acknowledges that the involvement of every employee in helping to achieve this business objective is essential. Reflecting its decentralised structure, local operating management is responsible for developing arrangements for employee information, consultation, communication and involvement which best suit their own particular needs.

The Group seeks to engage all employees in both its short and long term goals. This is achieved using a variety of methods, including senior management briefings, the regular distribution of an in-house publication, *Viewpoints*, a corporate website and intranet, and the issue of an interim and year end letter to employees.

Employee Share Schemes
The Group operates a number of share incentive schemes details of which, including options granted and exercised during the year and outstanding at the year end, can be found in note 32 to the Accounts. All employee share save plans now operate in the UK, US and Canada.

Social Responsibility and Donations
The Group's Social Responsibility Statement appears on pages 18 and 19. Charitable donations of £73,000 were made in the year (2000 £29,000). This amount excludes operating units' support and participation in local community activities. No political donations were made in the year (2000 £nil).

Creditor Payment Policy
Group operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted and it is Group policy that we comply with those terms and make suppliers aware of them.

At 31 December 2001 the Company had an average of 46 days purchases outstanding in trade creditors (2000 38 days).

Corporate Governance
The Directors' Statement on Corporate Governance is set out on pages 15 to 17. The Statement of Directors' Responsibilities in respect of preparing the Accounts appears on page 30.

Going Concern
After making enquiries, the directors confirm that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the going concern basis continues to be adopted in preparing the Accounts.

Annual General Meeting
The Annual General Meeting will be held at 12 noon on Thursday, 2 May 2002 at the Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2A 3ED, United Kingdom. A separate circular comprising a letter from the Chairman, the Notice of Meeting, including an explanation of Special Business, and a reply-paid Form of Proxy accompanies this document.

Auditors
A resolution to re-appoint Ernst & Young LLP as auditors and authorising the directors to determine their remuneration will be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Paul Eardley
Secretary
20 February 2002

Report on Directors' Remuneration

1. Compliance
This report is presented by the Remuneration Committee (the 'Committee') on behalf of the Board in compliance with the requirements of the UK Listing Authority relating to the Combined Code on Corporate Governance (the 'Code').

2. Role of the Remuneration Committee
The Committee is principally concerned with making recommendations to the Board on the Company's framework of executive directors' remuneration and its cost. The composition of the Committee, made up wholly of independent non-executive directors, is shown on page 14. The Committee also determines the remuneration of each executive director and, since 1 January 2002, each member of the Operations Management Committee (comprising the senior executive tier below Board level).

3. Remuneration Policy
The Company's policy is to:

- attract, retain and motivate the high calibre professional, managerial and technological expertise necessary to realise the Group's business objectives without paying excessively;

- ensure that the remuneration framework and its constituent reward elements are competitive and fairly reflect, as necessary, the international nature of the Group's business and the markets within which the Group operates; and

- maintain the correct balance and linkage between individual and business performance so as to effectively align the interests of the executive with those of shareholders, particularly that of enhancing shareholder value.

In reviewing and implementing the policy, the Committee consults with independent external advisers on a regular basis and in addition, with respect to the remuneration of senior executives (for whom the above policy also applies), with the Chief Executive.

The Committee has developed remuneration packages which fit this policy on an integrated and total reward basis. This is achieved by providing a base salary plus benefits, pension entitlements and an annual incentive bonus together with discretionary awards under the Company's medium and long term share incentive plans. In designing the performance-related elements of remuneration, the Committee believes it has followed the provisions set out in Schedule A to the Code.

Details of the executive directors' remuneration in 2001 are set out in paragraph 4.

The Committee will continue to monitor and review the level and mix of remuneration packages and will consult with its major institutional shareholders as appropriate with regards to any proposed changes.

4. Executive Directors' Remuneration in 2001

(a) Base Salary and Benefits

The level of base salary is reviewed and established annually by reference to both the performance and changes in responsibilities of the individual and the prevailing market rates for executives of similar status in comparable companies. When reviewing salaries, the Committee is mindful of and sensitive to the wider scene, especially regarding employees' pay and employment conditions elsewhere in the Group. No increase in salary was awarded to the executive directors in respect of their 1 January 2002 annual pay review in line with the pay freeze predominantly in place throughout the Group.

Pension and other benefits have regard to competitor practice in the home country of each executive. Benefits include a Company car or car allowance and life, disability and healthcare insurance coverage. Pension details are given in paragraphs 4(c) and 7(b).

(b) Annual Incentive Bonus Scheme

The UK-based executive directors, namely Messrs. Brookes and Hutchinson, participate in an annual incentive bonus scheme, the key features of which are:

- a performance condition linked to the annual growth in the Company's headline earnings per share (EPS); and

- a sliding scale formula which provides for an on-target performance bonus of 50 per cent of salary with a maximum reward opportunity of 100 per cent of salary for exceptional performance. The EPS target and performance range are reviewed and determined at the beginning of each year by the Committee.

A similar type of scheme, formula and on-target bonus, but linked to the annual profit growth in the Communications group business and providing a bonus opportunity capped at 200 per cent of base salary for exceptional performance, exists for My Chung (Group President, Spirent Communications) as the only US-based executive director.

(c) Directors' Pensions

The UK executives participate in the non-contributory funded senior executive level of the Spirent Group Staff Pension & Life Assurance Plan (the 'Staff Plan'). This defined benefit arrangement will provide them at normal retirement age of 60, and dependent on length of service, with a pension of up to two-thirds of salary, subject to Inland Revenue limits and other statutory conditions. It also provides for dependants' pensions and a cash lump sum on death. Pensionable salary is the director's base salary only.

The Company has undertaken to Nicholas Brookes, whose salary for approved pension purposes under the Staff Plan is capped by the provisions of the Finance Act 1989 (£95,400 for the tax year 2001/2002), that his benefit entitlements shall be as if the 'cap' did not apply. The Company will be liable for making payment of any unapproved pension in excess of the approved maximum. A balance sheet provision exists in respect of this unfunded contractual obligation. The Company has taken out insurance to cover that part of his life assurance in excess of the 'cap'.

The pensions earned by the UK executives during the year under the Staff Plan are given in paragraph 7(b).

My Chung participates in the Spirent International Inc Retirement and Profit Share Plan, a defined contribution plan approved under section 401(k) of the US Internal Revenue Service Code (the 'IRS Code'). The Company makes matching contributions and is permitted to make discretionary profit sharing contributions of up to two and eight per cent respectively of the maximum compensation permitted for these purposes under the IRS Code. The Plan's normal retirement age is 65 and consistent with local practice, bonuses are pensionable for all participating employees, including My Chung.

(d) Medium and Long Term Incentive Plans

The Committee approves the grant of all options and performance units under the Spirent Communications Stock Option Plan (SCSOP), LTSPP and ESOS. Individual grants are based on individual performance and potential impact on longer term business results. No grant has been or can be made at a discount to the market price of the Company's shares. The plans are more fully explained, including the pre-vesting performance conditions under the ESOS and LTSPP, in note 32 to the Accounts.

The Committee's existing grant policy is to provide each executive director with the opportunity to be granted options over Spirent Ordinary shares under the ESOS and over performance units under the LTSPP (where one unit equals one Spirent Ordinary share) up to an annual face value limit of 1.25 and 0.75 x base salary respectively (i.e. 2.0 x base salary in aggregate).

With due regard to the intensely competitive US recruitment and retention practices to which the Group is exposed (nearly 80 per cent of operating profit is derived from North America), My Chung will also continue to participate in the SCSOP. This plan, which is not open to UK executive directors, was approved by shareholders in May 2000 for Communication group employees. Performance conditions, both business and individual, govern the grant of options rather than the 25 per cent per annum phased vesting. In normal circumstances, My Chung will have the opportunity to receive an annual grant up to a further 4.5 x base salary face value under the SCSOP.

The executives also participate in either the Company's UK or US all employee share save plans, as appropriate.

In order to assist further in aligning the interests of executives and shareholders, shareholding guidelines were introduced in 2000 which encourage executive directors (and certain categories of senior management) to build up over a period of five years, a target shareholding in the Company.

Report on Directors' Remuneration continued

(e) Service Contracts
Nicholas Brookes has a service contract terminable at any time by the Company on 24 months' notice and by the executive on 12 months' notice. Eric Hutchinson and My Chung each have a service contract (the latter with a US subsidiary holding company) terminable at any time by either party on 12 months' notice. All contracts contain provisions for the Company to make payment in lieu of notice and for removal of the director for poor performance or misconduct without compensation. The Company will seek to apply practical mitigation measures to any payment of compensation on termination, taking into account all relevant circumstances.

5. Non-executive Directors' Remuneration
The remuneration of non-executive directors is determined by the Board following a recommendation by the Chief Executive and after consultation by him with independent external advisers concerning competitive market practice. No fee increase was awarded for the remuneration review at 1 January 2002.

Non-executive directors are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. They do not have service contracts and are normally appointed, subject always to the Company's Articles of Association, for an initial three year term. Any subsequent extension to the term by the Board is not automatic and is subject to the prior review and recommendation process of the Nomination Committee.

6. Shareholder Approval of Remuneration Policy
The Board has determined that in line with current best practice, it is appropriate that shareholders be given the opportunity to approve the Company's policy on directors' remuneration as set out in the introduction to paragraph 3. A resolution to that effect will be proposed at the forthcoming Annual General Meeting.

7. Directors' Remuneration

(a) Individual and Total Remuneration of the Directors Holding Office During 2001

Annualised arrangements as at 1 January 2002		2001 Remuneration[1]						
Salary £000	Fees[2] £000		Salary £000	Fees[2] £000	Taxable benefits[3] £000	Bonus[4] £000	Total 2001 £000	Total[1] 2000 £000
		Executive Directors						
500.0	0.5	N K Brookes	500.0	0.5	33.4	–	533.9	731.3
239.7	0.5	M E Chung[5]	157.2	0.3	10.6	–	168.1	–
250.0	0.5	E G Hutchinson	250.0	0.5	18.4	–	268.9	335.5
		Non-executive Directors						
–	37.0	M Beresford	–	37.0	–	–	37.0	27.5
–	35.0	P M F Cheng	–	35.0	–	–	35.0	27.5
–	30.0	G Ennerfelt	–	30.0	–	–	30.0	0.8
–	35.0	R M Moley	–	35.0	–	–	35.0	16.9
–	200.0	G W Sarney	–	200.0	3.3	–	203.3	181.5
–	37.0	J A D Wyness	–	37.0	–	–	37.0	27.5
		Total 2001	907.2	375.3	65.7	–	1,348.2	1,348.5
		Total 2000	585.0	282.7	42.0	438.8	1,348.5	

Notes

(1) The figures relate to the period of each director's Board membership. My Chung was appointed to the Board on 9 May 2001. Messrs. Hutchinson, Moley and Ennerfelt were appointed to the Board on 1 January, 1 April and 19 December 2000 respectively.

(2) Executive directors receive a basic annual fee of £500 in respect of their services to the Board and its committees.

The non-executive directors receive a basic annual fee of £30,000 in respect of their services. George Sarney receives an additional fee of £170,000 in respect of his duties as Chairman. James Wyness and Marcus Beresford each receive an additional £7,000 per annum in recognition of their extra responsibilities as Chairmen of the Audit Committee and Remuneration Committee respectively. Paul Cheng and Richard Moley receive an additional £5,000 per annum in recognition of their extensive international travelling commitment required to perform their duties.

(3) Taxable benefits include a company car or car allowance and life, disability and healthcare insurance coverage.

Nicholas Brookes' taxable benefit includes £2,938 for personal tax advice paid by the Company and £8,385 relating to the premium paid for life assurance in excess of the statutory earnings 'cap' (as referred to in paragraph 4(c)).

George Sarney's taxable benefit comprises £3,349 of personal tax advice paid by the Company.

(4) During the year neither Nicholas Brookes nor Eric Hutchinson earned an EPS bonus (2000 £300,000 and £138,750 respectively). My Chung did not earn a Communications group cash bonus during the year.

(5) A conversion rate of £1 = $1.44 has been used for 2001; £1 = $1.46 for 2002.

Report on Directors' Remuneration continued

(b) Directors' Pensions

The pensions earned from the non-contributory defined benefit arrangements in place for the UK executives during 2001 were as follows:

	Age at 31 December 2001	Years of pensionable service	Increase in accrued pension during the year[1] £000	Accumulated total accrued pension 31 December 2001 £000	Accumulated total accrued pension 31 December 2000 £000	Transfer value of the increase in accrued pension[3] 2001 £000	Transfer value of the increase in accrued pension[3] 2000 £000
N K Brookes	54	14	56.2	244.4[2]	182.2	943.2	480.1
E G Hutchinson	46	18	42.7	154.2[2]	107.9	437.8	475.1

Notes

(1) The increase in accrued pension during the year excludes any increase for inflation.

(2) The pension entitlements shown are those which would be paid annually from normal retirement age of 60 based on service to 31 December 2001.

(3) The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 and represents a liability of the Company (in respect of unfunded arrangements) and of the Staff Plan (in respect of funded arrangements), not a sum paid or due to the individual. The transfer value cannot therefore be meaningfully added to annual remuneration.

(4) Details of the Company's unfunded pension provision relating to the pension undertaking in excess of the statutory earnings cap made to Nicholas Brookes (which includes the eight year pensionable service credit awarded to him on joining the Company) is shown in note 10 to the Accounts.

(5) No additional voluntary contributions have been included in the above table.

(c) Directors' Remuneration and Payments to Former Directors –Summary

	2001 £000	2000 £000
Total emoluments for all directors (as per the remuneration table in paragraph 7(a))	1,348	1,349
Gains made on exercise of share options	1	1,196
Company contribution to 401(K) Retirement and Profit Share Plan	12*	–
Pension and fees of the Life President (2001 £82,148 and £15,810 respectively)	98	96
Emoluments and ex-gratia pension to former directors	5	169
Consultancy payments and fee payments to former directors	24	23
	1,488	2,833

*A conversion rate of £1 = $1.44 has been used. This payment relates to one director.

8. *Directors' Interests*

The beneficial and non-beneficial interests of the directors (and their immediate families and any connected persons) in the Ordinary share capital of the Company at the beginning and end of the year are set out below. The Company's statutory register of directors' interests is available for inspection at its registered office during normal business hours on any business day.

	31 December 2001				1 January 2001[2]			
	Ordinary shares (beneficial)[1]	Ordinary shares (non-beneficial)	Options and rights to acquire Ordinary shares	LTSPP Performance Units	Ordinary shares (beneficial)[1]	Ordinary shares (non-beneficial)	Options and rights to acquire Ordinary shares	LTSPP Performance Units
Executive Directors								
N K Brookes	127,083	26,315[5]	684,021	428,199	104,584	–	460,876	305,199
M E Chung	8,113	39,620	1,181,696[4]	88,893	–	39,620[6]	1,183,214	88,893
E G Hutchinson	43,411[4]	12,171[5]	387,318	90,849	38,911	–	275,932	28,849
Non-executive Directors								
M Beresford	15,225	–	–	–	15,225	–	–	–
P M F Cheng	7,250	–	–	–	7,250	–	–	–
G Ennerfelt[3]	108,398,257	–	–	–	108,398,257	–	–	–
R M Moley	10,000	–	–	–	–	–	–	–
G W Sarney	80,000	–	–	–	75,000	–	–	–
J A D Wyness	46,037	–	–	–	21,409	–	–	–

Notes

(1) Directors' beneficial holdings of Ordinary shares (nominal value 3⅓ pence each) do not form part of remuneration provided by the Company.

(2) At 9 May 2001 date of appointment for My Chung.

(3) Göran Ennerfelt is also President and Chief Executive of Axel Johnson AB. He has the above connected beneficial interest in the Company through the shareholding of Lexa B.V. (an Axel Johnson Group company), which is the registered holder of the new Spirent Ordinary shares issued, credited as fully paid, as part consideration for the acquisition of Hekimian Laboratories Inc in 2000 (see also 'Substantial Shareholdings' on page 20).

(4) Since the year end:

- the beneficial interest of Eric Hutchinson increased by 5,128 to 48,539 Ordinary shares on 3 January 2002 through the exercise of a matured option under the Savings Related Share Option Scheme; and

- the number of rights to acquire Ordinary shares for My Chung increased by 6,122 on 1 January 2002 through the grant of purchase rights to him under the US Employee Stock Purchase Plan. This is a provisional number only (based on the Company's share price at the date of grant) as the actual number of shares in which participants are interested under this plan cannot be determined until maturity of the 12 months savings contract (see note 32 to the Accounts).

(5) The non-beneficial interests of Messrs. Brookes and Hutchinson represent their respective £100,000 and £46,250 deferred cash bonus award made under the terms of the annual incentive bonus plan for 2000 as previously reported. The bonuses were used to purchase shares in the market on 28 February 2001 and are being held in the Employee Share Ownership Trust (ESOT) for a period of three years from that date. In normal circumstances, the directors do not obtain a beneficial interest in the shares until the expiry of that period at which time, subject to still being in the Company's employment, the beneficial share interests will be released to them. There are no other pre-release performance conditions to be satisfied.

(6) The non-beneficial interest of My Chung over 39,620 shares exists in a similar manner to that described in note (5) above except that his interest arises from a deferred cash bonus of $175,000 (being 50 per cent of his annual base salary) made on a discretionary basis on 9 May 2001 (in recognition of his promotion to the Board). The bonus was used to purchase the shares in the market on that date and will be released beneficially to him from the ESOT on the third anniversary, subject to him still being in the Company's employment at that time.

(7) An analysis of the options and rights to acquire Ordinary shares and the interests in Performance Units held by the executive directors follows. None lapsed unexercised during the year. All figures reflect, as appropriate, changes in the Company's capital structure since the dates of grant.

Report on Directors' Remuneration continued

8. Directors' Interests continued

Options and rights to acquire Ordinary shares under the Company's various share option, stock appreciation rights and all employee share save plans:

	Plan type[1]	At 31 December 2001	Exercised (E)/ Cancelled (C) during the year	Granted during the year	At 1 January 2001[3]	Date of grant	Exercise price (p)	Date first exercisable	Expiry date
N K Brookes	ESOS	221,068	–	–	221,068	30.09.96	136	30.09.99	29.09.06
	SRSOS	15,886	–	–	15,886	21.10.96	109	01.01.02	30.06.02
	ESOS	30,410	–	–	30,410	23.04.97	118	23.04.00	22.04.07
	ESOS	43,922	–	–	43,922	27.04.98	152	27.04.01	26.04.08
	ESOS	149,590	–	–	149,590	11.05.00	334	11.05.03	10.05.10
	ESOS	205,000	–	205,000	–	09.04.01	305	09.04.04	08.04.11
	SRSOS	18,145	–	18,145	–	05.10.01	93	01.12.06	31.05.07
M E Chung	ESOS	93,482	–	–	93,482	16.07.98	163	16.07.01	15.07.08
	ESOS	112,734	–	–	112,734	01.04.99	133	01.04.02	31.03.09
	SCSOP	341,921	–	–	341,921	11.05.00	334	11.05.01[4]	10.05.07
	ESOS	65,819	–	–	65,819	11.05.00	334	11.05.03	10.05.10
	SARP	42,740	–	–	42,740	12.05.00	335	12.05.01[4]	11.05.10
	SPP	–	(E) 8,113[2]	–	1,518[2]	01.11.00	102	02.11.01	02.02.02
	SCSOP	250,000	–	–	250,000	08.12.00	613	08.12.01[4]	07.12.07
	SCSOP	195,000	–	–	195,000	09.04.01	305	09.04.02[4]	08.04.08
	ESOS	80,000	–	–	80,000	09.04.01	305	09.04.04	08.04.11
E G Hutchinson	SRSOS	5,128	–	–	5,128	21.10.94	76	01.12.01	31.05.02
	ESOS	17,652	–	–	17,652	27.04.95	108	27.04.98	26.04.05
	SRSOS	1,464	–	–	1,464	31.10.95	106	01.12.02	31.05.03
	ESOS	42,928	–	–	42,928	29.04.96	140	29.04.99	28.04.06
	ESOS	33,786	–	–	33,786	23.04.97	118	23.04.00	22.04.07
	ESOS	29,586	–	–	29,586	27.04.98	152	27.04.01	26.04.08
	SRSOS	12,363	–	–	12,363	22.10.98	83	01.01.06	30.06.06
	ESOS	75,156	–	–	75,156	01.04.99	133	01.04.02	31.03.09
	SRSOS	–	(C) 1,032	–	1,032	15.10.99	142	01.12.06	31.05.07
	ESOS	55,562	–	–	55,562	11.05.00	334	11.05.03	10.05.10
	SRSOS	–	(C) 1,275	–	1,275	31.10.00	518	01.12.07	31.05.08
	ESOS	105,000	–	105,000	–	09.04.01	305	09.04.04	08.04.11
	SRSOS	–	(C) 2,468	2,468	–	04.05.01	268	01.06.08	31.12.08
	SRSOS	8,693	–	8,693	–	05.10.01	93	01.12.08	31.05.09

Notes

(1) Key to plan type:

ESOS – Executive Share Option Scheme
SARP – Stock Appreciation Rights Plan
SCSOP – Spirent Communications Stock Option Plan
SPP – US Employee Stock Purchase Plan
SRSOS – UK Savings Related Share Option Scheme

An explanation of each plan and its operation is given in note 32 to the Accounts.

(2) The exercise price and number of purchase rights under the SPP could not have been determined until maturity (i.e. 12 months following the date of grant). 1,518 relates to the number of shares subject to purchase rights based on the market price of a Spirent Ordinary share (less an applicable 15 per cent discount) as at the date of grant. 8,113 relates to the actual number of shares exercised at maturity, when the market price of a Spirent Ordinary share was 120 pence (and the exercise price, including the 15 per cent discount, was 102 pence).

(3) At 9 May 2001 date of appointment for My Chung.

(4) A phased entitlement exists to exercise options or rights, as appropriate, under the SCSOP and SARP which vest as to 25 per cent on the first anniversary of grant and 25 per cent per annum thereafter.

Performance Unit Interests under the Long Term Share Purchase Plan (LTSPP)

	Performance units at 31 December 2001	Granted during the year	Performance units at 1 January 2001[1]	Date of grant	Performance unit value at date of grant (p)	Vesting date
N K Brookes	219,719[2]	–	219,719	18.06.99	166	18.06.05
	85,480	–	85,480	11.05.00	334	11.05.06
	123,000	123,000	–	09.04.01	305	09.04.07
M E Chung	38,893	–	38,893	11.05.00	334	11.05.06
	50,000	–	50,000	09.04.01	305	09.04.07
E G Hutchinson	28,849	–	28,849	11.05.00	334	11.05.06
	62,000	62,000	–	09.04.01	305	09.04.07

Notes

(1) At 9 May 2001 date of appointment for My Chung.

(2) The minimum performance conditions attaching to the first three year performance period were satisfied on 31 December 2001. However, the value of the first award, if any, cannot be determined until the third anniversary of the date of grant.

(3) One performance unit under the LTSPP equals one Ordinary share. An explanation of how the LTSPP operates, including the share matching provisions and performance conditions, is set out in note 32 to the Accounts. The following table shows the Company's achievement against its performance conditions under the LTSPP as at 31 December 2001:

Year of grant	Real share price growth (min. 5 per cent pa)	Total shareholder return ranking (min. 60th percentile position)
1999	54%	80th
2000	–51%	45th
2001	–74%	5th

All three of the Company's executive directors, with other employees of the Group, are potential beneficiaries of the Employee Share Ownership Trust (ESOT). The two UK executive directors, with other employees of the Group, are also potential beneficiaries of the Qualifying Employee Share Ownership Trust (QUEST). As potential beneficiaries of the ESOT and the QUEST, the respective directors are deemed by the Companies Act 1985 to be interested in the Spirent Ordinary shares held by those Trusts. At 31 December 2001, the shareholdings for the ESOT and the QUEST were 9,064,985 and 4,571,286 respectively (31 December 2000 9,025,719 and 4,895,543 respectively).

The middle market price of a Spirent Ordinary share on 2 January 2001 and 31 December 2001 (the London Stock Exchange having been closed for trading on1 January 2001) was 578.5 pence and 158 pence respectively and during that period ranged between a high of 610 pence and a low of 71.5 pence per share.

Save as disclosed, there have been no changes between the year end and 20 February 2002 (the date on which the accounts have been signed) in the directors' beneficial or non-beneficial interests in the Ordinary share or loan capital of the Company or any subsidiary.

On behalf of the Board

Marcus Beresford
Chairman of the Remuneration Committee
20 February 2002

Statement of Directors' Responsibilities in Respect of the Accounts

The Companies Act 1985 requires directors to prepare accounts for each accounting period which give a true and fair view of the state of affairs of the Company and the Group at the end of the accounting period and of the profit and loss of the Group for that period. In preparing the accounts the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are both reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures being disclosed and explained in the notes to the accounts.

The directors are responsible for:

- keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the accounts comply with the Companies Act 1985; and
- taking reasonable steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors are also responsible for the maintenance and integrity of the Company's website on the internet. Financial information published on the website is based on legislation in the UK governing the preparation and dissemination of accounts that may be different from comparable legislation in other jurisdictions.

Independent Auditors' Report to the Members of Spirent plc

We have audited the Group's financial statements for the year ended 31 December 2001 which comprise the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders' Funds, Consolidated Balance Sheet, Consolidated Cash Flow Statement, Reconciliation of Net Cash Flow to Movement in Net Borrowings, Company Balance Sheet, the related notes 1 to 36 and schedule of Principal Divisions, Subsidiaries, Joint Venture and Associates. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective Responsibilities of Directors and Auditors
The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Directors' Statement on Corporate Governance reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Financial Highlights, From the Chairman and the Chief Executive, Operating Review, Financial Review, Board of Directors and Management Team, Directors' Statement on Corporate Governance, Social Responsibility Statement, Report of the Directors, Financial History, Shareholder Information, Financial Calendar and Contact Details. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
20 February 2002

Consolidated Profit and Loss Account

Year ended 31 December 2001						2001 £ million	2000 £ million
	Notes	Continuing operations			Discontinued operations	Total	Total
		Before exceptional items	Exceptional items	Total			
Turnover: Group and share of joint venture		803.3	–	803.3	76.8	880.1	772.7
Less: share of joint venture's turnover		(78.3)	–	(78.3)	–	(78.3)	(76.0)
Turnover	2, 3	725.0	–	725.0	76.8	801.8	696.7
Cost of sales		425.3	14.2	439.5	51.2	490.7	378.1
Manufacturing Margin		299.7	(14.2)	285.5	25.6	311.1	318.6
Operating expenses	4	280.3	745.3	1,025.6	18.7	1,044.3	208.6
Operating (Loss)/Profit	2, 3, 5	19.4	(759.5)	(740.1)	6.9	(733.2)	110.0
Exceptional items	6	–	34.9	34.9	–	34.9	2.2
Goodwill impairment	7	–	724.6	724.6	–	724.6	–
Goodwill amortisation		85.4	–	85.4	1.2	86.6	25.7
Operating profit before goodwill amortisation and exceptional items		104.8	–	104.8	8.1	112.9	137.9
Income from interest in joint venture		9.6	–	9.6	–	9.6	13.3
Income from interests in associates		1.3	–	1.3	–	1.3	2.7
Amortisation of goodwill on associate		(0.1)	–	(0.1)	–	(0.1)	–
Operating (Loss)/Profit of the Group, Joint Venture and Associates		30.2	(759.5)	(729.3)	6.9	(722.4)	126.0
Non-operating Exceptional Items							
Profit/(loss) on the disposal and closure of operations	35	–	(2.8)	(2.8)	17.3	14.5	(18.1)
Profit on disposal of tangible fixed assets		–	–	–	–	–	3.2
(Loss)/Profit before Interest		30.2	(762.3)	(732.1)	24.2	(707.9)	111.1
Interest receivable and similar income						3.4	4.3
Interest payable	9					(26.2)	(33.6)
Net interest payable						(22.8)	(29.3)
(Loss)/Profit before Taxation	2					(730.7)	81.8
Taxation	11					32.6	30.6
(Loss)/Profit after Taxation						(763.3)	51.2
Minority shareholders' interest – equity						(0.2)	0.1
Minority shareholders' interest – joint venture						0.4	0.4
(Loss)/Profit Attributable to Shareholders						(763.5)	50.7
Dividends							
Interim 1.35 pence (2000 1.35 pence)						12.4	8.8
Proposed final 3.00 pence (2000 3.00 pence)						27.6	27.3
						40.0	36.1
(Loss)/Profit for the Year	32					(803.5)	14.6
Basic (Loss)/Earnings per Share	12					(83.43)p	7.40p
Headline Earnings per Share	12					7.76p	12.61p
Diluted (Loss)/Earnings per Share	12					(83.43)p	7.18p

The notes on pages 37 to 74 form part of these accounts.

Consolidated Statement of Total Recognised Gains and Losses

Year ended 31 December 2001	Notes	2001 £ million	2000 £ million
(Loss)/Profit Attributable to Shareholders		(763.5)	50.7
Gain on lapsed options	32	3.3	–
Exchange adjustment on subsidiary, joint venture and associates	32	(0.2)	8.8
UK current taxation on exchange adjustment	32	(2.6)	(1.7)
Total Recognised Gains and Losses		(763.0)	57.8

Reconciliation of Movements in Shareholders' Funds

Year ended 31 December 2001	Notes	2001 £ million	2000 £ million
Total Recognised Gains and Losses		(763.0)	57.8
Dividends		(40.0)	(36.1)
Other movements:			
Rights issue		–	527.6
New shares issued	32	4.5	4.5
Shares issued on acquisition		–	990.5
Issue expenses		–	(4.9)
Other	32	(6.9)	25.1
Goodwill on disposal of subsidiaries charged to profit and loss account	32	65.1	19.9
Total movements during the year		(740.3)	1,584.4
Shareholders' funds at 1 January		1,834.7	250.3
Shareholders' Funds at 31 December		1,094.4	1,834.7

The notes on pages 37 to 74 form part of these accounts.

Consolidated Balance Sheet

At 31 December 2001	Notes		2001 £ million		2000 £ million
Fixed Assets					
Intangible assets	13		987.7		1,816.8
Tangible assets	14		137.6		136.2
Investments	18				
Investment in joint venture					
Share of gross assets		69.0		64.5	
Share of gross liabilities		(24.7)		(23.8)	
		44.3		40.7	
Investment in associates		18.3		12.9	
Other investments		34.1		33.4	
			96.7		87.0
Total Fixed Assets			1,222.0		2,040.0
Current Assets					
Stocks	19	93.1		136.2	
Debtors	20	143.4		206.8	
Investments	23	0.3		3.9	
Cash at bank and in hand	22	27.6		28.6	
		264.4		375.5	
Current Liabilities					
Creditors due within one year	24	166.8		199.6	
Loans and overdrafts	25	11.2		19.8	
		178.0		219.4	
Net Current Assets			86.4		156.1
Assets less Current Liabilities			1,308.4		2,196.1
Long Term Liabilities					
Creditors due after more than one year	26		(210.1)		(355.6)
Provisions for Liabilities and Charges	27		(1.5)		(2.1)
Assets less Liabilities			1,096.8		1,838.4
Capital and Reserves	32				
Called up share capital		31.1		30.9	
Share premium account		728.7		713.6	
Capital reserve		27.8		41.7	
Capital redemption reserve		0.7		0.7	
Merger reserve		264.4		985.3	
Profit and loss account		41.7		62.5	
Shareholders' Funds – Equity			1,094.4		1,834.7
Minority Interests – Equity			2.4		3.7
			1,096.8		1,838.4

Signed on behalf of the Board

Nicholas K Brookes
Director
20 February 2002

The notes on pages 37 to 74 form part of these accounts.

Consolidated Cash Flow Statement

Year ended 31 December 2001	Notes	2001 £ million	2000 £ million
Net Cash Inflow from Operating Activities	8	141.2	125.7
Dividends received from:			
Joint venture		1.6	1.1
Associates		0.2	0.4
Returns on investments and servicing of finance	21	(23.9)	(22.7)
Taxation	21	(21.0)	(22.2)
Capital expenditure and financial investment	21	(57.7)	(59.5)
Acquisitions and disposals	21	149.6	(536.6)
Equity dividends paid		(39.8)	(27.7)
Management of liquid resources	21	3.6	50.6
Financing	21	(152.8)	480.2
Net Cash Inflow/(Outflow)		1.0	(10.7)

Reconciliation of Net Cash Flow to Movement in Net Borrowings

Year ended 31 December 2001	Notes	2001 £ million	2000 £ million
Net Cash Inflow/(Outflow)		1.0	(10.7)
Cash outflow arising from the change in debt and lease financing		157.7	47.9
Cash inflow arising from the change in liquid resources		(3.6)	(50.6)
Movement arising from Cash Flows	22	155.1	(13.4)
Loans and finance leases acquired with subsidiary		–	(2.3)
Loan to acquire subsidiary		–	(13.9)
New finance leases	22	(0.8)	(2.5)
Exchange adjustment	22	(7.0)	(19.7)
Movement in Net Borrowings		147.3	(51.8)
Net borrowings at 1 January		(326.4)	(274.6)
Net Borrowings at 31 December	22	(179.1)	(326.4)

The notes on pages 37 to 74 form part of these accounts.

Company Balance Sheet

At 31 December 2001	Notes		2001 £ million		2000 £ million
Fixed Assets					
Tangible assets	14		20.9		23.2
Shares in subsidiaries	16		1,881.6		1,179.1
Loans to subsidiaries	17		142.0		1,950.3
Investments	18				
Investment in associate		0.1		0.1	
Other investments		34.1		33.4	
			34.2		33.5
Total Fixed Assets			2,078.7		3,186.1
Current Assets					
Stocks	19	4.2		4.4	
Debtors	20	18.1		29.9	
Cash at bank and in hand		2.0		4.2	
		24.3		38.5	
Current Liabilities					
Creditors due within one year	24	46.6		52.4	
Loans and overdrafts	25	9.6		15.9	
		56.2		68.3	
Net Current Liabilities			(31.9)		(29.8)
Assets less Current Liabilities			2,046.8		3,156.3
Long Term Liabilities					
Creditors due after more than one year	26		(825.0)		(1,494.4)
Provisions for Liabilities and Charges	27		–		(0.7)
Assets less Liabilities			1,221.8		1,661.2
Capital and Reserves	32				
Called up share capital		31.1		30.9	
Share premium account		728.7		713.6	
Capital reserve		27.8		41.7	
Capital redemption reserve		0.7		0.7	
Merger reserve		215.6		698.4	
Profit and loss account		217.9		175.9	
Total Equity Shareholders' Funds			1,221.8		1,661.2

Signed on behalf of the Board

Nicholas K Brookes
Director
20 February 2002

The notes on pages 37 to 74 form part of these accounts.

Notes to the Accounts

1. Accounting Policies

Basis of Accounting
The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

The following new accounting standards have been implemented:

Financial Reporting Standard (FRS) 18 'Accounting Policies', which requires an entity to adopt accounting policies most appropriate to its circumstances, to review them regularly for appropriateness and to disclose sufficient information to enable users of the financial statements to understand the policies adopted and how they have been implemented. The adoption of this standard has not had a material effect on the financial statements.

Financial Reporting Standard (FRS) 19 'Deferred Tax', which requires substantially full provision to be recognised on timing differences. No prior year adjustment has been made as the prior year impact is immaterial.

The requirements of Financial Reporting Standard (FRS) 17 'Retirement Benefits' allows for transitional implementation and requires certain disclosures for periods ending on or after 22 June 2001 with full implementation for accounting periods ending on or after 22 June 2003. These additional disclosures have been presented in note 10. Full implementation of the Standard will result in the recognition of defined benefit pension or other retirement schemes at fair value with further additional disclosures.

Basis of Consolidation
The consolidated profit and loss account and balance sheet incorporate the audited accounts of the Company and all its subsidiaries made up to the balance sheet date. The Company is not required to present a separate profit and loss account as provided by Section 230 of the Companies Act 1985.

Results of subsidiaries acquired in the year are consolidated from the date of acquisition. The consolidated accounts include the Group's share of profits of its associates and joint venture.

Associates are entities in which the Group has a continuing participating interest, other than subsidiaries, and exercises significant influence over their operating and financial policies. Results are based on management accounts to 31 December.

Entities in which the Group holds an interest on a long term basis and which are jointly controlled by the Group and other parties are treated as joint ventures. Joint ventures are accounted for using the gross equity method. Results are based on management accounts to 31 December.

Foreign Currencies
Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. The results of overseas subsidiaries, joint venture and associates are translated into sterling using average rates.

Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. Profits and losses arising from the re-translation of opening net assets of overseas subsidiaries, treating long term intra-group loans as part of the equity investment, and exchange adjustments arising from the translation of the results of overseas subsidiaries, joint venture and associates, are dealt with through reserves.

All other exchange profits and losses are taken to the profit and loss account, with the exception of differences on foreign currency borrowings used to finance or provide a hedge against Group equity investments in overseas subsidiaries, which are taken directly to reserves together with the exchange differences on the carrying amount of the related investments.

Financial Instruments
The Group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. The Group's policy is not to undertake any trading activity in financial instruments. Financial instruments will be accounted for as hedges when designated as hedges at the inception of the contract.

Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. The rates under these contracts are used to record the hedged item and as such gains and losses on foreign currency contracts are offset against the foreign exchange gains and losses on the related financial assets and liabilities. Where the contract is a hedge against future transactions, gains and losses are deferred until the transaction occurs.

Notes to the Accounts continued

1. Accounting Policies continued

Interest rate swaps are occasionally used to hedge the Group's exposure to movements in interest rates. Receipts and payments on interest rate instruments are recognised on an accruals basis, over the life of the underlying financial instrument. Interest rate swaps are not revalued to fair value or shown in the Group balance sheet at the year end but are disclosed in the fair value table in note 30.

Gains or losses arising on hedging instruments, which are cancelled due to termination of the underlying exposure, are taken to the profit and loss account immediately.

Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 30.

Liquid resources include short term deposits, government securities and similar securities which are readily convertible into known amounts of cash.

Short term debtors and creditors that meet the definition of a financial asset or liability respectively have been excluded from all analyses prepared under Financial Reporting Standard (FRS) 13 'Derivatives and Other Financial Instruments: Disclosures', including numerical disclosures except for the analysis of net currency exposure, as permitted by the Standard.

Turnover
Represents the amounts invoiced to customers for goods and services during the year, excluding tax and intra-group transactions.

Product Development
Expenditure is charged to the profit and loss account in the year in which it is incurred.

Pension Contributions
In the United Kingdom the Group operates two pension schemes for the benefit of employees. These schemes require contributions to be made to separately administered funds, based on triennial actuarial valuations.

Contributions to the pension funds are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives within the Group. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either creditors or prepayments in the balance sheet.

Variations in the pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected working lives of employees.

Contributions payable to the other overseas defined contribution plans are charged to the profit and loss account in the year for which they are due.

Deferred Taxation
Deferred taxation is provided on an undiscounted basis on all timing differences that have originated but not reversed at the balance sheet date except as referred to below. Amounts provided are calculated with reference to tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Provision is made for tax that would arise on the remittance of the retained earnings of overseas subsidiaries, associates and the joint venture, only to the extent that, at the balance sheet date, the dividends have been accrued as receivable.

Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not provided on gains on fair value adjustments to fixed assets arising on acquisition or gains on disposal of fixed assets that have been rolled over into replacement assets, unless there is a binding agreement to dispose of the assets concerned. Provision will not be made where it is considered more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only when the replacement assets are sold.

Goodwill

Goodwill arising on the acquisition of subsidiaries and representing the excess of cost over the fair value of the attributable assets and liabilities acquired, is capitalised as an intangible asset and amortised over its estimated useful economic life up to a maximum of 20 years. Goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill arising prior to 1998 and previously written off against reserves has not been reinstated but, in accordance with Financial Reporting Standard (FRS)10 'Goodwill and Intangible Assets' would be charged to the profit and loss account on the subsequent disposal of the business to which it related.

Other Intangible Assets

Other separately identifiable intangible assets such as patent fees, licence fees and trade marks are capitalised in the balance sheet only when the value can be measured reliably or the intangible asset is purchased in the acquisition of a business. Such intangible assets are amortised over their useful economic lives up to a maximum of 20 years. The carrying value of intangible assets is reviewed for impairment at the end of the first full year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Tangible Assets

Depreciation is not provided on freehold land. Depreciation is provided to write off all other assets over their estimated useful lives at rates, which take into account commercial conditions at their location. Usual asset lives are as follows:

Freehold buildings		50 years
Leasehold properties		50 years or lease period if less
Plant and machinery		3–8 years
Fixtures, fittings and equipment:	Building installations	20 years or lease period if less
	Fittings and equipment	3–8 years
	Motor vehicles	3–5 years
	Business systems software	4 years

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Capital grants are treated as deferred income and are released to the profit and loss account over the estimated useful lives of the assets to which they relate.

Assets obtained under finance leases and hire purchase contracts are capitalised in the balance sheet and are depreciated over their estimated useful lives. The interest elements of the rental obligations are charged to the profit and loss account over the periods of the leases and hire purchase contracts in proportion to the balance of capital repayments outstanding.

Operating lease rentals are charged to the profit and loss account over the period of the lease.

Stocks

Stocks are valued at the lower of cost and estimated net realisable value. Cost includes all costs in bringing each product to its present location and condition, being the full manufacturing cost on a first-in-first-out basis, including all attributable overheads based on a normal level of activity.
Net realisable value represents selling price less further costs to be incurred to completion and on sale.

Notes to the Accounts continued

2. Segmental Analysis

	2001 £ million	2000 £ million
Turnover		
Continuing operations:		
Performance Analysis Solutions Division	245.5	283.7
Service Assurance Solutions Division	185.1	5.5
Communications	430.6	289.2
Network Products	170.4	181.4
Systems	124.0	135.4
	725.0	606.0
Discontinued operations:		
Sensing Solutions	76.8	90.7
	801.8	696.7
(Loss)/Profit before Taxation		
Operating profit before goodwill amortisation and exceptional items		
Continuing operations:		
Performance Analysis Solutions Division	38.7	97.1
Service Assurance Solutions Division	44.7	1.5
Communications	83.4	98.6
Network Products	15.3	25.3
Systems	6.1	2.7
	104.8	126.6
Discontinued operations:		
Sensing Solutions	8.1	11.3
	112.9	137.9
Operating exceptional items		
Continuing operations:		
Performance Analysis Solutions Division	(26.8)	(1.4)
Service Assurance Solutions Division	(4.6)	–
Communications	(31.4)	(1.4)
Network Products	(2.9)	(0.8)
Systems	(0.6)	–
	(34.9)	(2.2)
Operating exceptional item, goodwill impairment		
Continuing operations:		
Performance Analysis Solutions Division	(192.2)	–
Service Assurance Solutions Division	(532.4)	–
	(724.6)	–
Goodwill amortisation		
Continuing operations:		
Performance Analysis Solutions Division	(24.6)	(19.8)
Service Assurance Solutions Division	(58.7)	(2.6)
Communications	(83.3)	(22.4)
Network Products	(1.5)	(1.3)
Systems	(0.6)	(0.6)
	(85.4)	(24.3)
Discontinued operations:		
Sensing Solutions	(1.2)	(1.4)
	(86.6)	(25.7)

2. Segmental Analysis continued

	2001 £ million	2000 £ million
Operating (Loss)/Profit	(733.2)	110.0
Income from interest in joint venture	9.6	13.3
Income from interests in associates	1.3	2.7
Amortisation of goodwill on associate	(0.1)	–
Net interest payable	(22.8)	(29.3)
Profit/(loss) on the disposal and closure of operations	14.5	(18.1)
Profit on disposal of tangible fixed assets	–	3.2
(Loss)/Profit before Taxation	(730.7)	81.8
Operating Assets		
Continuing operations:		
Performance Analysis Solutions Division	419.5	621.8
Service Assurance Solutions Division	622.0	1,242.6
Communications	1,041.5	1,864.4
Network Products	125.1	128.2
Systems	41.5	44.8
	1,208.1	2,037.4
Discontinued operations:		
Sensing Solutions	–	59.3
Segmental operating assets	1,208.1	2,096.7
Investment in joint venture	44.3	40.7
Investment in associates	18.3	12.9
Other investments	34.1	33.4
Corporation tax payable	(27.0)	(5.3)
Proposed dividend	(27.6)	(27.3)
Operating Assets	1,250.2	2,151.1
Net borrowings	(179.1)	(326.4)
Provisions for liabilities and charges	(1.5)	(2.1)
Deferred tax asset	27.2	15.8
Assets less Liabilities	1,096.8	1,838.4

Notes to the Accounts continued

3. Geographical Analysis

	2001 £ million	2000 £ million
Turnover by Market		
Continuing operations:		
Europe	178.7	184.8
North America	456.5	342.2
Asia Pacific, Rest of Americas, Africa	89.8	79.0
	725.0	606.0
Discontinued operations:		
Europe	20.7	21.1
North America	45.7	56.5
Asia Pacific, Rest of Americas, Africa	10.4	13.1
	801.8	696.7
Turnover by Source		
Continuing operations:		
Europe	183.7	169.0
North America	514.6	407.3
Asia Pacific, Rest of Americas, Africa	26.7	29.7
	725.0	606.0
Discontinued operations:		
Europe	20.6	20.3
North America	48.3	61.4
Asia Pacific, Rest of Americas, Africa	7.9	9.0
	801.8	696.7
Operating (Loss)/Profit		
Operating profit before goodwill amortisation and exceptional items		
Continuing operations:		
Europe	21.6	18.2
North America	81.6	105.7
Asia Pacific, Rest of Americas, Africa	1.6	2.7
	104.8	126.6
Discontinued operations:		
Europe	2.3	1.7
North America	6.3	9.9
Asia Pacific, Rest of Americas, Africa	(0.5)	(0.3)
	112.9	137.9
Operating exceptional items		
Continuing operations:		
Europe	(2.5)	(0.8)
North America	(32.1)	(1.4)
Asia Pacific, Rest of Americas, Africa	(0.3)	–
	(34.9)	(2.2)

3. Geographical Analysis continued

	2001 £ million	2000 £ million
Operating exceptional item, goodwill impairment		
Continuing operations:		
North America	(724.6)	–
Goodwill amortisation		
Continuing operations:		
Europe	(1.4)	(1.2)
North America	(83.9)	(22.4)
Asia Pacific, Rest of Americas, Africa	(0.1)	(0.7)
	(85.4)	(24.3)
Discontinued operations:		
Europe	(0.1)	(0.1)
North America	(0.9)	(1.0)
Asia Pacific, Rest of Americas, Africa	(0.2)	(0.3)
	(86.6)	(25.7)
Operating (Loss)/Profit	(733.2)	110.0
Operating Assets		
Continuing operations:		
Europe	85.4	88.6
North America	1,104.1	1,918.3
Asia Pacific, Rest of Americas, Africa	18.6	30.5
	1,208.1	2,037.4
Discontinued operations:		
Europe	–	9.9
North America	–	40.3
Asia Pacific, Rest of Americas, Africa	–	9.1
Segmental operating assets	1,208.1	2,096.7

4. Net Operating Expenses

					2001 £ million	2000 £ million
	Continuing operations			Discontinued operations	Total	Total
	Before exceptional items	Exceptional items	Total			
Selling and distribution	144.7	–	144.7	11.3	156.0	126.3
Administration	136.8	745.3	882.1	7.4	889.5	83.1
Other operating income	(1.2)	–	(1.2)	–	(1.2)	(0.8)
Net operating expenses including goodwill amortisation and exceptional items	280.3	745.3	1,025.6	18.7	1,044.3	208.6
Included within administration costs above:						
Exceptional items	–	20.7	20.7	–	20.7	2.2
Goodwill impairment	–	724.6	724.6	–	724.6	–
Goodwill amortisation	85.4	–	85.4	1.2	86.6	25.7
Net operating expenses before goodwill amortisation and exceptional items	194.9	–	194.9	17.5	212.4	180.7

In 2000 cost of sales of £60.6 million, selling and distribution costs of £13.5 million, administration costs of £5.4 million and other income of £0.1 million were incurred in respect of discontinued operations.

Notes to the Accounts continued

5. Operating (Loss)/Profit

		2001 £ million	2000 £ million
Operating (loss)/profit is arrived at after charging:			
Goodwill amortisation		86.6	25.7
Goodwill impairment *note 7*		724.6	–
Exceptional items *note 6*		34.9	2.2
Depreciation	– owned assets	36.7	24.7
	– finance leased assets	0.5	0.4
Operating lease costs	– plant and equipment	0.4	0.5
	– land and buildings	12.3	9.0
Product development costs		95.9	60.3
Auditors' remuneration – Ernst & Young LLP		0.9	0.8
Other fees paid to Ernst & Young LLP		1.1	0.6
Other fees paid to Ernst & Young overseas		0.2	0.4

Other fees comprise taxation advice of £0.7 million and stock exchange regulatory and US listing matters of £0.6 million. In addition other fees paid to Ernst & Young of £0.8 million (2000 £1.3 million) have been included in expenses for acquisitions and, in 2000, share issue expenses.

6. Exceptional Items

	2001 £ million	2000 £ million
Operating Exceptional Items		
Reorganisation costs	11.3	–
Stock provisions	14.2	–
Debtor provisions	5.2	–
Acquisition retention bonuses	4.2	2.2
	34.9	2.2

7. Goodwill Impairment

In accordance with FRS 10 'Goodwill and Intangible Assets' goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable. The deterioration in the telecommunications market has led us to recognise impairment losses for Hekimian Laboratories, Zarak Systems and Net-HOPPER acquired in the second half of 2000. These losses, which total £724.6 million, are the aggregate from the impairment reviews of each individual income generating unit and are determined in accordance with FRS 11 'Impairment of Fixed Assets and Goodwill'. The impairment loss restates the assets to value in use and has been measured using a pre-tax discount rate of 15 per cent.

For Hekimian Laboratories the directors consider that the long term growth rates will exceed the rates applicable for the United States for the next ten years, and therefore in the calculation of value in use, the period before applying a steady long term growth rate has been assumed to extend to ten years. After the initial ten year period, projections use a long term growth rate equivalent to the long term average growth rate in the United States.

8. Reconciliation of Operating (Loss)/Profit to Net Cash Inflow from Operating Activities

	2001 £ million	2000 £ million
Operating (loss)/profit	(733.2)	110.0
Depreciation	37.2	25.1
Loss/(profit) on disposal of tangible fixed assets	2.1	(0.8)
Goodwill impairment	724.6	–
Amortisation of goodwill	86.6	25.7
Acquisition retention bonuses – non-cash	0.4	1.4
Deferred income (released)/received	(17.8)	1.5
Decrease/(increase) in debtors	29.2	(30.7)
Decrease/(increase) in stocks	27.8	(23.7)
(Decrease)/increase in creditors	(15.7)	17.2
Net Cash Inflow from Operating Activities	141.2	125.7

9. Interest Payable

	2001 £ million	2000 £ million
Senior unsecured loan notes	12.6	12.1
Bank loans and overdrafts	9.8	17.5
Other loans	2.3	2.3
Interest on finance leases	0.1	0.1
	24.8	32.0
Discount on deferred consideration	0.6	1.0
	25.4	33.0
Share of joint venture's interest	0.8	0.6
	26.2	33.6

10. Employees

	Number	Number
The average number of people employed by the Group during the year was:		
Manufacturing	5,535	4,994
Selling and distribution	1,632	1,369
Administration	645	587
	7,812	6,950

	£ million	£ million
Their payroll costs were:		
Remuneration	234.5	178.6
Social security costs	23.6	23.0
Other pension costs	8.2	6.9
	266.3	208.5

Please refer to the Report on Directors' Remuneration on pages 22 to 29 for disclosures relating to the emoluments, share options and long term incentive interests and pensions of the directors.

Notes to the Accounts continued

10. Employees continued

Pension Costs

The Group continues to account for pension costs under Statement of Standard Accounting Practice (SSAP) 24. Disclosures are provided under both SSAP 24 and FRS 17 as required by the Standards.

(a) Disclosures Under SSAP 24

The Group operates a number of pension schemes around the world. Defined benefit schemes cover 19 per cent of members (2000 32 per cent) and defined contribution schemes cover 81 per cent (2000 68 per cent). The assets of all the major schemes are held in separate trustee administered funds independent of the Group's finances.

United Kingdom

The Group operates two United Kingdom pension plans: the Staff Pension Plan which is on a defined benefit basis and the Retirement Cash Plan which is on a defined contribution basis with a defined benefit underpin.

Pension costs and the assets and liabilities of these plans are reviewed regularly by an independent professionally qualified actuary. The latest actuarial valuations of the plans were undertaken as at 1 April 2000 using the projected unit method. The principal results and assumptions were as follows:

Assumption	Staff Pension Plan	Retirement Cash Plan
Return on investments	7.1% pa	4.8% pa
Salary inflation average	4.3% pa	4.3% pa
Price inflation	2.8% pa	2.8% pa
Pension increases	3.6% pa	3.6% pa
Market value of assets	£109.9 million	£8.5 million
Level of funding	106%	113%
Employer contribution rate	11%	4%

The level of funding represents the market value of assets expressed as a percentage of the value of liabilities, on an ongoing basis.

For accounting treatment purposes, the actuarial surpluses are spread over the average expected remaining service of plan members being 13 years. The pension costs for 2001 for these plans were £2.8 million (2000 £2.2 million).

The above plans are funded and have full UK Inland Revenue tax-exempt approval by which benefits are limited due to the statutory earnings cap (an Inland Revenue limit on the amount of earnings that can be made pensionable under the plans for members who joined after May 1989). Certain members, whose salaries are in excess of this cap, have had their benefits increased through unapproved, unfunded arrangements, to the level that would otherwise have applied in respect of their basic salary only. The Company has contractually agreed to pay the additional retirement benefits itself and a provision is made in respect of this obligation in the balance sheet at 31 December 2001 of £4.1 million (2000 £3.0 million). This represents the actuarial value, as confirmed by the Company's pension advisers, of the unapproved benefit entitlements accrued at that date. The value is assessed and reviewed on a Market Value basis in line with the Main Plan Valuation and adjusted each year by the charge for the year (equivalent to a contribution to a funded plan) of £1.0 million (2000 £0.3 million) and interest on the unfunded liability of £0.2 million (2000 £0.2 million). The additional death-in-service benefits over the statutory cap are separately insured by the Company under an unapproved scheme.

Additionally, the Company has made a provision in respect of pensions being paid to former directors of the Company of £0.4 million (2000 £0.4 million).

10. Employees continued

United States
The Group maintains defined contribution pension benefit plans for employees of its subsidiaries. Most of the United States companies participate in the 401(k) Retirement and Profit Share Plan for the United States Affiliates of Spirent plc (US Spirent Plan), although five of the United States subsidiaries sponsor their own plans. Under the US Spirent Plan, employees can make pre-tax contributions and the companies match these contributions on a dollar for dollar basis up to 2 per cent of the employee's compensation limit. In addition, the companies may make discretionary profit sharing contributions up to a maximum of 10 per cent of compensation, less the Company matching contribution. Company matching and profit sharing contributions vest over five years at the rate of 20 per cent per year. Forfeitures of unvested company contributions are applied against either the companies' commitment to make matching contributions or the discretionary profit sharing contributions. The US Spirent Plan permits employees to direct the investment of their account balances among a selection of diversified mutual funds, offering a broad mix of investment return potential with varying levels of risk. It also permits employees to defer up to 12 per cent of salary. Company contributions to the United States pension benefit plans amount to $5.6 million (2000 $4.5 million). Total assets in the defined contribution plans at the end of 2001 were $111.0 million (2000 $74.9 million).

There were no defined benefit plans in the United States at 31 December 2001.

Other Jurisdictions
Outside the United Kingdom and the United States employees are provided with pension arrangements determined in accordance with approved local practice and regulations and are defined contribution schemes. Total contributions for 2001, in respect of these schemes amounted to £0.2 million (2000 £0.2 million).

The total pension charge for the Group for 2001 was £8.2 million (2000 £6.9 million).

(b) Disclosures Under FRS 17
The only significant defined benefit plans under FRS 17 are in the United Kingdom and comprise the Staff Pension Plan and Retirement Cash Plan as described above. These plans have been combined for the purposes of the following disclosures.

The most recent actuarial valuation at 1 April 2000 has been used and updated by our independent actuaries.

The financial assumptions used to calculate the scheme liabilities under FRS 17 were:

	2001 UK defined benefit plans %
Valuation method	Projected unit
Inflation	2.5
Rate of increase in salaries	4.0
Rate of increase for pensions in payment pre 2001 service	3.5
Rate of increase for pensions in payment post 2001 service	2.5
Rate of increase in deferred pensions	2.5
Rate used to discount scheme liabilities	6.0

Notes to the Accounts continued

10. Employees continued

(b) Disclosures Under FRS 17 continued

The assets and the liabilities in the schemes at 31 December 2001 were as follows:

	Long term rate of return expected %	2001 £ million
Equities	7.5	76.2
Gilts	5.0	12.1
Bonds	6.0	1.3
Cash	3.5	4.7
Property	6.0	3.8
Other	6.5	7.3
Total market value of assets		105.4
Actuarial value of liability		(123.3)
Net deficit in the schemes		(17.9)
Related deferred tax asset		5.4
Deficit in the schemes, net of tax		(12.5)
Actuarial value of unfunded pension liability – fully provided for in these financial statements		(4.5)
Related deferred tax asset		1.4
Net pension liability		(15.6)

The liability at 31 December under FRS 17 does not reflect the funding position of the plans which are calculated on an ongoing basis. This basis is used to determine contribution rates under the schemes.

	2001 £ million	
	Group	Company
Net assets as stated in the balance sheet	1,096.8	1,221.8
Actuarial value of unfunded pension liability	4.5	4.5
Related deferred tax	(1.4)	(1.4)
Net assets excluding unfunded liability	1,099.9	1,224.9
Net pension liability	(15.6)	(15.6)
Net assets including amount related to defined benefit assets and liabilities	1,084.3	1,209.3
Profit and loss account excluding pension liability	41.7	217.9
Actuarial value of unfunded pension liability	4.5	4.5
Deferred tax on unfunded liability	(1.4)	(1.4)
	44.8	221.0
Net pension liability	(15.6)	(15.6)
Profit and loss account including amounts related to defined benefit assets and liabilities	29.2	205.4

11. Taxation

	2001 £ million	2000 £ million
(a) Analysis of charge based on (loss)/profit for the year		
Current tax		
Corporation tax	10.1	0.9
Overseas taxation	18.4	29.5
Tax arising on disposals – overseas taxation	13.2	–
Exceptional tax credit	–	(6.4)
Over-provision in prior years – UK tax	(0.4)	–
– overseas taxation	–	(0.2)
	41.3	23.8
Share of joint venture's taxation	2.7	4.5
Share of associates' taxation	0.5	1.0
Total current tax charge	44.5	29.3
Deferred tax		
Origination and reversal of timing differences	(11.9)	1.3
Total deferred tax charge	(11.9)	1.3
Total charge for the year	32.6	30.6

The tax effect of the operating exceptional items is £10.3 million. In respect of the non-operating exceptional items a charge of £13.2 million arises.

(b) Factors affecting tax charge for the year

The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30 per cent). The differences are explained as follows:

	2001 £ million	2000 £ million
(Loss)/profit before tax	(730.7)	81.8
(Loss)/profit before tax multiplied by standard rate of corporation tax in the UK of 30% (2000 30%)	(219.2)	24.5
Expenses not deductible for tax (including goodwill impairment and amortisation)	243.8	7.9
Tax arising on disposals	13.2	–
Exceptional tax credit	–	(6.4)
Higher tax rate on overseas earnings	7.1	3.5
Tax overprovided in previous years	(0.4)	(0.2)
Total current tax charge	44.5	29.3

(c) Factors that may affect future tax charges

The Group has tax losses arising in the United States of £9.8 million (2000 £9.8 million) that are available for offset against future taxable profits of that subsidiary. A deferred tax asset has not been recognised in respect of these losses as their future recovery is uncertain.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and the joint venture.

Notes to the Accounts continued

12. (Loss)/Earnings per Share

(Loss)/earnings per share is calculated by reference to the (loss)/earnings for the year and the number of Ordinary shares in issue during the year as follows:

	2001 £ million	2000 £ million
Basic and diluted (loss)/earnings attributable to shareholders	(763.5)	50.7
Exceptional items	34.9	2.2
Goodwill impairment	724.6	–
Goodwill amortisation	86.6	25.7
Exceptional item – (profit)/loss on disposal of operations	(14.5)	18.1
Profit on disposal of tangible fixed assets	–	(3.2)
Exceptional tax credit	–	(6.4)
Attributable taxation on exceptional items	(10.3)	(0.7)
Attributable taxation on the disposal of operations	13.2	–
Headline earnings attributable to shareholders	71.0	86.4

	Number	Number
Weighted average number of shares in issue (millions) – basic and headline	915.1	685.4
Dilutive potential of employee share options (millions)	–	20.9
Weighted average number of shares in issue (millions) – diluted	915.1	706.3

The shares in issue used to calculate basic and headline (loss)/earnings per share exclude the shares held by the QUEST, by Orbis Management Limited and by Greenwood Nominees in accordance with FRS 14 'Earnings per Share'.

13. Intangible Assets

			2001 £ million
	Goodwill	Other intangible assets	Total intangible assets
Group			
Cost			
At 1 January	1,852.8	0.2	1,853.0
Decrease during the year *note 34*	(0.8)	–	(0.8)
Disposal of operations *note 35*	(27.8)	(0.2)	(28.0)
Exchange adjustment	6.8	–	6.8
At 31 December	1,831.0	–	1,831.0
Amortisation			
At 1 January	36.1	0.1	36.2
Provided during the year	86.6	–	86.6
Goodwill impairment	724.6	–	724.6
Disposal of operations *note 35*	(4.3)	(0.1)	(4.4)
Exchange adjustment	0.3	–	0.3
At 31 December	843.3	–	843.3
Net book value at 31 December 2001	987.7	–	987.7
Net book value at 31 December 2000	1,816.7	0.1	1,816.8

14. Tangible Assets

2001
£ million

	Land and buildings					
	Freehold	Long lease	Short lease	*Plant and machinery*	*Fixtures, fittings and equipment*	Total
Group						
Cost						
At 1 January	18.8	16.4	17.5	146.1	71.2	270.0
Exchange adjustment	–	(0.1)	(0.2)	–	0.1	(0.2)
Additions – owned assets	5.0	0.1	8.6	19.6	26.1	59.4
– leased assets	–	–	–	0.5	0.3	0.8
Disposals	–	(0.1)	(0.5)	(7.1)	(7.6)	(15.3)
Disposal of operations *note 35*	(5.6)	(1.8)	(0.4)	(30.7)	(10.4)	(48.9)
At 31 December	18.2	14.5	25.0	128.4	79.7	265.8
Depreciation						
At 1 January	3.2	1.9	2.3	94.9	31.5	133.8
Exchange adjustment	–	–	–	–	0.3	0.3
Provided during the year	0.4	0.5	1.2	16.3	18.8	37.2
Disposals	–	(0.1)	(0.4)	(5.9)	(5.7)	(12.1)
Disposal of operations *note 35*	(0.9)	(0.6)	(0.2)	(22.6)	(6.7)	(31.0)
At 31 December	2.7	1.7	2.9	82.7	38.2	128.2
Net book value at 31 December	15.5	12.8	22.1	45.7	41.5	137.6
Company						
Cost						
At 1 January	1.2	13.8	0.4	24.7	6.9	47.0
Additions	–	0.1	–	1.5	0.8	2.4
Disposals	–	(1.4)	–	(0.2)	(0.6)	(2.2)
At 31 December	1.2	12.5	0.4	26.0	7.1	47.2
Depreciation						
At 1 January	0.4	1.3	0.1	17.9	4.1	23.8
Provided during the year	0.1	0.4	–	2.0	1.1	3.6
Disposals	–	(0.4)	–	(0.2)	(0.5)	(1.1)
At 31 December	0.5	1.3	0.1	19.7	4.7	26.3
Net book value at 31 December	0.7	11.2	0.3	6.3	2.4	20.9

Tangible assets include the following finance leased assets:

Group						
Net book value at 1 January				0.2	0.7	0.9
Depreciation provided during the year				0.1	0.4	0.5
Net book value at 31 December				0.6	0.5	1.1

Notes to the Accounts continued

15. Capital Commitments and Contingent Liabilities

	2001 £ million		2000 £ million	
	Group	Company	Group	Company
Capital expenditure commitments:				
Contracted but not provided	4.2	0.2	2.7	0.8
Contingent liabilities:				
Bank guarantees	–	2.2	–	2.3

16. Shares in Subsidiaries

	2001 £ million
	Company
Cost	
At 1 January	1,183.6
Additions	1,432.2
Transfers to subsidiaries	(188.4)
Disposals	(21.8)
At 31 December	2,405.6
Provisions	
At 1 January	4.5
Increase in provision	519.5
At 31 December	524.0
Net book value at 31 December	1,881.6

The investment in shares in subsidiaries has been written down in accordance with FRS 11 to reflect the value in use, which has been calculated as disclosed in note 7.

17. Loans to Subsidiaries

At 1 January	1,950.3
Exchange adjustment	6.7
Advances	48.2
Repayments	(36.5)
Transfers to subsidiaries	(1,826.7)
At 31 December	142.0

18. Fixed Asset Investments

	2001 £ million
	Group
Joint Venture	
At 1 January	40.7
Share of retained profit	4.1
Exchange adjustment	(0.5)
At 31 December	44.3

18. Fixed Asset Investments continued

The joint venture companies as at 31 December 2001 and 2000 were as follows:

	Spirent % holding	Nature of business
Wago Kontakttechnik GmbH	51	Interconnection products
Wago Contact SA	51	Interconnection products

	2001 £ million	2000 £ million
Profit and Loss Account		
Share of turnover	78.3	76.0
Profit before taxation	8.8	12.7
Taxation	2.7	4.5
Share of profit after taxation	6.1	8.2
Balance Sheet		
Fixed assets	34.7	30.5
Current assets	34.3	34.0
Share of gross assets	69.0	64.5
Liabilities due within one year	11.2	12.5
Liabilities due after more than one year	11.7	9.7
Minority interests	1.8	1.6
Share of gross liabilities	24.7	23.8
Share of net assets	44.3	40.7

	2001 £ million	
	Group	Company
Associates		
Cost		
At 1 January and 31 December		0.1
Goodwill		
Additions	6.6	–
Amortisation	(0.1)	–
At 31 December	6.5	–
Share of retained profits and reserves		
At 1 January	12.9	–
Additions	(0.2)	–
Share of retained profits for the year	0.5	–
Exchange adjustment	(1.4)	–
At 31 December	11.8	–
Net book value at 31 December	18.3	0.1

The increase in investment in associates is in respect of the acquisition of 16 per cent of Caw Networks Inc on 16 October 2001 at a cost of £6.4 million including expenses. Goodwill is being amortised over 20 years.

Notes to the Accounts continued

18. Fixed Asset Investments continued

	2001 £ million	
	Group	Company
Investment in Own Shares		
Cost		
At 1 January	33.4	33.4
Shares issued to Greenwood Nominees	2.0	2.0
Transferred to beneficial holders from Greenwood Nominees	(1.0)	(1.0)
Purchased by Orbis	0.1	0.1
Alloted to option holders	(0.4)	(0.4)
At 31 December	34.1	34.1

The associated companies as at 31 December 2001 are as follows:

	% holding	Nature of business
Tyton Company of Japan	49%	Cable management products
3M/ECC	20%	Cable management products
Caw Networks Inc	16%	Telecom test equipment

The interest in Caw Networks was acquired on 16 October.

The investment in own shares relates to 4,571,286 (2000 4,895,543) shares held by the QUEST, 9,064,985 (2000 9,025,719) shares held by Orbis Management Limited and 625,031 shares held by Greenwood Nominees. Shares held by the QUEST will be used to satisfy options under the Company's various savings related share option schemes. Shares in Orbis are primarily held to hedge awards under the Long Term Share Purchase Plan and Netcom Stock Appreciation Rights Plan. Shares held by Greenwood Nominees were allotted pursuant to the acquisition agreement of Zarak Systems Corporation, the balance of which will be awarded to participants in May 2002.

The market value of own shares held at 31 December 2001 was £22.5 million, being below the recorded book value. The directors are of the opinion that this is not a permanent diminution in value and therefore the shares continue to be held at cost.

19. Stocks

	2001 £ million		2000 £ million	
	Group	Company	Group	Company
Raw materials	31.4	0.3	53.3	0.4
Work in progress	12.0	0.1	20.8	0.1
Finished goods	49.7	3.8	62.1	3.9
	93.1	4.2	136.2	4.4

20. Debtors

	2001 £ million		2000 £ million	
	Group	Company	Group	Company
Due within one year:				
Trade debtors	99.8	6.6	144.0	7.3
Owed by subsidiaries	–	5.7	–	12.9
Owed by associates	0.3	0.2	0.2	–
Other debtors	4.1	2.7	34.3	5.8
Tax recoverable	–	–	–	2.7
Prepayments and accrued income	9.3	1.7	7.0	0.3
	113.5	16.9	185.5	29.0
Due after one year:				
Other debtors	0.5	–	2.7	–
Deferred taxation *note 27*	27.2	1.0	15.8	–
Prepayments	2.2	0.2	2.8	0.9
	29.9	1.2	21.3	0.9
Total debtors	143.4	18.1	206.8	29.9

21. Notes to the Cash Flow Statement

	2001 £ million	2000 £ million
Returns on Investments and Servicing of Finance		
Interest received	3.3	4.3
Interest paid	(27.1)	(26.4)
Interest element of finance lease rental payments	(0.1)	(0.1)
Minority dividends paid	–	(0.5)
Net cash outflow for returns on investments and servicing of finance	(23.9)	(22.7)
Taxation		
Corporation tax paid	(4.3)	(1.9)
Overseas tax paid	(16.7)	(20.3)
Tax paid	(21.0)	(22.2)
Capital Expenditure and Financial Investment		
Capital expenditure	(59.4)	(44.8)
Receipts from sales of tangible assets	1.1	7.3
Sale/(purchase) of own shares	0.6	(22.0)
Net cash outflow for capital expenditure and financial investment	(57.7)	(59.5)
Acquisitions and Disposals		
Acquisition of subsidiaries *note 34*	7.2	(549.7)
Acquisition of associates *note 18*	(6.4)	–
Disposal of subsidiaries *note 35*	148.8	13.1
Net cash inflow/(outflow) for acquisitions and disposals	149.6	(536.6)
Management of Liquid Resources		
Sale of investments	3.6	50.6
Financing		
Issue of share capital	4.9	528.1
New loans	28.5	92.1
Repayment of loans	(185.4)	(139.4)
Repayment of capital element of finance lease rentals	(0.8)	(0.6)
Net cash (outflow)/inflow from financing	(152.8)	480.2

Notes to the Accounts continued

22. Analysis of Changes in Net Borrowings

£ million

	1 January 2001	Cash flow	Non cash changes	Exchange adjustment	31 December 2001
Cash at bank and in hand	28.6	(0.7)	–	(0.3)	27.6
Overdrafts	(2.2)	1.7	–	0.1	(0.4)
Net cash	26.4	1.0	–	(0.2)	27.2
Current asset investments	3.9	(3.6)	–	–	0.3
Bank loans due within one year	(16.7)	6.9	–	(0.2)	(10.0)
Other loans and finance lease obligations due within one year	(0.9)	0.1	–	–	(0.8)
Net liquid funds	12.7	4.4	–	(0.4)	16.7
Senior unsecured loan notes due after one year	(145.8)	(0.1)	–	(3.0)	(148.9)
Bank loans due after one year	(170.1)	149.8	–	(3.9)	(24.2)
Other loans and finance lease obligations due after one year	(23.2)	1.0	(0.8)	0.3	(22.7)
Net borrowings	(326.4)	155.1	(0.8)	(7.0)	(179.1)

23. Current Asset Investments

	2001 £ million		2000 £ million	
	Group	Company	Group	Company
Listed	0.2	–	0.2	–
Unlisted	0.1	–	3.7	–
	0.3	–	3.9	–
Market value listed securities	0.2	–	0.2	
Market value unlisted securities	0.1	–	3.7	–

The investments are UK and US Treasury Stock.

24. Creditors Due Within One Year

	2001 Group	2001 Company	2000 Group	2000 Company
Payments received on account	0.2	–	0.3	–
Trade creditors	29.7	4.8	41.9	4.4
Bills of exchange payable	0.1	–	0.1	–
Owed to subsidiaries	–	1.2	–	6.6
Owed to joint venture	0.2	–	0.4	–
Owed to associates	0.4	–	0.4	–
Other creditors	12.3	2.1	27.2	1.2
Accruals and deferred income	65.3	9.8	89.6	11.5
Proposed dividend	27.6	27.6	27.3	27.3
Corporation tax – UK and overseas	27.0	–	5.3	–
Other taxes and social security costs	4.0	1.1	7.1	1.4
	166.8	46.6	199.6	52.4

25. Loans and Overdrafts

	2001 £ million		2000 £ million	
	Group	Company	Group	Company
Bank overdrafts:				
Secured	0.4	–	0.3	–
Unsecured	–	–	1.9	–
Bank loans due within one year *note 28*	10.0	9.6	16.7	15.9
Other loans and finance lease obligations due within one year *note 28*	0.8	–	0.9	–
	11.2	9.6	19.8	15.9

Overdrafts are secured either by mortgages on the freehold properties or by floating charges on the assets of the borrowing subsidiaries.

26. Creditors Due after More Than One Year

	Group 2001	Company 2001	Group 2000	Company 2000
Senior unsecured loan notes *note 29*	148.9	148.9	145.8	145.8
Bank loans *note 28*	24.2	19.6	170.1	162.8
Other loans and finance lease obligations *note 28*	22.7	13.7	23.2	13.8
Owed to subsidiaries	–	637.9	–	1,168.3
Other creditors	6.3	–	8.1	–
Deferred income	3.4	0.5	3.1	0.5
Pension	4.6	4.4	5.3	3.2
	210.1	825.0	355.6	1,494.4

27. Provisions for Liabilities and Charges

	Group 2001	Company 2001	Group 2000	Company 2000
Deferred Taxation				
At 1 January	(13.7)	0.7		
Exchange adjustment	(0.5)	–		
Disposal of subsidiaries *note 35*	0.4	–		
Charged during the year *note 11*	(11.9)	(1.7)		
At 31 December	(25.7)	(1.0)		
Deferred taxation provided:				
Capital allowances in advance of the corresponding charges for depreciation	1.1	0.4	2.9	0.7
Short term timing differences on stock options	(6.5)	–	(10.9)	–
Other short term timing differences	(20.3)	(1.4)	(5.7)	–
	(25.7)	(1.0)	(13.7)	0.7
Debtors greater than one year – deferred taxation *note 20*	(27.2)	(1.0)	(15.8)	–
Provisions for liabilities and charges	1.5	–	2.1	0.7
	(25.7)	(1.0)	(13.7)	0.7

Notes to the Accounts continued

28. Loans and Finance Lease Obligations

	2001 £ million		2000 £ million	
	Group	Company	Group	Company
Secured:				
Bank loans not wholly repayable within five years	2.8	–	3.3	–
Bank loans wholly repayable within five years	2.2	–	2.1	–
Other loans wholly repayable within five years	–	–	0.2	–
Finance lease obligations	9.3	–	9.7	–
	14.3	–	15.3	–
Unsecured:				
Bank loans wholly repayable within five years	30.4	30.4	183.1	180.4
Other loans not wholly repayable within five years	3.0	2.5	14.1	13.7
Other loans wholly repayable within five years	11.2	11.2	0.1	0.1
	44.6	44.1	197.3	194.2
Less debt issuance costs	(1.2)	(1.2)	(1.7)	(1.7)
	57.7	42.9	210.9	192.5

Repayment schedules for amounts due at 31 December are as follows:

	2001 Group	2001 Company	2000 Group	2000 Company
Bank loans:				
After five years	2.8	–	3.3	–
Between two and five years	21.9	20.5	151.3	148.0
Between one and two years	0.4	–	16.8	16.1
Due after more than one year	25.1	20.5	171.4	164.1
Less debt issuance costs	(0.9)	(0.9)	(1.3)	(1.3)
Due after more than one year *note 26*	24.2	19.6	170.1	162.8
Due within one year	10.3	9.9	17.1	16.3
Less debt issuance costs	(0.3)	(0.3)	(0.4)	(0.4)
Due within one year *note 25*	10.0	9.6	16.7	15.9
Total bank loans	34.2	29.2	186.8	178.7
Other loans and finance leases:				
After five years	9.3	2.5	12.4	5.3
Between two and five years	9.9	8.3	10.1	8.5
Between one and two years	3.5	2.9	0.7	–
Due after more than one year *note 26*	22.7	13.7	23.2	13.8
Due within one year *note 25*	0.8	–	0.9	–
Total other loans and finance leases	23.5	13.7	24.1	13.8
Total Loans	57.7	42.9	210.9	192.5

Where applicable, loans are secured either by mortgages on the freehold properties or by floating charges on the assets of the borrowing subsidiaries. The long term secured loans are repayable in annual instalments, ranging between £136,000 and £236,000 until the year 2008 and bear interest at an average rate of 7.2 per cent.

29. Senior Unsecured Loan Notes

	2001 £ million		2000 £ million	
	Group	Company	Group	Company
7.94% Senior unsecured loan notes 2006	6.8	6.8	6.7	6.7
8.06% Senior unsecured loan notes 2009	43.4	43.4	42.6	42.6
8.16% Senior unsecured loan notes 2009	78.8	78.8	77.1	77.1
8.75% Senior unsecured loan notes 2009	20.3	20.3	19.9	19.9
	149.3	149.3	146.3	146.3
Less debt issuance costs	(0.4)	(0.4)	(0.5)	(0.5)
Due after more than one year *note 26*	148.9	148.9	145.8	145.8

At 31 December 2001 the following loan notes were in issue:
(a) $10.0 million bearing interest at 7.94 per cent repayable on 23 November 2006.
(b) $63.4 million bearing interest at 8.06 per cent repayable on 23 November 2009.
(c) $115.0 million bearing interest at 8.16 per cent repayable on 23 November 2009.
(d) $29.6 million bearing interest at 8.75 per cent repayable on 23 November 2009. An interest rate derivative was entered into in 1999 to reduce the effective interest rate to 8.28 per cent.

Loan notes are repayable:
(i) at maturity or;
(ii) at any time at the Company's option, in an amount of not less than five per cent of the aggregate principal amount then outstanding plus a 'make whole' amount, if applicable.

A five year interest rate swap for $115 million was put in place on 23 November 2001 which changes the effective interest from fixed to floating rate. The swap can be cancelled at the bank's option at six monthly intervals no earlier than November 2002.

30. Financial Risk Management

The Group's approach to managing financial risk is described in the Financial Review on pages 10 to 13.

(a) Interest Rate Risk
The interest rate profile of the Group's financial assets and liabilities at 31 December after taking into account interest rate swaps was as follows:

			2001 £ million
	At floating interest rates	Non-interest bearing	Total
Financial Assets			
Sterling	4.4	0.1	4.5
US dollar	9.3	1.7	11.0
Euro	7.8	0.9	8.7
Other	2.5	1.7	4.2
	24.0	4.4	28.4

Notes to the Accounts continued

30. Financial Risk Management continued

2000 £ million

	At floating interest rates	Non-interest bearing	Total
Financial Assets			
Sterling	10.7	0.1	10.8
US dollar	13.1	2.0	15.1
Euro	2.9	0.5	3.4
Other	5.0	0.9	5.9
	31.7	3.5	35.2

The financial assets of the Group comprise:

	2001 £ million	2000 £ million
Debtors due after more than one year (excluding prepayments of £2.2 million and deferred tax of £27.2 million) *note 20*	0.5	2.7
Current asset investments *note 23*	0.3	3.9
Cash at bank and in hand *note 22*	27.6	28.6
	28.4	35.2

Floating rate financial assets comprise primarily of cash deposits at call, seven day and monthly rates.

The weighted average period to maturity for financial assets on which no interest is paid is less than one year.

2001 £ million

	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
Financial Liabilities				
Sterling	–	18.4	–	18.4
US dollar	75.0	104.7	4.7	184.4
Euro	10.0	0.3	–	10.3
Other	0.2	–	–	0.2
	85.2	123.4	4.7	213.3

2000 £ million

	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
Financial Liabilities				
Sterling	0.1	62.8	–	62.9
US dollar	150.6	135.8	4.2	290.6
Euro	10.6	0.2	–	10.8
Other	0.2	2.5	–	2.7
	161.5	201.3	4.2	367.0

30. Financial Risk Management continued

	2001 Average interest rates of fixed rate liabilities per cent	2001 Weighted average period to maturity of fixed rate liabilities years	2001 Weighted average period to maturity of non-interest bearing liabilities years	2000 Average interest rates of fixed rate liabilities per cent	2000 Weighted average period to maturity of fixed rate liabilities years	2000 Weighted average period to maturity of non-interest bearing liabilities years
Financial Liabilities						
Sterling	16.3	0.6	–	12.1	1.4	–
US dollar	8.0	7.5	3.1	8.2	8.7	2.9
Euro	5.9	14.8	–	5.9	15.5	–
Other	13.0	3.6	–	10.4	1.6	–
	7.8	8.3	3.1	8.0	9.1	2.9

The financial liabilities of the Group comprise:

	2001 £ million	2000 £ million
Bank overdrafts, current instalment of loans and finance lease obligations *note 25*	11.2	19.8
Senior unsecured loan notes due after more than one year *note 26*	148.9	145.8
Bank loans due after more than one year *note 26*	24.2	170.1
Other loans and finance lease obligations due after more than one year *note 26*	22.7	23.2
Other creditors falling due after more than one year *note 26*	6.3	8.1
	213.3	367.0

The floating rate liabilities at 31 December 2001 comprise primarily $115 million (£78.8 million) of the senior unsecured loan notes for which an interest rate swap is in place. Also included is £20.5 million drawn under the syndicated credit facility. Other floating rate liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for the time period and country.

Notes to the Accounts continued

30. Financial Risk Management continued

(b) Maturity of Financial Liabilities

	2001 £ million	2000 £ million
The maturity profile of the Group's financial liabilities at 31 December was as follows:		
In one year or less, or on demand	11.9	20.1
In more than one year but not more than two years	6.2	17.4
In more than two years but not more than five years	38.9	164.8
In more than five years	156.3	164.7
	213.3	367.0

	2001 £ million	2000 £ million
Undrawn Committed Borrowing Facilities		
Expiring in one year or less	175.7	161.3
Expiring in more than one year but not more than two years	27.4	–
Expiring in more than two years	156.8	54.0
	359.9	215.3

The committed borrowing facilities comprise primarily:
- $176 million five year amortising multi-currency revolving credit facility with a final maturity date of 14 June 2004 of which £20.5 million was drawn at 31 December 2001;
- an undrawn £100 million multi-currency revolving credit facility with a final maturity date of 14 June 2004;
- an undrawn £107.5 million 364-day multi-currency revolving credit facility with a maturity date of 10 June 2002;
- and an undrawn £50 million 364-day multi-currency revolving credit facility with a maturity date of 10 June 2002.

The $176 million multi-currency revolving credit facility is amortising and reduces as follows:
- $24 million on 15 January 2002;
- $40 million on 15 January 2003;
- $56 million on 15 January 2004;
- $56 million on the final maturity date, 14 June 2004.

(c) Currency Exposure of Financial Assets and Liabilities

The table below shows the net unhedged monetary assets and liabilities of Group companies at 31 December. These monetary assets and liabilities are not denominated in the functional currency and therefore give rise to exchange gains and losses in the profit and loss account.

At 31 December these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)				2001 £ million
	Sterling	US dollar	Euro	Other	Total
Functional Currency of Group Operation					
Sterling	–	1.8	1.9	0.2	3.9
US dollar	–	–	1.8	–	1.8
Euro	(0.1)	0.3	–	0.4	0.6
Other	(0.3)	2.3	–	0.1	2.1
	(0.4)	4.4	3.7	0.7	8.4

	Net foreign currency monetary assets/(liabilities)				2000 £ million
	Sterling	US dollar	Euro	Other	Total
Functional Currency of Group Operation					
Sterling	–	2.3	2.5	0.5	5.3
US dollar	–	–	(0.1)	5.4	5.3
Euro	0.5	0.1	–	(0.3)	0.3
Other	(0.3)	1.3	–	–	1.0
	0.2	3.7	2.4	5.6	11.9

30. Financial Risk Management continued

(d) Fair Value of Financial Instruments

	2001 £ million		2000 £ million	
	Book value	Fair value	Book value	Fair value
Primary Financial Instruments Held or Issued to Finance the Group's Operations				
Short term borrowings and current portion of long term borrowings	(11.2)	(11.2)	(19.8)	(19.8)
Long term senior unsecured loan notes	(148.9)	(159.4)	(145.8)	(156.4)
Other long term borrowings	(46.9)	(44.5)	(193.3)	(190.0)
Cash and other liquid funds	27.6	27.6	28.6	28.6
Current asset investments	0.3	0.3	3.9	3.9
Other financial assets	0.5	0.5	2.7	2.7
Other financial liabilities	(6.3)	(6.3)	(8.1)	(8.1)
	(184.9)	(193.0)	(331.8)	(339.1)
Derivative Financial Instruments Held to Manage the Interest Rate and Currency Profile				
Interest rate swap	–	(1.3)	–	–
Forward foreign exchange contracts	–	0.1	–	–
	(184.9)	(194.2)	(331.8)	(339.1)

The derivative financial instruments are as follows:

(a) An interest rate swap for $115 million (£78.8 million). The swap has a five-year term and can be cancelled at the bank's option at six monthly intervals, no earlier than November 2002.

(b) Forward foreign exchange contracts which hedge material transactional exposures.

(e) Hedges
As explained in the Financial Review on pages 10 to 13, it is the Group's policy to hedge a proportion of its transactional currency exchange exposures using forward foreign currency contracts and its interest rate exposures by using interest rate swaps.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged itself is recognised.

Unrecognised gains and losses on instruments used for hedging are as follows:

			2001 £ million	2000 £ million
	Gains	Losses	Total net gains/(losses)	Total net gains/(losses)
Unrecognised gains/(losses) at 1 January	0.2	(0.2)	–	(0.2)
Gains/(losses) arising in previous years recognised in the year	0.2	(0.2)	–	(0.2)
Gains/(losses) arising before 1 January that were not recognised in the year	–	–	–	–
Gains/(losses) arising in the year that were not recognised	0.2	(1.4)	(1.2)	–
Unrecognised gains/(losses) on hedges at 31 December	0.2	(1.4)	(1.2)	–
Expected to be recognised:				
In one year or less	0.2	(0.1)	0.1	–
In later years	–	(1.3)	(1.3)	–
	0.2	(1.4)	(1.2)	–

Notes to the Accounts continued

31. Operating Lease Commitments

	2001 £ million		2000 £ million	
	Group	Company	Group	Company
Annual commitments which expire:				
In respect of land and buildings (subject to periodic rent reviews):				
Within one year	0.9	–	0.4	–
In the second to fifth years	8.8	–	5.8	–
Over five years	7.7	0.8	4.6	0.8
	17.4	0.8	10.8	0.8
In respect of plant and equipment:				
In the second to fifth years	0.4	–	0.3	–

32. Capital and Reserves

2001 £ million

	Called up share capital	Share premium account	Capital reserve	Capital redemption reserve	Merger reserve	Profit and loss account
Group						
At 1 January	30.9	713.6	41.7	0.7	985.3	62.5
Exchange adjustment on subsidiary, joint venture and associates	–	–	–	–	–	(0.2)
Taxation on exchange adjustment	–	–	–	–	–	(2.6)
Share issue	0.2	14.4	(10.1)	–	–	–
Share issue – acquisition retention bonuses	–	–	(0.5)	–	2.0	–
Loss for the year	–	–	–	–	–	(803.5)
Goodwill on disposal of subsidiaries acquired before 1998	–	–	–	–	–	65.1
Contingent shares Net-HOPPER	–	0.7	–	–	(5.8)	–
Lapsed acquisition related options	–	–	(3.3)	–	–	3.3
Transfer	–	–	–	–	(717.1)	717.1
At 31 December	31.1	728.7	27.8	0.7	264.4	41.7
Company						
At 1 January	30.9	713.6	41.7	0.7	698.4	175.9
Share issue	0.2	14.4	(10.1)	–	–	–
Share issue – acquisition retention bonuses	–	–	(0.5)	–	–	–
Loss for the year	–	–	–	–	–	(438.3)
Contingent shares Net-HOPPER	–	0.7	–	–	(5.8)	–
Lapsed acquisition related options	–	–	(3.3)	–	–	3.3
Transfer	–	–	–	–	(477.0)	477.0
At 31 December	31.1	728.7	27.8	0.7	215.6	217.9

The Company's profit and loss account of £217.9 million (2000 £175.9 million) includes non distributable reserves of £139.5 million (2000 £143.5 million).

At 31 December 2001 the cumulative amount of goodwill charged to reserves since 1977 net of goodwill, relating to subsidiaries disposed of, is £201.7 million (2000 £266.8 million).

The loss after taxation for the year dealt with in the accounts of the Company was £398.3 million (2000 profit of £52.4 million).

32. Capital and Reserves continued

	Authorised		Issued and fully paid	
	2001 £ million	2000 £ million	2001 £ million	2000 £ million
Called up share capital: Ordinary shares of 3⅓ pence each	36.7	36.7	31.1	30.9

Changes during the year in the Ordinary share capital were as follows:

	Number of Ordinary shares million
Issued and fully paid at 1 January 2001	926.5
Allotted pursuant to share options and purchase rights exercised	5.4
Allotted pursuant to acquisition retention bonus*	1.3
Issued and fully paid at 31 December 2001	933.2

*The 1,250,000 retention bonus shares were issued on 12 November 2001 to selected employees of Zarak Systems Corporation in satisfaction of a deferred acquisition obligation post fulfilment of the relevant performance criteria. The market price of a Spirent Ordinary share on 12 November was 163 pence.

At the Annual General Meeting held on 9 May 2001, shareholders gave authority for the Company to purchase up to 46,325,832 of its own Ordinary shares in the market subject to certain specified conditions. As at 20 February 2002, no purchases have been made or are contracted to be made under such authority.

In accordance with the rules of the following share schemes, options and purchase rights were exercised during the year which resulted in new shares being allotted by the Company or existing shares being transferred from Spirent QUEST Limited as follows:

Exercised Shares	3⅓p Ordinary shares	
	Number of Ordinary shares	Consideration received (£ million)
Discretionary Schemes	705,380	1.0
Netcom Amended and Restated Stock Plan	1,109,529	0.4
Net-HOPPER Amended and Restated Stock Option Plan	898,929	0.5
Zarak Amended and Restated Stock Option Plan	825,901	0.7
All Employee Share Save Schemes	2,214,600	2.3
Total	5,754,339	4.9

During the year 324,257 shares were transferred from Spirent QUEST Limited to option holders against the valid exercise of share options under the Company's Savings Related Share Option Scheme.

There has been no material increase in the issued share capital, whether by exercise of options or otherwise, between the year end and 20 February 2002, the date on which these accounts have been signed.

Notes to the Accounts continued

32. Capital and Reserves continued

At 31 December 2001 the following options and purchase rights over Ordinary shares have been granted and remained outstanding under the Company's various employee share schemes. Figures for the options outstanding and the exercise price per Ordinary share have each been adjusted for the 3:1 subdivision of share capital in 2000 and, where relevant, for the rights issues effected in 1993 and 2000, in accordance with the individual scheme rules.

Option Scheme	Notes	Option/purchase right exercise dates	Exercise price per share (p)	Number of outstanding options/ purchase rights
Discretionary Schemes:				
1985 Executive Share Option Scheme	(a)	13.05.95–26.04.05	84–108	194,627
1995 Executive Share Option Scheme	(a)	29.04.99–02.10.11	72–598	14,595,502
International Executive Share Option Scheme	(b)	11.04.98–10.04.05	104	174,139
Spirent Communications Stock Option Plan	(c)	11.05.01–19.12.08	72–617	48,680,918
Acquisition Related Schemes:				
Netcom Amended and Restated Stock Plan	(d)	02.01.95–19.07.09	15–151	15,122,947
Zarak Amended and Restated Stock Option Plan	(e)	27.05.97–12.11.10	25–572	2,031,653
Net-HOPPER Amended and Restated Stock Option Plan	(f)	01.03.99–28.02.03	58	161,590
All Employee Share Save Schemes[1]:				
UK Savings Related Option Scheme	(g)	01.12.01–31.05.09	76–583	6,724,258
US Employee Stock Purchase Plan[2]	(h)	01.05.02–01.08.02	351	290,199
Total				87,975,833

Notes
(1) The Company has taken advantage of the exemption within UITF 17 in accounting for all employee share save schemes.
(2) The exercise price and number of shares subject to the purchase rights outstanding cannot ultimately be determined until the maturity of each respective offering period (i.e. normally 12 months following the date of grant). The exercise price and number of purchase rights outstanding as shown above are based on the market price of a Spirent Ordinary share (less the applicable 15 per cent discount) as at the date of grant.

(a) 1985 and 1995 Executive Share Option Schemes (ESOS)
The Inland Revenue approved 1995 ESOS was introduced on the automatic expiry of the 1985 ESOS and incorporates the guidelines issued by the Association of British Insurers at that time. It was subsequently amended by the Board to facilitate the award of unapproved share options both in the UK and in 16 overseas countries in which the Group has a material presence. There are currently 399 participating executives in the ESOS.

Awards under the 1995 ESOS, normally determined annually, are at the sole discretion of the Remuneration Committee after considering recommendations made to it by the Chief Executive. No options have been, or indeed can be, granted at a discount to the market price.

The normal exercise period for options granted under the 1985 and 1995 ESOS is between the third and tenth anniversary of the date of grant. Options awarded under the 1995 ESOS are subject to the achievement of an earnings per share (EPS) performance condition before they can be exercised. The condition is that over a period of three consecutive financial years, there has been an increase in the Company's headline EPS (as defined in the Statement of Investment Practice No. 1 of the United Kingdom Society of Investment Professionals formerly known as the Institute of Investment Management and Research) which is at least 6 per cent more than the increase in the Retail Price Index over the same period.

All ESOS grants made after 11 May 2000 to the executive directors and senior management (principally members of the Company's Operations Management Committee) are subject to enhanced performance conditions on exercise, which require the Company's headline EPS to increase over a period of three consecutive financial years within a range of 9 per cent (minimum performance for 25 per cent option vesting) and 15 per cent (for 100 per cent option vesting), with a sliding scale entitlement between these two points. In addition, the normal rolling performance testing over the ten year option term has been replaced with testing measured from a base point fixed at the date of grant. Performance will also be tested on the fourth and fifth anniversaries of grant (if the target conditions have not yet been met in full), with the performance hurdle being increased in proportion to the extended period.

The Remuneration Committee may in future impose different performance targets which they consider to be no less demanding. Options granted under the 1985 ESOS are exercisable unconditionally.

32. Capital and Reserves continued

(b) International Executive Share Option Scheme (IESOS)
Certain US executives have previously been granted unapproved options under the IESOS with participation and awards being at the discretion of the Remuneration Committee. Options are exercisable unconditionally and normally between the third and tenth anniversary of the date of grant. Again, no options have been granted at a discount to the market price. The IESOS is closed and has been replaced by the unapproved arrangements to the 1995 ESOS referred to in (a) above.

(c) Spirent Communications Stock Option Plan (SCSOP)
The SCSOP was introduced following shareholder approval at the Company's 2000 Annual General Meeting. This discretionary plan is targeted at selected employees in the Communications group with grants normally determined annually by reference to the seniority and contribution of the individual, together with the performance of the relevant business and prevailing local market practice.

In response to an increasingly competitive employment market, predominantly in the United States, the Company obtained approval from the UK Listing Authority (UKLA) to permit grants to selected newly hired and promoted employees on a fortnightly basis, including through any closed dealing period. The approval is on the basis that a very strict grant process and predetermined schedule of grant dates is followed and that any grants during closed dealing periods may only be made to non-relevant employees (as defined in the UKLA's Model Code). Grants to relevant employees under the SCSOP can only be made during open dealing periods as is the case with annual awards.

Options normally vest over four years, provided that the employee remains in employment. The options become 25 per cent exercisable on the first anniversary of the date of the grant, and thereafter in equal proportions on a monthly basis. Any options not exercised will lapse on the seventh anniversary of grant. No pre-exercise performance conditions attach to options granted under the SCSOP.

Following completion of a material restructuring programme, and for market competitive, motivation and retention purposes, approximately 11 million options were granted under the SCSOP to selected employees of the Communications group within the 42 day permitted offer period following the Company's announcement of its half year results to 30 June 2001. This additional grant provided for accelerated phased vesting entitlements between 15 and 27 months from the date of grant instead of over the customary four year phased vesting period. No executive directors participated in this interim grant exercise.

The number of options available for grant each year is at the discretion of the Remuneration Committee having regard to competitive market practice and the performance of the businesses. The option price will not be less than the higher of the market value of the Company's Ordinary shares, at the time of the grant or, where shares are to be subscribed, their nominal value.

(d) Netcom Amended and Restated Stock Plan (NARSP)
Spirent completed the acquisition of Netcom Systems Inc, USA (Netcom) in July 1999. $44.5 million of the total consideration was satisfied through the rollover of outstanding vested and unvested options over Netcom shares, primarily held by Netcom employees, into options over approximately 23.8 million new Spirent shares (as adjusted) on substantially similar terms under the NARSP as previously existed. The outstanding unvested options vest monthly from the date of acquisition during the remaining term of each individual grant and are not subject to any pre-exercise performance condition. The final unvested options will vest in July 2003 and all options have a ten year life from the original date of grant.

(e) Zarak Amended and Restated Stock Option Plan (ZARSOP)
Out of a total consideration of approximately 44.9 million new Spirent shares issued for the acquisition of Zarak Systems Corporation in November 2000, approximately 3.8 million arose in connection with the rollover of outstanding options over Zarak shares into options over Spirent shares which will vest over a period expiring in 2004 on substantially similar terms under the ZARSOP as previously existed. These options are primarily held by Zarak employees and have either a five or ten year life from the original date of grant.

Unvested rolled over options are capable of immediate exercise (i.e. prior to their respective vesting date) and any shares arising from such an event are held in trust until the relevant vesting date. The option holder is entitled to the beneficial (but not legal) interest in the shares whilst they are held in trust but they remain subject to forfeiture (with the original option exercise prices being refunded to the participant) if the participant's employment is terminated prior to the vesting date.

Notes to the Accounts continued

32. Capital and Reserves continued

(f) Net-HOPPER Amended and Restated Stock Option Plan (N-HARSOP)
Out of a total consideration of approximately 9.6 million new Spirent shares issued for the acquisition of Net-HOPPER Systems Inc in November 2000, approximately 1.2 million arose in connection with the rollover of outstanding options over Net-HOPPER shares into options over Spirent shares on substantially similar terms under the N-HARSOP as previously existed. However, pursuant to the terms of the former Net-HOPPER stock option plan rules, all unvested options accelerated into fully vested status upon completion of the acquisition by Spirent. The options are held by Net-HOPPER employees and have a ten year life from the original date of grant.

In accordance with the rules of the Executive Share Option Schemes noted in (a) above, the Spirent shares subject to rolled over options for the acquisition of Netcom, Zarak and Net-HOPPER, or granted under the SCSOP, do not count toward ABI scheme limits. The former Netcom, Zarak and Net-HOPPER plans are now closed to new entrants and no further awards of options can be made under them. Ongoing awards of options to Netcom, Zarak and Net-HOPPER employees are now being facilitated through the SCSOP as described in paragraph (c).

(g) Savings Related Share Option Scheme (SRSOS)
The SRSOS is open to all UK eligible employees, both full and part-time, who have satisfied certain qualifying service criteria. Current participants make up approximately 69 per cent of the eligible UK workforce. The employee enters into a Save-As-You-Earn contract with the Company's authorised savings carrier to save a regular sum of between £5 and £250 per month for a fixed period of either three or five years.

The option exercise price is calculated by reference to the middle-market price of a Spirent share on the date of grant, discounted by up to 20 per cent at the Board's discretion. Options are normally exercisable within six months of the third, fifth or seventh anniversary of the contract commencement date as elected by the option holder at the start of the contract.

The Company has established a qualifying employee share ownership trust (QUEST) to honour the contractual commitment to deliver Spirent shares against the valid exercise of outstanding options under the SRSOS. Spirent QUEST Limited, a wholly-owned subsidiary, acts as sole trustee to the QUEST. During the year 324,257 shares were transferred to option holders. Spirent QUEST Limited has waived all rights to receive dividends payable on its registered shareholding except for 0.01 pence per annum in aggregate and accordingly such shareholding is not included in the Company's EPS calculation as referred to in note 12.

(h) US Employee Stock Purchase Plan (SPP)
The SPP operates on a similar basis to the UK Savings Related Share Option Scheme. It enables the Company to grant eligible US employees the right to acquire Spirent shares using proceeds of a savings contract. When joining the SPP, participants enter into a contract to save up to 15 per cent of basic salary (gross), subject to an individual maximum of $1,000 (net) per month, over the contract period of 12 months by way of regular payroll deductions.

The purchase price is the market value of a Spirent share either on the date of grant of the purchase right or at the conclusion of the savings contract, whichever is lower, less a 15 per cent discount or, where shares are to be subscribed, their nominal value (if greater).

Following shareholders' approval on 9 May 2001 to the introduction of a Global All Employee Share Purchase Plan, a similar invitation to that made available under the SPP has been made (with a contract commencement date of 1 January 2002) to all eligible employees in Canada.

The Company also operated the following incentive schemes during 2001, both of which utilise shares purchased in the market (i.e. they do not involve the issue of new Spirent shares).

(i) Stock Appreciation Rights Plan (SARP)
The SARP was introduced in September 1999 as an interim incentive arrangement for the employees of Netcom following the closure of the NARSP described in (d) and subsequently for certain other employees in the Communications group. Under the SARP, recruitment, promotion and recognition awards over Spirent shares have been made in line with historic and local competitive market practice on a quarterly basis at the discretion of a Committee comprising senior executives of both Netcom and Spirent. The award levels, rules and operation of the SARP reflect as far as practicable the rules of the now closed NARSP. Accordingly, rights under the SARP are exercisable at 25 per cent per annum commencing from the first anniversary of grant and are not subject to the fulfilment of any pre-exercise performance condition.

The SARP will deliver the appreciation value (i.e. the aggregated increase in the market value of a Spirent share over the rights price) in the form of existing Spirent shares which have been purchased in the market by the Company's discretionary trust. The maximum number of shares over which SARP awards can be made is 5.25 million. Discretionary stock option grants to Communications group employees are now facilitated through the SCSOP (see paragraph (c)).

32. Capital and Reserves continued

At 31 December 2001, the following rights were outstanding under the SARP:

Rights exercise dates	Rights price (p)	Number of rights outstanding
10.09.00–29.06.10	182–416	4,462,998

(j) Long Term Share Purchase Plan (LTSPP)
The LTSPP was introduced, following approval by shareholders at the Company's 1999 AGM, to ensure continuing competitiveness and with the aim of motivating and giving participants a more focused incentive to perform at the highest levels which, in turn, delivers sustainable performance and enhanced shareholder return. Only executive directors and senior management (principally members of the Operations Management Committee) are eligible to participate in the LTSPP. It is administered by, and grants are made at the discretion of the Remuneration Committee.

All grants under the LTSPP have a six year performance period comprising two periods of three years each. Performance units, equivalent to shadow options, will be granted at the outset and will only vest (in the form of an award split between Spirent shares and cash) at the end of the first performance period. This is provided that the challenging performance criteria of both total shareholder return (TSR), as measured against a comparator group of companies (or other relevant index), and real share price growth (i.e. after taking inflation into account) have been met. One-third of the award must be retained in the form of shares until the end of the second performance period. These shares will be matched on a ratio of two shares for every one share retained. In order to encourage superior performance and to strengthen further the alignment of interest of participants with those of shareholders, participants may choose to invest some or all of their remaining cash award (i.e. up to two-thirds of the award) in shares and these will be matched on a higher ratio of up to four shares for every one retained. No reward under the LTSPP can be made at the end of either performance period unless the Company's real share price growth is at least 5 per cent per annum and also its TSR performance is ranked above the 60th percentile against the comparator group. Because of these variables, the exact number of shares available for award, if any, cannot be determined until the final vesting date (i.e. the sixth anniversary of the date of grant).

The Company has established a discretionary trust as one method through which it can deliver new Spirent shares committed under the LTSPP with shares being held in trust prior to any vesting of awards.

Any shares delivered under the LTSPP will be met by the trustees either purchasing existing shares in the market or by the Company issuing new shares or a combination of these. In this way, full flexibility is retained to ensure that the objective of acting in shareholders' best interests is achieved at the time of delivery.

At 31 December 2001, the following performance units were outstanding under the LTSPP:

Performance unit vesting dates	Value of performance unit (p)	Number of performance units
18.06.05–09.04.07	166–334	766,352

The trustee has waived all rights to receive dividends on any registered holding of Spirent shares purchased to satisfy SARP and LTSPP awards, except for 0.01 pence per annum in aggregate and accordingly such shareholding is not included in the Company's earnings per share calculation as referred to in note 12. At 31 December 2001, the trust held 8,986,099 Ordinary shares (2000 9,025,719 Ordinary shares, as adjusted), all of which are the subject of outstanding grants under the SARP and LTSPP.

Notes to the Accounts continued

33. Analysis of Changes in Financing During the Year

2001
£ million

	Share capital (including premium and merger reserve)	Senior unsecured loan notes	Loans and finance lease obligations	Total
At 1 January	1,729.8	145.8	210.9	2,086.5
Cash inflow/(outflow) from financing *note 21*	4.9	0.1	(157.8)	(152.8)
Inception of finance lease contracts	–	–	0.8	0.8
Other movements	(3.1)	–	–	(3.1)
Transfer from capital reserve	10.1	–	–	10.1
Transfer to profit and loss account	(717.1)	–	–	(717.1)
Transfer from QUEST	(0.4)	–	–	(0.4)
Exchange adjustment	–	3.0	3.8	6.8
At 31 December	1,024.2	148.9	57.7	1,230.8

34. Acquisition of Subsidiaries

	2001 £ million	2000 £ million
Tangible assets	–	8.1
Stocks	–	43.4
Debtors	–	32.1
Creditors	–	(47.7)
Taxation recoverable	–	1.0
Cash	–	5.4
Loans and finance leases	–	(2.3)
Deferred taxation	–	6.3
Net assets	–	46.3
Goodwill	(0.8)	1,497.6
	(0.8)	1,543.9
Consideration:		
Shares	–	984.7
Options to acquire shares	–	23.8
Loan notes	–	13.9
Cash (including expenses)	1.2	538.8
Accrued	(2.0)	(17.3)
	(0.8)	1,543.9
The cash flows in respect of the purchase of subsidiaries are as follows:		
Cash (including expenses)	(1.2)	(538.8)
Cash (accrued in prior years)	8.4	(16.3)
Cash and overdrafts acquired	–	5.4
Net cash inflow/(outflow) on acquisitions	7.2	(549.7)

Net cash flow on acquisitions relates to cash consideration and expenses paid of £15.1 million in respect of prior year acquisitions and cash received of £22.3 million, again in respect of prior year acquisitions.

Notes to the Accounts continued

35. Disposal and Closure of Operations

			2001 £ million	2000 £ million
	Sensing Solutions	Other	Total	Total
Net assets disposed of:				
Fixed assets				
Tangible assets	17.0	0.9	17.9	1.7
Intangible assets	23.6	–	23.6	1.0
Stocks	15.0	1.6	16.6	3.0
Debtors	18.1	2.0	20.1	4.0
Creditors	(10.2)	(1.2)	(11.4)	(2.2)
Taxation	(0.9)	–	(0.9)	0.2
Cash	0.5	–	0.5	0.4
Overdrafts	(0.7)	–	(0.7)	–
Deferred taxation	0.4	–	0.4	–
Minority interest	(0.8)	–	(0.8)	–
Net assets	62.0	3.3	65.3	8.1
Goodwill reinstated	64.8	0.3	65.1	19.9
	126.8	3.6	130.4	28.0
Profit/(loss) on disposal of operations	17.3	(2.8)	14.5	(18.1)
	144.1	0.8	144.9	9.9
Satisfied by:				
Cash (less expenses)	147.1	1.5	148.6	9.9
Accrued	(3.0)	(0.7)	(3.7)	–
	144.1	0.8	144.9	9.9
The cash flows in respect of the sale of subsidiaries are as follows:				
Cash received net of expenses	147.1	1.5	148.6	9.9
Cash less overdrafts included within net assets disposed of	0.2	–	0.2	(0.4)
Accrued in previous years now received	–	–	–	3.6
Net cash inflow from disposals	147.3	1.5	148.8	13.1

The businesses sold during the year contributed £7.8 million to the Group's operating cash flows, paid £0.7 million in respect of net returns on investments and servicing of finance, paid £1.4 million of taxation and utilised £3.1 million for capital expenditure.

36. Post Balance Sheet Events

On 20 February 2002 Spirent plc entered into an agreement for the sale of the equity and assets of its aerospace components business from within its Systems group to Curtiss-Wright Corporation for a cash consideration of $60 million (approximately £42 million).

Principal Divisions, Subsidiaries, Joint Venture and Associates

	% held at 31.12.01	Principal activity
Communications Group		
Performance Analysis Solutions Division		
Adtech Inc Honolulu, Hawaii, USA	100	Communications performance analysis systems
Edgcumbe Instruments Ltd* Hamilton, Glasgow, UK	100	Communications network fault detection systems
Trading divisions of Spirent Communications Inc: SmartBits Division Calabasas, California, USA Spirent Communications of Eatontown Eatontown, New Jersey, USA	100	Communications performance analysis systems
Spirent Communications of Ottawa Ltd Nepean, Ontario, Canada	100	Communications performance analysis systems
Spirent Communications (SW) Ltd* Paignton, Devon, UK	100	Satellite simulation systems
Zarak Systems Corporation Sunnyvale, California, USA	100	Communications performance analysis systems
Service Assurance Solutions Division		
Spirent Communications of Rockville Inc (formerly Hekimian Laboratories Inc) Rockville, Maryland, USA	100	Communications service assurance systems
Network Products Group		
Trading divisions of Spirent plc: HellermannTyton Aldridge, West Midlands, UK; Plymouth, Devon, UK; Wythenshawe, Manchester, UK		Cable management and network connectivity products
HellermannTyton (Pty) Ltd Johannesburg, South Africa	90	Cable management products
HellermannTyton SA Paris, France	100	Cable management products
HellermannTyton AB Järfälla, Sweden	100	Cable management products
HellermannTyton SrL Buenos Aires, Argentina	85	Cable management products
HellermannTyton GmbH Tornesch, Germany	100	Cable management products
HellermannTyton Ltda São Paulo, Brazil	100	Cable management products
HellermannTyton Pte Ltd Yishun, Singapore	75	Cable management products
RW Data Ltd* Northampton, UK	90	Network connectivity products

Principal Divisions, Subsidiaries, Joint Venture and Associates continued

	% held at 31.12.01	Principal activity
HellermannTyton Corporation Milwaukee, Wisconsin, USA	97	Cable management and network connectivity products
Tyton Company of Japan Ltd* Tokyo, Japan – Associate	49	Cable management products
Systems Group		
Autronics Corporation Arcadia, California, USA	100	Electronic controls and power supplies
Monitor Labs Inc Englewood, Colorado, USA	100	Environmental monitoring instruments
Penny & Giles Aerospace Ltd Christchurch, Dorset, UK	100	Aircraft instrumentation monitoring and recording products
Penny & Giles Controls Ltd* Cwmfelinfach, Gwent, UK Christchurch, Dorset, UK	100	Potentiometers and joystick controllers Precision displacement transducers
Penny & Giles Drives Technology Ltd Christchurch, Dorset, UK	100	Controllers for medical and industrial mobility products
Spirent Systems San Diego Inc La Jolla, California, USA	100	Maintenance and operations information systems
Spirent Systems Wichita Inc Wichita, Kansas, USA	100	Aircraft instruments and cockpit voice recorders
Financial		
Spirent BV Rotterdam, Netherlands	100	Investment company
Spirent GmbH Tornesch, Germany	100	Investment company
Spirent Holdings Corporation Hauppauge, New York, USA	100	Investment company
Interconnection Joint Venture		
WAGO Contact SA Domdidier, Switzerland	51	Terminals, connectors and electronic modules
WAGO Kontakttechnik GmbH Minden and Sondershausen, Germany	51	Terminals, connectors and electronic modules

Notes
- The above companies operate and are incorporated in the countries listed. All shareholdings in the companies are held indirectly by Spirent plc, except where indicated by an asterisk (*) where the shareholding is held directly by Spirent plc. The principal activity mentioned is indicative and not comprehensive.
- The percentage held reflects the proportion of shares controlled and not the beneficial interest.

Financial History

£ million

	2001	2000	1999	1998	1997
Consolidated Profit and Loss Account					
Turnover: Group and share of joint venture	880.1	772.7	611.5	530.1	487.8
Less: share of joint venture's turnover	(78.3)	(76.0)	(67.0)	(59.9)	(55.0)
Turnover	801.8	696.7	544.5	470.2	432.8
Operating (Loss)/Profit	(733.2)	110.0	81.4	70.1	60.4
Exceptional items	34.9	2.2	–	–	–
Goodwill impairment	724.6	–	–	–	–
Goodwill amortisation	86.6	25.7	8.6	0.9	–
Operating profit before goodwill amortisation and exceptional items	112.9	137.9	90.0	71.0	60.4
Joint venture's profit	9.6	13.3	9.5	11.5	11.0
Associates' profit net of goodwill amortisation	1.2	2.7	2.3	1.7	3.0
Non-operating Exceptional Items					
Profit/(loss) on disposal and closure of operations	14.5	(18.1)	(6.7)	–	–
Profit on disposal of tangible fixed assets	–	3.2	–	–	–
(Loss)/Profit before Interest	(707.9)	111.1	86.5	83.3	74.4
Net interest (payable)/receivable	(22.8)	(29.3)	(12.8)	(2.1)	0.4
(Loss)/Profit before Taxation	(730.7)	81.8	73.7	81.2	74.8
Taxation	32.6	30.6	30.2	27.3	23.5
Minority interest	0.2	0.5	–	–	0.1
(Loss)/Profit Attributable to Shareholders	(763.5)	50.7	43.5	53.9	51.2
Dividends	40.0	36.1	27.1	24.9	22.3
(Loss)/Profit for the Year	(803.5)	14.6	16.4	29.0	28.9
Consolidated Balance Sheet					
Intangible assets	987.7	1,816.8	321.3	25.7	–
Tangible assets	137.6	136.2	107.0	95.4	75.8
Investments	96.7	87.0	59.1	49.5	42.1
Working capital (excluding cash, overdrafts and deferred tax)	28.2	111.1	33.6	44.0	25.4
Operating Assets	1,250.2	2,151.1	521.0	214.6	143.3
Net borrowings	(179.1)	(326.4)	(274.6)	(30.2)	(6.4)
Provisions for liabilities and charges	(1.5)	(2.1)	(0.7)	(3.1)	(3.1)
Deferred tax asset	27.2	15.8	8.5	–	3.9
Assets less Liabilities	1,096.8	1,838.4	254.2	181.3	137.7
Shareholders' Funds	1,094.4	1,834.7	250.3	178.9	135.1
Minority Interest – Equity	2.4	3.7	3.9	2.4	2.6
	1,096.8	1,838.4	254.2	181.3	137.7
Investment					
Acquisitions net of disposals	(145.7)	1,534.0	282.7	29.2	83.0
Capital expenditure – owned assets	59.4	44.8	35.5	38.2	23.4
– leased assets	0.8	2.5	7.3	0.6	1.2
Depreciation	37.2	25.1	21.9	18.3	15.9
Product development	95.9	60.3	39.1	26.6	22.7

Financial History continued

	2001	2000	1999	1998	1997
Share Information					
Basic (loss)/earnings per share – pence*	(83.43)	7.40	6.67	8.33	8.16
Headline earnings per share – pence*	7.76	12.61	9.18	8.47	8.16
Diluted (loss)/earnings per share – pence	(83.43)	7.18	6.39	8.29	8.15
Dividend per share – pence	4.35	4.35	4.13	3.82	3.49
Fully paid Ordinary shares in issue at year end – millions	933.2	926.5	622.5	614.4	605.1

* The weighted average number of shares in issue used to calculate (loss)/earnings per share excludes the shares held by QUEST, Orbis Management Limited and Greenwood Nominees

					£ million
Segmental Analysis					
Turnover					
Performance Analysis Solutions Division	245.5	283.7	114.7	52.4	30.8
Service Assurance Solutions Division	185.1	5.5	–	–	–
Communications	430.6	289.2	114.7	52.4	30.8
Network Products	170.4	181.4	155.4	145.7	139.3
Systems	120.9	113.1	112.4	108.0	85.2
	721.9	583.7	382.5	306.1	255.3
Disposals**	79.9	113.0	162.0	164.1	177.5
	801.8	696.7	544.5	470.2	432.8
Operating Profit*					
Performance Analysis Solutions Division	38.7	97.1	43.0	18.4	9.3
Service Assurance Solutions Division	44.7	1.5	–	–	–
Communications	83.4	98.6	43.0	18.4	9.3
Network Products	15.3	25.3	21.5	20.2	20.0
Systems	6.3	2.1	7.3	11.8	8.1
	105.0	126.0	71.8	50.4	37.4
Disposals**	7.9	11.9	18.2	20.6	23.0
	112.9	137.9	90.0	71.0	60.4
Operating Profit by Source					
Europe	21.8	17.3	19.9	21.7	16.4
North America	81.6	106.0	51.3	26.7	18.8
Asia Pacific, Rest of Americas, Africa	1.6	2.7	0.6	2.0	2.2
	105.0	126.0	71.8	50.4	37.4
Disposals**	7.9	11.9	18.2	20.6	23.0
	112.9	137.9	90.0	71.0	60.4
Exceptional items	(34.9)	(2.2)	–	–	–
Goodwill impairment	(724.6)	–	–	–	–
Goodwill amortisation	(86.6)	(25.7)	(8.6)	(0.9)	–
	(733.2)	110.0	81.4	70.1	60.4
Earnings before Interest, Taxation, Depreciation, Amortisation and Exceptional Items	150.1	163.0	111.9	89.3	76.3
Impact of Exchange Rate Movement on Profit before Taxation* Benefit/(cost)	1.9	6.1	0.8	(1.1)	(3.7)

* Before goodwill amortisation and exceptional items

**Disposals include discontinued operations and other less significant disposals and closures

					Rates against Sterling
	2001	2000	1999	1998	1997
Average Exchange Rates for Major Currencies					
US dollar	1.44	1.51	1.62	1.66	1.64
Euro	1.61	1.64	1.52	1.49	1.45
Japanese yen	175.50	163.47	183.78	216.14	198.20

					Number
Average Employment by Geographical Area					
Europe	2,730	2,826	2,854	2,993	2,948
North America	3,608	2,894	2,786	2,748	2,385
Asia Pacific, Rest of Americas, Africa	1,474	1,230	942	788	580
	7,812	6,950	6,582	6,529	5,913

Shareholder Information

Shareholder Analysis

At 20 February 2002, the number of registered shareholders was 8,263 and the number of Ordinary shares in issue was 933.4 million.

	Number of holders	Percentage of total shareholders	Number of shares (million)	Percentage of share capital
Range of holdings:				
1 – 5,000	5,922	71.7	8.5	1.0
5,001 – 10,000	818	9.9	5.9	0.6
10,001 – 50,000	859	10.4	18.0	1.9
50,001 – 100,000	172	2.0	12.2	1.3
100,001 – 250,000	169	2.1	27.2	2.9
250,001 – 500,000	102	1.2	35.5	3.8
500,001 – 1,000,000	80	1.0	54.9	5.9
1,000,001 – Highest	141	1.7	771.2	82.6
Total	8,263	100.0	933.4	100.0
Held by:				
Individuals	5,022	60.8	24.7	2.7
Institutions and companies	3,241	39.2	908.7	97.3
Total	8,263	100.0	933.4	100.0

Lloyds TSB Registrars*

Enquiries concerning shareholdings, change of address or other particulars, should be directed in the first instance to the Company's Registrar, Lloyds TSB Registrars. They also provide a range of on-line shareholder information services at www.shareview.co.uk, where shareholders can check their holdings and find practical help on transferring shares or updating their details.

Dividend Mandate

Shareholders who wish to have dividends paid directly into their nominated bank or building society account and who have not already done so should request a BACS dividend mandate from Lloyds TSB Registrars.

Dividend Re-investment Plan (DRIP)

Spirent operates a DRIP under which shareholders can mandate to invest their cash dividends in Spirent shares, which are purchased in the market at competitive dealing rates. Application forms and further information can be obtained from Lloyds TSB Registrars who administer the plan on behalf of the Company. New DRIP mandates (and any withdrawals of existing mandates) must be received by Lloyds TSB Registrars by 13 May 2002 to be valid for the 2001 final dividend.

Spirent Single Company ISA

Lloyds TSB Registrars (a division of Lloyds TSB Bank plc, which is regulated by the Financial Services Authority) operate a Single Company Individual Savings Account (ISA) in which Spirent Ordinary shares can be held in a tax efficient manner. Full details and an application form can be obtained from Lloyds TSB Registrars.

Postal Share Dealing Service – Cazenove & Co. Ltd*

An execution-only service is available for the sale and purchase of the Company's shares by private investors in a simple, cost-effective manner. Dealing forms may be obtained from, and enquiries directed to, Cazenove & Co. Ltd.

Share Price Information

The Spirent share price is available via the Company's website (www.spirent.com). The share price can also be obtained in the UK on Ceefax, Teletext and the FT Cityline service, telephone: +44 (0) 906 843 1887 (calls charged at 60p per minute).

UK Capital Gains Tax
For the purposes of capital gains tax, the market value of a Spirent plc Ordinary share on 31 March 1982, as adjusted for subsequent capitalisation issues, was 97.233 pence per share.

American Depositary Receipts (ADRs) – Bank of New York*
The Company's shares are listed on the New York Stock Exchange (symbol: SPM) in the form of American Depositary Shares (ADS) and these are evidenced by ADRs, each one of which represents four Ordinary shares. The Bank of New York is the authorised Depositary bank for the Company's ADR programme.

The Company's ADS price is quoted daily in the Wall Street Journal and can be obtained from the New York Stock Exchange website at www.nyse.com.

Spirent Website at www.spirent.com
The Spirent website provides direct links to other Group company sites.

Unsolicited Mail
The Company is obliged by law to make its share register available upon request to the public and to other organisations which may use it as a mailing list resulting in shareholders receiving unsolicited mail. Shareholders wishing to limit the receipt of such mail should write to the Mailing Preference Service, Freepost 22, London W1E 7EZ or call +44 (0) 8457 034599 for an application form.

ShareGIFT
Shareholders who hold only a small number of shares, where dealing costs make it uneconomic to sell them, may wish to consider donating them to charity through ShareGIFT, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from Lloyds TSB Registrars. Further information is available at www.sharegift.org or telephone +44 (0) 20 7337 0501.

Annual General Meeting
The Company's Annual General Meeting will be held at 12 noon on Thursday, 2 May 2002 in the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

Auditor:
Ernst & Young LLP*

Banker:
HSBC Bank plc

Brokers:
Cazenove & Co. Ltd
Schroder Salomon Smith Barney

Financial Adviser:
N M Rothschild & Sons Limited

Legal Advisers:
Linklaters & Alliance (UK)
Debevoise & Plimpton (USA)

Life President:
Raymond A Parsons CBE

*contact details appear on the inside back cover

Glossary

10-gigabit Ethernet
Networking technology enabling Ethernet data to be transported at 10-gigabits (10-billion bits) per second.

Access
(Also referred to as the Access Network or the Local Loop.) The connection between the local exchange and the home/office, etc. The connection is most commonly of 'twisted pair' copper cable and is a few hundred metres to a few kilometres long.

Application-Layer
The top-most, user-visible, presentation of a network; the user interface point in network architectures.

ATM (Asynchronous Transfer Mode)
A networking protocol that uses fixed-size cells to transfer information.

Bandwidth
The data carrying capacity of a circuit, system or component.

Broadband
Generic term for devices with a bandwidth typically greater than one megabit (one million bits) per second.

cdma2000
A third generation wireless format being adopted by the US and others.

Category 6
A cabling standard for gigabit Ethernet Local Area Networks.

Circuit-Switched
Traditional technology used in telephony networks, in which switching equipment establishes a connection through its duration between calling party to called party.

Core
The combination of high-capacity switches and transmission facilities which form the backbone of a telecoms carrier network.

Digital Subscriber Line (DSL)
Technology enabling voice and high-speed data transfer over existing copper local lines.

Ethernet
A Local Area Network technology standard used for connecting computers.

Fibre Channel
Technology standard that enables very high speed interconnection (hundreds of megabits to gigabits per second) between computers.

Firewall
A combination of hardware and software that limits the exposure of computers or networks to an attack from the outside.

Gigabit
One billion bits of information.

Global Positioning System (GPS)
A system for determining location and height at any point on the Earth's surface. A receiver uses minute differences in measured time signals from accurate clocks on different satellites to calculate position and altitude.

Internet2
The next-generation internet, built for the use of universities, research facilities and the US government.

Internet Protocol (IP)
Part of the suite of protocols for transmitting data over the internet. Uses connectionless technology to route messages in discrete packets over any available route with the packet 'header' enabling the packets to be reassembled to create the original data stream at the destination.

Metro
A metropolitan (city) area. Generally excludes suburban zones but can include university campuses.

Optical
(Also referred to as the Optical Network.) The medium and the technology associated with transmission along optical fibre cable (as opposed to more traditional copper cables).

Packet-over-SONET (POS)
A system transmitting data which has been split into packets over a fibre optic network using SONET transmission technology.

Packet-Switched
Technology that sends data in packets through a network. Each data packet has its own address and may travel its own path through the network. At the remote location, packets are reassembled to form the original message.

Remote Test Probe
Test equipment connected permanently in a network and operated from a remote test or operations support system.

Router
A device that routes, or determines the next network point, of a packet of data towards a desired destination.

SONET
Synchronous Optical NETwork, offering fibre optic transmission rates from 51 megabits per second to 40 gigabits per second.

Storage Area Network (SAN)
A network that links host computers to storage servers and systems.

Switch
A device that selects a path or circuit for sending a packet of data to its next destination.

Terabit
One trillion bits, or one million million bits of information.

Voice-over-IP (VoIP)
Voice messages sent over the IP internet switching network.

Financial Calendar

		2002
Annual General Meeting		2 May
Final dividend 2001	ex-dividend date	8 May
	record date	10 May
	DRIP mandate deadline	13 May
	Ordinary shares payment	5 June
	ADR payment	17 June
Announcement of 2002 Interim Results		26 August
Interim dividend 2002†	ex-dividend date	9 October
	record date	11 October
	DRIP mandate deadline	14 October
	Ordinary shares payment	4 November
	ADR payment	14 November
Financial Year End		31 December

†Subject to the directors' decision to declare

Contact Details

Internet
Information for investors and about the Company is available on Spirent's corporate website at www.spirent.com

Head Office and Registered Office
Spirent plc
Spirent House
Crawley Business Quarter
Fleming Way
Crawley
West Sussex RH10 9QL
United Kingdom
Tel: +44 (0)1293 767676
Fax: +44 (0)1293 767677
Email: plc@spirent.com

Spirent plc
Registered in England No: 470893

Auditor
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU
United Kingdom
Tel: +44 (0)20 7951 2000
www.ey.com

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
United Kingdom
Service Helplines:
Tel: +44 (0)870 600 3964 (General enquiries)
Fax: +44 (0)870 242 4244 (ISA enquiries)
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

Share Dealing Facility
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom
Tel: +44 (0)20 7606 1768

ADR Depositary
The Bank of New York
American Depositary Receipts
620 Avenue of the Americas
6th Floor
New York
NY 10011
USA
Tel: +1 888 BNY ADRS (269 2377)
Fax: +1 973 742 2875
Email: shareowner-svcs@bankofny.com
Website: www.bankofny.com

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SPIRENT
Inspired innovation

Spirent plc, Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom
Telephone +44 (0)1293 767676 Fax +44 (0)1293 767677